Exhibit 2.1

STOCK PURCHASE AGREEMENT

Dated as of January 6, 2020

as amended by the First Amendment to Stock Purchase Agreement dated April 7, 2020,

and

as further amended by the Second Amendment to Stock Purchase agreement dated June 30, 2020 among

SPIRIT ACQUISITIONS, LLC,

HONKAMP KRUEGER FINANCIAL SERVICES, INC.,

THE SELLERS NAMED HEREIN,

and

JRD SELLER REPRESENTTIVE, LLC, AS THE SELLERS’ REPRESENTATIVE,

(continued)

(continued)

(continued)

Annexes

Annex A – Earnout Payments

Annex B – AUM Projections

Exhibits

Exhibit A – Pro Rata Share

Exhibit B – Accounting Principles / Working Capital Schedule

Exhibit C – Form of Escrow Agreement

Exhibit D – Form of Leases

Exhibit E – Form of Transition Services Agreement

Exhibit F – Form of Negative Consent Notice

Exhibit G – Form of HK Agreement

Schedules

Schedule 1 – Investor List

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the “Agreement”) dated as of January 6, 2020 is being entered into by and among Spirit Acquisitions, LLC, a Delaware limited liability company (“Buyer”), Honkamp Krueger Financial Services, Inc., an Iowa corporation (the “Company”), the stockholders of the Company set forth on the signature pages hereto (each, a “Seller” and collectively, the “Sellers”), and JRD Seller Representative, LLC, an Iowa limited liability company, as the representative of the Sellers (the “Sellers’ Representative”).

RECITALS

WHEREAS, as of the date hereof, the Company owns (a) 100% of the issued and outstanding membership interests of HKFS Aviation, LLC, a Wisconsin limited liability company (“HKFS Aviation”); and (b) 100% of the issued and outstanding membership interests of HK Alliance, LLC, an Iowa limited liability company (“HK Alliance”, and together with HKFS Aviation, the “Subsidiaries” and each individually, a “Subsidiary”);

WHEREAS, each Seller desires to sell to Buyer, and Buyer desires to purchase from each Seller all of the shares of Stock held by such Seller (such Seller’s “Purchased Shares”), upon the terms contained in this Agreement;

WHEREAS, simultaneously with the execution of this Agreement each Seller has delivered to the Sellers’ Representative, to be held in escrow by the Sellers’ Representative until the Closing, the original certificate(s) from the each of the Sellers representing the Purchased Shares held by each Seller, duly endorsed in blank or accompanied by transfer powers and with all requisite transfer tax stamps attached and otherwise sufficient to transfer the Purchased Shares to Buyer or its designee, in each case, free and clear of any and all Liens at the Closing;

WHEREAS, immediately following the Closing, the individuals set forth on Schedule 1 shall invest the amounts set forth next to such individual’s name on Schedule 1 (the “Rollover Investors”) in Buyer, and such investment shall be made subject to the terms set forth on Exhibit H (the “Rollover Investment”);

WHEREAS, certain terms used in this Agreement are defined in Section 1.1;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby confirmed, and subject to the terms and conditions set forth herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Adjustment Amount” means, without double counting, an amount, which may be a positive or negative number, equal to the sum of (a) the Final Closing Working Capital minus the Estimated Closing Working Capital, (b) the Estimated Closing Debt Amount minus the Final Closing Debt Amount, (c) Estimated Cash minus Final Closing Cash, and (d) the Estimated Transaction Expenses minus the Final Transaction Expenses.

“Adjustment Escrow Account” means the escrow account established by the Escrow Agent pursuant to the terms of the Escrow Agreement for purposes of holding the Adjustment Escrow Amount.

“Adjustment Escrow Amount” means $2,000,000.

“Advisory Contract” means any existing investment advisory, sub-advisory, investment management, trust or similar agreement with any Customer of the Company or any Subsidiary.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, including any spouse of such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Antitrust Law” means any applicable antitrust and competition Law, including the HSR Act.

“Assets Under Administration” means, as of any date of determination, the value of assets, other than assets held in no fee cash accounts, of any Person, including, but not limited to, all Customers, (no matter where such assets are located, including, but not limited to, assets held by mutual funds, insurance carriers, and annuity carriers, and assets held on Charles Schwab’s platform, BNY Mellon’s Pershing platform, Fidelity Investments’ platform or National Financial Services LLC’s platform) for which the Company or any of the Subsidiaries are the investment adviser, insurance provider, brokerage firm, agent of record or other similar adviser or service provider. Notwithstanding the foregoing, the cash values of fixed annuity contracts and cash values of life insurance contracts are excluded from the definition of “Assets Under Administration.”

“Assets Under Management” means, as of any date of determination, the aggregate market value of all assets, including any new accounts from new Customers produced by the Company after the Closing Date and all related market growth thereon, that are being managed and held by the Company or any of its Subsidiaries on behalf of all Customers in fee-based accounts, but including only 25% of the aggregate market value of any assets purchased by acquisition by Buyer or its Affiliates on behalf of any Customers that are placed on one of the Company’s asset management platforms after the Closing Date plus all growth and additions thereon going forward less distributions and withdrawals, but excluding (a) the market value of assets held in no fee cash accounts, (b) the cash surrender values of fixed annuity contracts, (d) the cash surrender value of life insurance contracts, and (d) the aggregate market value of assets held in brokerage accounts.

“Assignment Requirements” means, with respect to any Advisory Contract, the consents and approvals required under applicable Law to effect, as applicable, (i) the assignment or continuation of such Advisory Contract in connection with the transactions contemplated by this Agreement, and/or (ii) a change of control of the adviser, sub-adviser, investment manager, trustee or similar such party in connection with the transactions contemplated by this Agreement, and, with respect to any Insurance Arrangement, any similar regulatory or contractual requirement.

“AUM Percentage” means the quotient of (a) with respect to the First Earnout Period, (i) the Company’s AUM for the First Earnout Period divided by (ii) the amount of “Total AUM” set forth on Annex B hereto for the month in which the one (1)-year anniversary of the Closing Date occurs, or (b) with respect to the Second Earnout Period, (i) the Company’s AUM for the Second Earnout Period divided by (ii) the amount of “Total AUM” set forth on Annex B hereto for the month in which the two (2)-year anniversary of the Closing Date occurs.

“Business Day” means any day of the year other than a Saturday or Sunday or any day on which the Federal Reserve Bank of Dallas is closed.

“Cash” means the aggregate amount of all cash and cash equivalent assets (including marketable securities) of the Company and the Subsidiaries in each case, calculated in accordance GAAP. For the avoidance of doubt, “Cash” shall be calculated net of outstanding checks and wires in transit that have been issued or initiated by the Company or any of the Subsidiaries but that have not yet cleared and shall include, solely with respect to amounts due and payable, any wires in transit and checks available for deposit for the account of the Company or any of the Subsidiaries.

“CERCLA” means the Comprehensive Environmental Response Compensation and Liability Act, as amended.

“Closing Debt Amount” means, as of the Effective Time, the aggregate amount of all Indebtedness of the Company and the Subsidiaries.

“Closing Working Capital” means, as of the Effective Time, (a) the consolidated current assets, including accounts receivable, inventory, deposits, and prepaid expenses of the Company and the Subsidiaries (excluding Cash, deferred Tax assets, income Tax assets and receivables from any of the Company and the Subsidiaries’ Affiliates, managers, Employees, officers or members and any of their Affiliates), in each case, solely to the extent the same are of ongoing value to Buyer, the Company or any of the Subsidiaries following the Closing, less (b) the consolidated current liabilities, including accounts payable, accrued Taxes, accrued expenses, unpaid checks, drafts or wire transfers and other current liabilities of the Company and the Subsidiaries (but excluding payables, Restricted Cash, deferred Tax Liabilities and the current portion of long term Company Indebtedness), determined in accordance with the Accounting Principles set forth on Exhibit B; provided, that the portion of any salary, wages, bonuses, retention bonuses, severance payments, or other compensation payable to Employees or Independent Contractors attributable to pre-Closing periods and unpaid as of the Closing (including such portion of any 2018 bonuses), whether or not accrued on the financial statements of the Company and the Subsidiaries or reflected in Target Closing Working Capital, shall constitute current liabilities as of the Effective Time for purposes of determining Closing Working Capital. Any item included as a component of Indebtedness shall not be included in the computation of Closing Working Capital.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means all Intellectual Property owned by the Company or the Subsidiaries.

“Company Privacy Policy” means each written external or internal, past or present privacy policy or written privacy- or security-related representation, obligation or promise of the Company or any of the Subsidiaries related to their business, including any such policy, representation, obligation, or promise relating to: (a) the privacy of users of any website or service operated by or on behalf of the Company or the Subsidiaries; or (b) the collection, storage, hosting, disclosure, transmission, transfer, disposal, other processing or security of any Personally Identifiable Information.

“Company Technology” means all Technology owned by the Company or the Subsidiaries.

“Company’s AUM” means the Assets Under Management of the Company and its Subsidiaries, excluding the Assets Under Management attributable to any Employee set forth on Schedule 6.22 that does not execute a retention agreement as of the applicable date of calculation, calculated at 5:00 p.m. eastern time on the date that is the final date of the applicable Earnout Period (it being understood that Assets Under Management at the applicable date of determination shall be determined with reference to any increase or decrease in the aggregate market value or cash surrender value of an underlying asset due to changes resulting from market changes or fluctuations after the date hereof); provided that if such date is not a Business Day, the calculation shall be made at 5:00 p.m. eastern time on the next Business Day following the final date of the applicable Earnout Period.

“Confidential Information” means any information with respect to the Company and/or the Subsidiaries or any member thereof, including, methods of operation, products, Technology, inventions, Trade Secrets, commercial secrets, know-how, Software, marketing methods and sales plans and strategies, suppliers, competitors, markets, market surveys, techniques, research, development, production processes, finances, technical data, policies, strategies, designs, formulas, developmental or experimental work, improvements, discoveries, plans for research or future developments, database schemas or tables, infrastructure, development tools or techniques, training manuals, marketing, distribution and installation plans, processes and strategies, methodologies, business plans, budgets, financial information and data, customer and client information, prices and pricing strategies, costs, fees, customer and client lists and profiles, employee, customer and client non-public personal information, supplier lists, business records, audit processes, management methods and information, reports, recommendations and conclusions or other specialized information or proprietary matters; provided, that “Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (a) is generally available to the public on the date of this Agreement or (b) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder or prohibited by any other confidentiality agreement.

“Consent” means a Customer consent, or a consent relating to an Insurance Arrangement, sought under Section 6.16.

“Contract” means any contract, agreement, commitment, indenture, note, bond, mortgage, charge, loan, instrument, lease, sublease, agreement to lease, occupancy agreement, license, purchase order, service agreement, bill of lading, sales order or other arrangement, understanding, undertaking, commitment or obligation, whether written or oral, and all amendments or modifications thereto.

“Customer” means, with respect to the Company or any of the Subsidiaries, any Person for which the Company or any of its Subsidiaries provides investment product services, including, but not limited to, financial, advisory, investment adviser, manager, sub-adviser, sub-manager, investment, insurance, brokerage, financial advice, financial planning or acts in another similar capacity.

“Data Protection Laws” means all data protection Laws and industry standards pertaining to the protection of “Personally Identifiable Information.”

“DOL” means the U.S. Department of Labor.

“Earnout Payment” means a payment for each Earnout Period calculated in accordance with Annex A attached hereto.

“Earnout Period” means the First Earnout Period and the Second Earnout Period, as

applicable.

“Employee” means any individual who is an employee – whether by contract, common law or otherwise – of the Company or any the Subsidiaries on the date hereof.

“Environmental Law” means any Law as now or hereafter in effect in any way relating to protection of human health and safety, public welfare, the environment, or natural resources, including those Laws relating to the storage, handling and use of chemicals, hazardous substances (as that term is defined by CERCLA or other analogous Law), hazardous materials or waste materials of any kind, those relating to the generation, processing, treatment, storage, transport, disposal or other management of chemicals, hazardous substances (as that term is defined by CERCLA or other analogous Law), hazardous materials or waste materials of any kind, those Laws relating to the Release, reporting, discharge, investigation, or remediation of waste materials, hazardous substances (as that term is defined by CERCLA or other analogous Law), hazardous materials or waste materials of any kind, and those Laws relating to the protection of threatened or endangered species or environmentally sensitive areas. Environmental Law includes the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and analogous state or local Laws, as each has been or may be amended and the regulations promulgated pursuant thereto.

“Environmental Permit” means any Permit required by Environmental Laws for the operation of any and all members of the Company and the Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that would be considered as a single employer with any of the Company and the Subsidiaries under Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code, either currently or within the six (6) year period preceding the date of this Agreement.

“Escrow Agent” means Wells Fargo Bank, National Association.

“Escrow Funds” means the Indemnity Escrow Amount and the Adjustment Escrow Amount.

“Financing” means any debt financing received by Buyer in connection with the transaction contemplated hereby pursuant to which a lender has agreed, subject to the terms and conditions thereof, to lend the amounts set forth therein.

“Financing Information” means the financial statements required by Section 4.7(a).

“First Earnout Period” means the twelve (12)-month period beginning on the Closing Date and ending on the one (1)-year anniversary of the Closing Date.

“Former Employee” means any individual who was employed by the Company or any Subsidiary – whether by contract, common law or otherwise – but who is no longer so employed on the date hereof.

“Fundamental Representations” means the representations and warranties set forth in Sections 3.1 (authorization of agreement), 3.2(a) (conflicts), 3.3 (ownership and transfer of stock), 3.5 (financial advisors), 4.1 (organization and good standing), 4.2 (authorization of agreement), 4.3(a) (conflicts), 4.4 (capitalization), 4.5 (subsidiaries), 4.6 (corporate records), 4.7 (financial statements), 4.10 (taxes), the first sentence of 4.12 (title to tangible personal property), 4.13(b) (title to intellectual property), 4.21 (related party transactions), 4.26 (financial advisors), 5.1 (organization and good standing), 5.2 (authorization of agreement), 5.3(a) (conflicts), and 5.6 (financial advisors).

“GAAP” means generally accepted accounting principles in the United States as of the date hereof.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal) or Taxing Authority under or for the account of any of the foregoing; or (d) with respect to any specified Person, any arbitrator who has the authority to render a binding decision on such Person that may be enforced in a court of competent jurisdiction.

“Hazardous Material” means any substance, material or waste which is regulated because of its effect or potential effect on public health or the environment, including any material, substance or waste which is recycled, or which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “solid waste,” “pollutant or contaminant,” “toxic waste” or “toxic substance” under any provision of Environmental Law, and including petroleum or any fraction thereof, petroleum products, natural gas, natural gas liquids, liquefied natural gas or synthetic gas, asbestos, mold, asbestos-containing material, urea formaldehyde and polychlorinated biphenyls.

“Honkamp Krueger” means Honkamp Krueger & Co., P.C.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IC Representative” means each Person who is registered or licensed as a registered representative, investment adviser representative, solicitor, insurance broker, insurance agent, producer, distributor or other Persons who market, produce or service the Insurance Arrangements, sales person, formal manager, financial services assistant, or supervisor of the foregoing, or equivalent person of the Company or any Subsidiary as of the date hereof.

“Improvements” means all buildings, fixtures, sidings, parking lots, roadways, structures, erections, fixed machinery, fixed equipment and appurtenances situated on, in, under, over or forming part of any real property.

“Indebtedness” of any Person means, without duplication, (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments, the payment of which such Person is responsible or liable for (including any seller notes, deferred purchase price obligations or earn-out obligations issued or entered into in connection with any acquisition undertaken by such Person); (b) all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (whether contingent or otherwise) calculated as the maximum amount payable under or pursuant to such obligation (even though the rights and remedies of seller or lender under such agreement in the event of default are limited to the repossession or sale of such property) (but excluding, as applicable, trade accounts payable and other accrued current Liabilities to the extent taken into account in calculating Closing Working Capital, other than the current Liability portion of any indebtedness for borrowed money); (c) all obligations of such Person under leases (i) required to be capitalized in accordance with GAAP or (ii) have been classified as capital or finance leases in the Financial Statements; (d) all obligations of such Person, contingent or otherwise, for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (e) all obligations of such Person under interest rate, currency swap or other hedging transactions (valued at the termination value thereof); (f) the liquidation value, accrued and unpaid dividends; prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock (or other equity) of such Person; (g) all obligations from deferred compensation arrangements; (h) all obligations under surety bonds; (i) all obligations payable to the Company’s Affiliates, managers, officers or members and any of their Affiliates, including obligations related to any fee sharing arrangements with Honkamp Krueger; (j) all obligations of the type referred to in clauses (a) through (i) of any Persons, the payment of which such Person is responsible or liable for, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (k) all obligations of the type referred to in clauses (a) through (j) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person). Any item included as a component of Closing Working Capital (e.g. accounts payable) shall not be included in the computation of Indebtedness.

“Indemnity Escrow Account” means the escrow account established by the Escrow Agent pursuant to the terms of the Escrow Agreement for purposes of holding the Indemnity Escrow Amount.

“Indemnity Escrow Amount” means $800,000.

“Independent Contractor” means a Person providing services to the Company or any the Subsidiary on the date hereof who is not an Employee.

“Insurance Arrangements” means any insurance or annuity policy and similar contract, together with all binders, slips, certificates, endorsements and riders thereto issued or entered into, and any brokerage or similar agreement or arrangement existing at the date hereof with any Person to which the Company or any Subsidiaries have agreed provide services and has received or may receive (or its IC Representatives may receive) commissions and/or other fees or payments, in each case, in connection with the business conducted by the Company or any of its Subsidiaries as of the date hereof.

“Intellectual Property” means any right, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) patents and applications therefor, including continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, corporate names, trade styles, logos and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Marks”); (c) Internet domain names; (d) copyrights and mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof (collectively, “Copyrights”); (e) trade secrets and other proprietary information (“Trade Secrets”); and (f) other intellectual property rights arising from or relating to Technology.

“Intellectual Property Licenses” means (a) any grant by any of the Company or the Subsidiaries to another Person of any right relating to or under Intellectual Property and (b) any grant by another Person to the Company or any of the Subsidiaries of any right relating to or under any third Person’s Intellectual Property.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

“Knowledge” means, with respect to any Person that is not an individual, the actual knowledge after due inquiry of any of such Person’s directors, managers and executive officers and all other officers and managers having responsibility relating to the applicable matter or, in the case of an individual, such individual’s actual knowledge after due inquiry. Without limiting the generality of the foregoing and for avoidance of doubt, the Knowledge of the Company shall include the knowledge of John Darrah, Louie Rosalez, Brian Cose, Chris Kobes, Ivan Gruhl, Frank Bremser, Martha Sullivan and Gregory Burbach.

“Landlord” means HKFS Building Co., L.L.C.

“Law” means any federal, state, local (statutory, common or otherwise), municipal, foreign or international, multinational or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, guideline, policy, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, applied, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), claim or counterclaim, hearing, investigation, audit or examination commenced, brought, conducted or heard by or before (or, in the case of threatened proceedings, that would be commenced, brought, conducted or heard by or before) any Governmental Body.

“Liability” means any debt, Loss, damage, adverse claim, fine, penalty, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, disputed or undisputed, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation.

“Lien” means any lien, defect, covenant, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, interference, option, license, right of first refusal, preemptive right, community property interest or restriction of any nature affecting property, real or personal, tangible or intangible, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, any lease in the nature thereof, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute of any jurisdiction).

“Material Adverse Effect” means any result, occurrence, fact, change, event or effect (whether or not constituting a breach of a representation, warranty or covenant set forth in this Agreement) that, individually or in the aggregate with any such other results, occurrences, facts, changes, events or effects (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in this Agreement but for the presence of “Material Adverse Effect” or other materiality or knowledge qualifications, or similar qualifications, in such representations and warranties), (a) had or could reasonably be expected to have a material adverse effect on the historical or projected business, operations, prospects, assets, Liabilities, condition (financial or otherwise) or results of operations (including EBITDA or cash flow), in each case, of the Company and the Subsidiaries, taken as a whole, (b) prevents or materially impairs or delays, or could reasonably be expected to prevent or materially impair or delay, the ability of any of the Company or any of the Sellers to consummate the transactions contemplated by this Agreement or perform their duties under this Agreement or the Seller Documents or Company Documents, or (c) is or could reasonably be expected to be materially adverse to the ability of the Company or any the Subsidiaries to operate its business immediately after the Closing substantially in the manner as such business was operated immediately prior to the Closing; provided, that none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect, nor shall any of the following be taken into account in determining whether there has been a Material Adverse Effect: any event, change, development or effect resulting from or arising out of (A) general economic conditions, (B) general conditions in the industry in which the Company and the Subsidiaries operate, or (C) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof, except, in the case of the foregoing clauses (A), (B), and (C), the extent that such matters disproportionately impact the Company or any of the Subsidiaries relative to other businesses in the industry in which the Company or any of the Subsidiaries operate. For the avoidance of doubt, the parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to the term Material Adverse Effect.

“Open Source Software” means Software that is licensed under any open source license that grants users the rights to modify and distribute the Software to anyone and for any purpose, including any Software that satisfies the definition of open source software by the Open Source Initiative.

“Order” means any order, injunction, judgment, doctrine, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the business of the Company and the Subsidiaries through the date hereof consistent with past practice.

“Per Share Amount” means the quotient of (a) an amount equal to the Closing Payment, divided by (b) the number of outstanding shares of Stock.

“Permits” means any approvals, certifications, authorizations, consents, licenses, registrations, variances, permits, registrations or certificates granted by or obtained from a Governmental Body, and applications therefor and renewals thereof.

“Permitted Exceptions” means (a) statutory Liens for current Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve has been established therefor in the Financial Statements in accordance with GAAP; (b) mechanics’, carriers’, workers’ and repairers’ Liens arising or incurred in the Ordinary Course of Business that are not material to the business, operations and financial condition of the property so encumbered and that are not resulting from a breach, default or violation by any of the Company or the Subsidiaries of any Contract or Law; and (c) zoning, entitlement and other land use and environmental regulations by any Governmental Body; provided that such regulations have not been violated.

“Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Personally Identifiable Information” means any information that directly or indirectly identifies or reasonably can be used to identify or locate an individual or device, including geolocation data, UIDs, email addresses and click stream data. For the avoidance of doubt, Personally Identifiable Information includes, but shall not be limited to, all “nonpublic personal information,” as defined under the Gramm-Leach-Bliley Act, the Fair and Accurate Credit Transactions Act and the Fair Credit Reporting Act, “protected health information” as defined under the Health and Insurance Portability and Accountability Act of 1996, and “personal data” as defined under the EU General Data Protection Regulation.

“Plans” means (a) all “employee benefit plans” as defined by Section 3(3) of ERISA, all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, dental, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, Contract, or understanding (whether qualified or nonqualified, written or unwritten), and any trust, escrow or other agreement related thereto, which currently is sponsored, established, maintained or contributed to or required to be contributed to by any of the Company or the Subsidiaries or for which any of the Company or the Subsidiaries have any Liability, contingent or otherwise, and (b) all “multiemployer plans,” as that term is defined in Section 4001 of ERISA and all “employee benefit plans” (as defined in Section 3(3) of ERISA) that are subject to Title IV of ERISA or Section 412 of the Code which any of the Company or the Subsidiaries or any ERISA Affiliate has maintained or contributed to or been required to contribute to at any time within six (6) years prior to the Closing Date or with respect to which any of the Company and the Subsidiaries or any ERISA Affiliate has any Liability, contingent or otherwise.

“Privacy Commitment” means any applicable Law, any rule of a self-regulatory organization with which the Company or any of the Subsidiaries are or was required to comply, any applicable published industry best practice or other standard with which the Company or any of the Subsidiaries is or was required to comply, and any applicable requirement contained in a Contract to which the Company or any of the Subsidiaries are a party or is otherwise bound, that: (a) pertains to (i) privacy or restrictions or obligations related to the collection, use, disclosure, transfer, transmission, storage, hosting, disposal, retention, interception or other processing of Personally Identifiable Information, or (ii) direct marketing to consumers or consumer protection; and (b) exists in any country in which the Company or any of the Subsidiaries are subject to the jurisdiction of that country’s courts.

“Pro Rata Share” means the percentage set forth next to such Seller’s name on Exhibit A.

“Proprietary Software” means any Software owned by the Company or the Subsidiaries.

“Registered Intellectual Property” means all Patents, all Copyrights, Marks and Internet domain name registrations and applications for registration that, in each case, are owned by any of the Company or the Subsidiaries.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration.

“Restricted Cash” means any cash which is not freely usable by the Buyer at Closing because it is subject to restrictions, limitations or taxes on use or distribution by Law, contract or otherwise, including without limitation, restrictions on dividends, collateral for letters of credit, and repatriations or any other form of restriction.

“Second Earnout Period” means the twelve (12)-month period beginning on the one (1)-year anniversary of the Closing Date and ending on the two (2)-year anniversary of the Closing Date.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any (a) computer programs, including any software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) documentation, including user manuals and other training documentation related to any of the foregoing.

“Stock” means the common stock of the Company.

“subsidiary” means any Person of which (a) more than ten percent of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by any of the Company and the Subsidiaries; or (b) any of the Company or the Subsidiaries are entitled, directly or indirectly, to appoint one or more Persons to serve on the board of directors or managers or comparable supervisory body of such Person.

“Target Closing Working Capital” means $2,500,000.

“Tax” or “Taxes” means (a) any and all domestic or foreign, federal, state, local or other taxes (including estimated taxes), levies, fees, imposts, or duties of any kind (together with any and all interest, fines, assessments, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Body, including, without limitation (i) taxes with respect to income, franchises, windfall or other profits and gross receipts and (ii) real or personal property, sales, use, goods and services, capital stock, employment, unemployment, social security, unclaimed property, payroll, customs duties, transfer, license, branch, utility, severance, production, occupation, premium, workers’ compensation or net worth, capital gains and taxes in the nature of excise, withholding, ad valorem or value added whether disputed or not; and (b) any transferee liability or other obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person in respect of any items described in clause (a) of this definition.

“Tax Return” means any report, declaration, statement, return or other information filed in respect of Taxes, and any claims for refund of Taxes, including any amendments or supplements to any of the foregoing with any Taxing Authority with respect to Taxes imposed upon, or attributable to, the operations of the business.

“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.

“Technology” means, collectively, Software, information, programming content and data, designs, source code, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, tools, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings and registered domain names, website pages and other website development, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology.

“Transaction Expenses” means any (whether or not accrued, accelerated or deferred) fees, expenses, or other payments or obligations of the Sellers, the Company or any of the Subsidiaries (including those fees, expenses, payments and obligations incurred by any of the Company or the Subsidiaries on behalf of Sellers or Sellers’ Representative), arising from or in connection with the negotiation, preparation, execution, delivery, consummation and performance of this Agreement, the Seller Documents, the Company Documents, and any due diligence requests or activity related to the transactions contemplated hereby and thereby, including (a) all fees, costs and expenses incurred by the Company, the Subsidiaries or the Sellers in connection with the negotiation, preparation and execution of the this Agreement and the other agreements contemplated herein and the consummation of the transactions contemplated hereby and thereby, including, but not limited to, any financial advisors’, attorneys’, accountants’ and other professional fees and expenses, (b) any payments arising from retention, severance, “stay,” sale, transaction or sign-on bonuses as well as any deferred compensation payable to Employees of any of the Company or any of the Subsidiaries and any other similar payments to Employees and representatives, including the Company’s, any of the Subsidiaries’ or Sellers’ portion of employment and similar Taxes associated with such items, (c) any fees, expenses, break costs (including costs calculated based on difference in swap and current rates) payments or other costs related to the termination of any swap agreements, derivative transactions, or similar arrangements, (d) the Company’s and the Subsidiaries’ portion of any employment or payroll Taxes associated with the amounts payable under the foregoing clause (b) incurred or otherwise payable by the Company or any Subsidiary whether at, prior to or after the Closing in connection with this Agreement and the consummation of the transactions contemplated hereby and (e) payment for the Tail Policy. Notwithstanding the foregoing, all filing fees related to compliance with the HSR Act, the premium for the R&W Insurance Policy, and all fees charged by the Escrow Agent shall not be included in the definition of Transaction Expenses.

“Treasury Regulations” means the regulations promulgated under the Code.

“Unpaid Transaction Expenses” means the amount of Transaction Expenses incurred as of or after the Closing but unpaid as of the Effective Time.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as

amended.

1.2 Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have the meanings set forth in the Sections indicated:

Term	Section
Accounting Principles	2.4(a)
Acquisition Transaction	6.4(a)
Adjustment Statement	2.4(b)
Agreement	Preamble
Balance Sheet	4.7(a)
Balance Sheet Date	4.7(a)
Breakup Fee	7.5(b)
Buyer	Preamble
Buyer and Company Released Parties	6.13(a)
Buyer Documents	5.2
Buyer Indemnified Parties	8.2(a)
Buyer’s Representatives	6.1
Claims	6.13(a)
Closing	2.6
Closing Payment	2.3(a)
Closing Common Share Payment	2.1(b)
Closing Date	2.6
Company	Preamble
Company Database	4.13(n)
Company Documents	4.2
Company Permits	4.17(b)
Company Property or Company Properties	4.11(a)
Computer Systems	4.13(k)
Confidentiality Agreement	6.1
Deductible	8.4(a)

Earnout Item of Disagreement	2.5(b)
Earnout Statement	2.5(a)
Earnout Statement Notice of Objection	2.5(b)
Earnout Statement Review Period	2.5(b)
Effective Time	2.6
Escrow Agreement	2.7(h)
Estimated Cash	2.4(a)
Estimated Closing Debt Amount	2.4(a)(iii)
Estimated Closing Statement	2.4(a)
Estimated Closing Working Capital	2.4(a)(i)
Estimated Transaction Expenses	2.4(a)(iv)
FCPA	4.24(a)
Fees and Expenses	7.5(a)
Final Amounts	2.4(c)
Final Closing Cash	2.4(c)
Final Closing Debt Amount	2.4(c)
Final Closing Working Capital	2.4(c)
Final Transaction Expenses	2.4(c)
Financial Statements	4.7(a)
Financing Marketing Documents	6.15(b)(i)
Fundamental Cap	8.4(b)
General Cap	8.4(b)
General Survival Period	8.1
Government Official	4.24(a)
HK Agreement	2.7(v)
HK Alliance	Recitals
HKFS Aviation	Recitals
HSR Filing	6.14
Immigration Laws	4.23
Independent Accountant	2.4(c)
Leases	2.7(q)
Letter of Transmittal	6.20
Loss or Losses	8.2(a)
Material Contracts	4.14(a)
Negative Consent Notice	6.16
Occurrence Policies	6.9(a)
Payoff Letters	2.7(d)(ii)
Personal Property Leases	4.12(b)
Private Sector Counterparty	4.24(a)
Proposed Amounts	2.4(b)
Purchase Price	2.2
Purchase Price Allocation	8.7(f)(ii)
Purchased Shares	Recitals
R&W Exclusions	8.4(a)
R&W Insurance Policy	2.8(e)
R&W Insurance Provider	5.7
Real Property Lease or Real Property	4.11(a)
Leases
Related Person or Related Persons	4.21
Representatives	6.4(a)
Restricted Business	6.10(a)

Section 338(h)(10) Election	8.7(f)(i)
Seller or Sellers	Preamble
Seller Documents	3.1
Seller Indemnified Parties	8.2(c)
Seller Releasing Parties	6.13(a)
Sellers’ Representative	Preamble
Significant Customer	4.25(a)
Significant Provider	4.25(c)
Straddle Period	8.7(b)
Subsidiary or Subsidiaries	Recitals
Subsidiary Interest	4.5
Survival Period	8.1
Tail Policy	6.9(b)
Tax Claim	8.7(c)(i)
Termination Fee	7.5(a)
Third-Party Claim	8.3(b)
Transaction Expense Statements	2.7(d)(i)
Transition Services Agreement	2.7(s)
Unresolved Claims	8.5

1.3 Other Definitional and Interpretive Matters.

(a) Unless otherwise expressly provided in this Agreement, for purposes of this Agreement, the following rules of interpretation shall apply:

Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

Dollars. Any reference to “$” or “dollars” shall mean the legal tender of the United States.

Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. The Schedules to Article III, Article IV and Article V shall be organized in parts corresponding to the numbering in such Articles with disclosures in each part specifically corresponding to or cross referencing a particular Section and subsection of such Articles. The disclosure of information on any Schedule will not be deemed to be disclosed on any other Schedule or to relate to any provision of the Agreement other than the particular Section or subsection to which such Schedule refers.

Gender and Number. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Except as otherwise expressly provided or unless the context otherwise requires, definitions shall be equally applicable to both the singular and plural forms of the terms defined.

Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any to Sections, Schedules, Annexes and Exhibits mean the Sections of, and Schedules, Annexes and Exhibits attached to, this Agreement.

Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

Made Available.

(b) The phrase “Made Available” means that an accurate and complete copy of the information or documents (for the avoidance of doubt, including all amendments, waivers, exhibits and schedules thereto) is available for Buyer to download in reviewable format in the Project Spirit folder on the electronic documentation site established by Suralink on behalf of the Company, the Subsidiaries and Sellers at least one (1) Business Day prior to the date of the execution of this Agreement.

(c) The parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arms-length negotiations. The parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(d) Except as specified herein, it is the intention of the parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties and covenants in this Agreement shall be construed to be cumulative and that each representation, warranty and covenant in this Agreement shall be given full separate and independent effect. Without limitation to the foregoing, except as otherwise expressly provided in this Agreement, nothing in any representation or warranty in this Agreement shall in any way limit or restrict the scope, applicability or meaning of any other representation or warranty made in this Agreement. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that such party has not breached will not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.

References. References herein (i) to the words “party” and “parties” shall refer to Buyer, the Company, and Sellers; (ii) to all accounting terms not otherwise defined herein have the meanings ascribed to them in accordance with GAAP; (iii) to Sections, Schedules, Annexes and Exhibits mean the Sections of, and Schedules, Annexes and Exhibits attached to, this Agreement, (iv) to an agreement, document or instrument means such agreement, document or instrument as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof, including by waiver or consent, (v) to a specific Law, or to specific provisions of Laws means such Law or specific provisions of Laws as amended, modified or supplemented from time to time and in effect on the date hereof and includes any successor comparable Laws in effect on the date hereof or provisions of Laws thereto in effect on the date hereof and any rules and regulations promulgated thereunder in effect on the date hereof, (vi) to a list, or any like compilation, means that the item referred to is complete and correct, and (vii) to “any” means “any and all;” and (viii) to the word “Agreement,” means this Agreement as amended or supplemented, together with all Exhibits, Annexes, and Schedules attached hereto or incorporated by reference.

ARTICLE II

PURCHASE AND SALE OF THE STOCK; CONSIDERATION; CLOSING

2.1 Purchase and Sale of the Stock; Allocation of Consideration.

(a) Closing Payment. At the Closing, subject to the terms and conditions of this Agreement, each Seller severally shall sell, transfer, assign, and convey such Seller’s Purchased Shares to Buyer, free and clear of any and all Liens, and Buyer shall purchase, acquire and accept such Purchased Shares from each Seller, and Buyer shall deposit with the Sellers’ Representative the Closing Payment, on behalf of the Sellers, and the Sellers’ Representative shall pay to each Seller such Seller’s portion of the Closing Payment as described in Section 2.1(b). The “Closing Payment” shall be equal to the Purchase Price, as increased or decreased as provided below in Section 2.3.

(b) Subject to the terms and conditions of this Agreement, at the Closing, Buyer shall deposit with the Sellers’ Representative the Closing Payment, on behalf of the Sellers, and the Sellers’ Representative shall pay to each Seller an aggregate consideration for such Seller’s Purchased Shares in cash equal to, without duplication, the product of (A) the Per Share Amount multiplied by (B) the number of Purchased Shares being sold by such Seller hereunder (each such amount, a “Closing Common Share Payment”). Each Seller shall also be entitled to receive, from time to time from and after the Closing Date, (x) the amount of such Seller’s Pro Rata Share with respect to such shares of Stock of any payment made pursuant to Sections 2.4(d)(ii) or 2.4(d)(iii) and (y) the amount of such Seller’s Pro Rata Share with respect to such shares of Stock of the Escrow Funds (as the same may be adjusted pursuant to the terms hereof), in each case, if and when such amounts are payable pursuant to the terms of this Agreement.

2.2 Consideration. The aggregate consideration for the sale of the Purchased Shares and the post-Closing covenants and agreements of Sellers set forth in this Agreement shall be an amount equal to $100,000,000 (the “Purchase Price”), subject to adjustment as provided in Section 2.3(a) and Section 2.4, plus the Earnout Payments pursuant to Section 2.5, which shall be deemed additional Purchase Price.

2.3 Payment of Purchase Price; Indebtedness; Transaction Expenses; Escrow Funds.

(a) At the Closing, Buyer shall deliver to the Sellers’ Representative, on behalf of the Sellers, and the Sellers’ Representative shall pay to each Seller by wire transfer of immediately available funds to the accounts designated by Sellers’ Representative in writing not fewer than three (3) Business Days prior to the Closing Date, an amount equal to (i) the Purchase Price, plus (ii) the excess, if any, of Estimated Closing Working Capital over Target Closing Working Capital, minus (iii) the excess, if any, of Target Closing Working Capital over Estimated Closing Working Capital, minus (iv) the Estimated Closing Debt Amount, minus (v) the Estimated Transaction Expenses, minus (vi) the Indemnity Escrow Amount, minus (vii) the Adjustment Escrow Amount, plus (viii) Estimated Cash (such remaining amount resulting from (i) – (viii), the “Closing Payment”).

(b) At the Closing, Buyer shall deliver, on behalf of Sellers, the Company or the Subsidiaries, as applicable, to each payee identified in each Payoff Letter and Transaction Expense Statement the amount payable to such payee as set forth in such Payoff Letter or Transaction Expense Statement and reflected in the Estimated Closing Statement, in each case by wire transfer to an account designated by the applicable payee; provided, that in no event shall the aggregate of all amounts payable pursuant to this Section 2.3(b) exceed the amount equal to the Purchase Price as adjusted pursuant to Section 2.4(a), less the Escrow Funds.

(c) At the Closing, Buyer shall deliver the Escrow Funds to the Escrow Agent to be held in accordance with the terms of the Escrow Agreement.

2.4 Purchase Price Adjustment.

(a) No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer a written statement (the “Estimated Closing Statement”), setting forth in reasonable detail and accompanied by reasonably detailed backup documentation, the Company’s good faith estimate of (i) Closing Working Capital (“Estimated Closing Working Capital”), (ii) the Closing Debt Amount (the “Estimated Closing Debt Amount”), (iii) Unpaid Transaction Expenses (the “Estimated Transaction Expenses”), (iv) Cash (“Estimated Cash”) and (v) the resulting Closing Common Share Payment to each Seller (taking into account and including the amount of any reduction with respect to such Seller’s promissory note, if any, contemplated by the proviso to the first sentence of Section 2.1(b)). Notwithstanding any input Buyer may have with respect to the amounts reflected in such written statement, no position or agreement made or taken by any of the parties with respect to the amounts reflected in such statement and/or such accompanying calculations shall preclude any such party from taking any other position or making any other argument with respect to the Adjustment Statement and/or accompanying calculations, as applicable. The Estimated Closing Statement is to be prepared in accordance with the applicable principles and illustrative calculation each as set forth on Exhibit B (such principles and illustrative calculation, the “Accounting Principles”) and the applicable definitions set forth herein.

(b) Within ninety (90) days after the Closing Date, Buyer shall cause to be prepared and delivered to Sellers’ Representative, a written statement (the “Adjustment Statement”) setting forth in reasonable detail and accompanied by reasonably detailed backup documentation, Buyer’s calculation of (i) Closing Working Capital, (ii) the Closing Debt Amount, (iii) Cash, and (iv) Unpaid Transaction Expenses (collectively, the “Proposed Amounts”).

(c) The Adjustment Statement (and the computations of the Proposed Amounts indicated thereon) delivered by Buyer to Sellers’ Representative shall be deemed to be conclusive and binding upon the parties unless Sellers’ Representative, within the later to occur of (i) thirty (30) days after delivery to Sellers’ Representative of the Adjustment Statement; or (ii) December 1, 2020, notifies Buyer in writing that Sellers dispute in good faith the calculation of specific line items set forth therein, specifying the nature of each individual disputed line item calculation and the basis therefor in reasonable detail. Any line items not disputed by the Sellers’ Representative within thirty (30) days after delivery to Sellers’ Representative of the Adjustment Statement (or December 1, 2020, if applicable) shall be final and binding on the parties. The parties shall in good faith attempt to resolve any dispute and, if the parties so resolve all disputes, the Adjustment Statement (and the computations of Proposed Amounts indicated thereon), as amended to the extent necessary to reflect the resolution of the dispute, shall be deemed to be conclusive and binding on the parties. If the parties do not reach agreement in resolving the dispute within thirty (30) days after such notice is given by Sellers’ Representative to Buyer pursuant to this Section 2.4(c), the parties shall submit the dispute to a nationally recognized independent accounting firm which is mutually agreeable to the parties (the “Independent Accountant”) for resolution; provided, that if the parties are unable to agree on the selection of the Independent Accountant, Sellers’ Representative, on the one hand, and Buyer, on the other hand, shall each select a nationally recognized independent accounting firm, which together shall appoint a third nationally recognized independent accounting firm to serve as the Independent Accountant, and such appointment shall be conclusive and binding on the parties. As promptly as practicable thereafter (and, in any event, within fifteen (15) days after the Independent Accountant’s engagement), Sellers’ Representative shall submit any unresolved disputes to the Independent Accountant in writing (with a copy to Buyer), supported by any documents and arguments upon which it relies. As promptly as practicable thereafter (and, in any event, within fifteen (15) days following the Sellers’ Representative submission of such unresolved disputes), Buyer shall submit its response to the Independent

Accountant (with a copy to the Sellers’ Representative) supported by any documents and arguments upon which it relies. As soon as practicable thereafter, the Independent Accountant shall render a decision based solely on the respective written presentations of Buyer and the Sellers’ Representative. The Independent Accountant shall act solely as an expert in resolving any disputed item and not as an arbitrator. In resolving any disputed item, the Independent Accountant (x) shall be bound by the provisions of this Section 2.4 and (y) may not assign a value to any item greater than the greatest value for such items claimed by either Buyer or Sellers’ Representative or less than the smallest value for such items claimed by either Buyer or Sellers’ Representative. The fees, costs and expenses of the Independent Accountant shall be allocated to and borne by Buyer, on the one hand, and the Sellers’ Representative, on behalf of the Sellers, on the other hand, on an equal (50/50) basis. Subject to Section 8.2(a)(iii), the final, binding and conclusive calculation of Closing Working Capital, the Closing Debt Amount, Cash and Unpaid Transaction Expenses, based either upon agreement or deemed agreement by Buyer and Sellers or the written report delivered by the Independent Accountant, in each case, in accordance with this Section 2.4(c), will be the “Final Closing Working Capital”, “Final Closing Debt Amount”, “Final Closing Cash” or “Final Transaction Expenses” as the case may be (collectively, the “Final Amounts”), for all purposes of this Agreement.

(d) On the third (3rd) Business Day after the determination of the Final Amounts in accordance with this Section 2.4:

(i) If the Adjustment Amount is a negative amount, an amount in dollars equal to the absolute value of such amount shall, within three (3) Business Days from the date on which the Final Amounts are finally determined pursuant to this Section 2.4, be delivered to Buyer and/or its designee by wire transfer of immediately available funds to an account designated by Buyer from the Adjustment Escrow Account and Buyer and Sellers’ Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver the applicable amounts due to Buyer pursuant to this Section 2.4(d)(i). If the Adjustment Escrow Amount is insufficient to pay the full Adjustment Amount to Buyer, Buyer, in its sole discretion, may receive the remaining Adjustment Amount from either (A) the Indemnity Escrow Amount, (B) the Earnout Payments actually payable pursuant to Section 2.5 (subject to Section 8.9), or (C) the Sellers’ Representative, on behalf of the Sellers. If Buyer elects to receive the remaining Adjustment Amount from the Indemnity Escrow Amount, Buyer and the Sellers’ Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver the applicable amounts due to Buyer.

(ii) If the Adjustment Amount is a positive amount, an amount in dollars equal to such amount shall, within three (3) Business Days from the date on which the Final Amounts are finally determined pursuant to this Section 2.4, be deposited with the Sellers’ Representative and the Sellers’ Representative shall distribute such portion of the Adjustment Amount to each Seller by wire transfer of immediately available funds to such account or accounts designated by Sellers’ Representative, in accordance with each Seller’s respective Pro Rata Share. Within three (3) Business Days of the payments made in the prior sentence, Buyer and Sellers’ Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deposit the Adjustment Escrow Amount with the Sellers’ Representative and the Sellers’ Representative shall distribute such portion of the Adjustment Escrow Amount to each Seller by wire transfer of immediately available funds to such account or accounts designated by Sellers’ Representative, in accordance with each Seller’s respective Pro Rata Share.

(iii) If the Adjustment Amount is zero (0), then no adjustment shall be made to the consideration payable hereunder pursuant to this Section 2.4(d). If the Final Amounts are equal to the Closing Payment, within three (3) Business Days from the date on which the Final Amounts are finally determined pursuant to this Section 2.4, Buyer and Sellers’ Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deposit with the Sellers’ Representative and the Sellers’ Representative shall distribute such portion of the Adjustment Escrow Amount to each Seller by wire transfer of immediately available funds to such account or accounts designated by Sellers’ Representative, in accordance with each Seller’s respective Pro Rata Share.

2.5 Earnout.

(a) Buyer shall prepare and deliver, or cause to be prepared and delivered, to the Sellers’ Representative, no later than sixty (60) days after each Earnout Period, a statement setting forth the Company’s AUM for the most recently completed Earnout Period along with a calculation of the applicable Earnout Payment for the most recently completed Earnout Period, together with supporting documents (an “Earnout Statement”).

(b) The calculations set forth in each Earnout Statement shall be final, conclusive and binding upon the parties unless the Sellers’ Representative delivers to Buyer, within the thirty (30) days following the date on which an Earnout Statement was delivered (a “Earnout Statement Review Period”), a written notice (a “Earnout Statement Notice of Objection”) that the Sellers’ Representative, on behalf of the Sellers, disagrees with any calculations set forth in an Earnout Statement and setting forth the Sellers’ Representative calculation of the disputed amount, a description in reasonable detail of the grounds for each such disagreement and the Sellers’ Representative calculation of Company’s AUM for the most recently completed Earnout Period based on such objections (each such item or amount as to which the Sellers’ Representative disagrees and set forth in the Earnout Statement Notice of Objection, an “Earnout Item of Disagreement”). During an Earnout Statement Review Period, the Sellers’ Representative, on behalf of the Sellers, and its accountants (which may be the Company’s accountants as of the date of this Agreement) shall, at the Sellers’ Representative’s expense, on behalf of the Sellers, be permitted reasonable access to review the working papers of Buyer relating to the applicable Earnout Statement to verify the accuracy thereof; provided, that in order to review such accountant’s working papers the Sellers’ Representative and its accountants shall execute any confidentiality agreements, releases or waivers customarily required by such accountant in connection therewith. Except for those Earnout Items of Disagreement set forth in the applicable Earnout Statement Notice of Objection, Buyer and the Sellers’ Representative, on behalf of the Sellers, shall be deemed to have agreed with all other items and amounts set forth in the applicable Earnout Statement, which items and amounts shall be conclusive and binding upon all of the parties. All information disclosed to Sellers’ Representative or its representatives pursuant to this Section 2.5(b) shall be considered confidential information of Buyer, and the Sellers’ Representative shall, and shall cause its representatives to, keep all such information strictly confidential.

(c) In the event that the Sellers’ Representative delivers an Earnout Statement Notice of Objection to Buyer within the applicable Earnout Statement Review Period, Buyer and the Sellers’ Representative, on behalf of the Sellers, will negotiate in good faith to resolve all applicable Earnout Items of Disagreement. If, after a period of thirty (30) days following the date on which an Earnout Statement Notice of Objection is delivered, Buyer and the Sellers’ Representative, on behalf of the Sellers, have not resolved each such Earnout Item of Disagreement, then either Buyer or the Sellers’ Representative shall be entitled to submit all such Earnout Items of Disagreement that remain unresolved to the Independent Accountant, pursuant to the procedures set forth in Section 2.4(c).

(d) Within five (5) Business Days following the date on which the Company’s AUM and the corresponding Earnout Payments for the applicable Earnout Period are finally determined in accordance with the foregoing provisions of this Section 2.5, Buyer shall pay, or cause to be paid, to the Sellers’ Representative, on behalf of the Sellers, an amount equal to the Earnout Payment.

(e) From and after the Effective Time, Buyer and its Affiliates (i) have complete control and sole and absolute discretion with respect to decisions concerning the operations of the Company, the Subsidiaries and their respective businesses (whether or not consistent with such operations prior to the Effective Time) and (ii) are only required to take actions in connection with the Company and its Subsidiaries that Buyer and its Affiliates believe to be in the best interests of Buyer and, as applicable, its Affiliates, and do not owe any duties, express or implied, to any Sellers or any of their respective Affiliates by virtue of this Section 2.5 (other than to make the payments, if any, due under Section 2.5). The Company’s AUM is speculative and subject to numerous risks and uncertainties, many of which may be outside the control of Buyer, and there is no assurance that Company’s AUM threshold will be achieved. Notwithstanding the foregoing, Buyer and its Affiliates shall act in good faith, and, except as required by applicable Law, shall not take any action(s) or implement no strategy(ies) the primary purpose of which is to unreasonably and materially interfere with the Sellers’ ability to achieve the Earnout Payments.

(f) The right to receive any portion of the Earnout Payments (i) is solely a contractual right and is not a security (and shall confer upon the Sellers only the rights of a general unsecured creditor); (ii) will not be represented by any form of certificate or instrument; (iii) does not give any Seller any dividend rights, voting rights, liquidation rights, preemptive rights or other similar rights and (iv) is not redeemable. Notwithstanding anything herein to the contrary, the Earnout Payments are subject to Purchaser’s right of setoff in Section 8.9.

2.6 Closing Date. The consummation of the purchase and sale of the Stock provided for in Section 2.1 hereof (the “Closing”) shall take place at the offices of Haynes and Boone, LLP, 2323 Victory Avenue, Suite 700, Dallas, Texas 75219, or via overnight courier, facsimile or portable document format (pdf), as agreed by the parties, at 10:00 a.m.(Dallas time) on the first (1st) Business Day of the month after the satisfaction or waiver of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by Buyer and the Sellers’ Representative (the “Closing Date”); provided, that the Closing will be deemed to be effective as of 12:01 a.m. on the Closing Date (the “Effective Time”). Except as otherwise expressly provided herein, all proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

2.7 Sellers and the Company’s Deliveries on the Closing Date. At or prior to the Closing, Sellers, the Sellers’ Representative and the Company, as applicable, shall deliver to Buyer:

(a) a certificate signed by the chief executive officer of the Company, in form and substance reasonably satisfactory to Buyer, dated the Closing Date, to the effect that each of the conditions specified in Sections 7.1(a)-(c) have been satisfied in all respects; provided, that with respect to Section 7.1(a), the chief executive officer of each of the Company and the Subsidiaries, in their capacities as officers of the Company, shall only be required to certify as to the representations and warranties contained in Article IV;

(b) the original certificate(s) from the each of the Sellers representing the Purchased Shares held by each Seller, duly endorsed in blank or accompanied by transfer powers and with all requisite transfer tax stamps attached and otherwise sufficient to transfer the Purchased Shares to Buyer or its designee, in each case, free and clear of any and all Liens;

(c) duly executed certificates of non-foreign status of Sellers that comply with the requirements of Section 1445 of the Code;

(d) (i) expense statements respecting all Estimated Transaction Expenses to be repaid as of the Closing (the “Transaction Expense Statements”), (ii) customary payoff letters respecting the Estimated Closing Debt Amount, each in a form acceptable to Buyer (the “Payoff Letters”), (iii) evidence reasonably satisfactory to Buyer of the satisfaction, termination and discharge in full of all Indebtedness of the Sellers set forth on Schedule 2.7(d), the Company, and the Subsidiaries as of the Effective Time and the release of any Liens (other than Permitted Exceptions) related thereto, to the assets of the Company and the Subsidiaries or to the Stock, including UCC-3 termination statements or similar documents, with no continuing Liability to the Company and the Subsidiaries in connection therewith; and (iv) evidence reasonably satisfactory to Buyer that all Contracts respecting Transaction Expenses have been terminated with no continuing Liability to the Company and the Subsidiaries in connection therewith;

(e) a certificate dated as of the Closing Date, duly executed by the secretary of the Company, given by him or her on behalf of the Company and not in his or her individual capacity, certifying as to: (i) an attached copy of the resolutions of the board of directors of the Company authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement, and stating that such resolutions have not been amended, modified, revoked or rescinded; (ii) the incumbency, authority and specimen signature of each officer of the Company executing this Agreement on behalf of the Company; and (iii) true and complete attached copies of the Articles of Incorporation and By-laws or comparable organizational documents of the Company and each of the Subsidiaries;

(f) copies of the Articles of Incorporation (or equivalent document) of the Company and each of the Subsidiaries certified by the Iowa Secretary of State or the Wisconsin Department of Financial Institutions or the relevant Government Authority, as applicable, as of a date not more than five (5) Business Days prior to the Closing Date;

(g) certificates of good standing (or comparable certificates) dated not more than five (5) Business Days prior to the Closing Date with respect to the Company and the Subsidiaries issued by the Secretary of State of Iowa or the Wisconsin Department of Financial Institutions, as applicable, and for each other jurisdiction in which the Company and the Subsidiaries are required to be qualified to do business;

(h) an Escrow Agreement substantially in form attached hereto as Exhibit C (the “Escrow Agreement”), duly executed by Sellers’ Representative;

(i) evidence satisfactory to Buyer that (i) the Company or the Subsidiaries, as applicable, shall have obtained or made any consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Body required to be obtained or made in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and (ii) the Company or the Subsidiaries, as applicable, shall have obtained all consents, waivers and approvals referred to in Sections 3.2(b) and 4.3(b) hereof in a form satisfactory to Buyer and copies thereof shall have been delivered to Buyer;

(j) all minute books, equity record books and organizational records of the Company and each of the Subsidiaries;

(k) (i) evidence reasonably satisfactory to Buyer that the Company and each of the Subsidiaries has terminated all Contracts with Sellers or any Related Person and (ii) releases executed by any such Related Person with whom the Company and each of the Subsidiaries have terminated such Contracts providing that there is no continuing Liability of the Company and the Subsidiaries in respect of any such terminated Contracts; provided, that in no event shall the Company and the Subsidiaries pay any fee or otherwise incur any expense or Liability with respect to any such termination or release;

(l) written resignations and release of claims to fees or expenses of each of the officers and directors of the Company and the Subsidiaries listed on Schedule 2.7(l), each in form and substance reasonably satisfactory to Buyer;

(m) evidence reasonably satisfactory to Buyer that the Company and each of the Subsidiaries have obtained the issuance, reissuance or transfer of all Permits required under Law to conduct the operations of each of the Company and the Subsidiaries’ business as of the Closing Date, and each of the Company and the Subsidiaries shall have satisfied all property transfer requirements arising under Law;

(n) evidence reasonably satisfactory to Buyer that the Tail Policy has been procured;

(o) evidence (in a form that Buyer reasonably requires) of the revocation of existing authorities given by the Company and the Subsidiaries to its banks for operation of its bank accounts and giving authority in favor of such persons as Buyer may nominate to operate such accounts;

(p) evidence reasonably satisfactory to Buyer (including any necessary third-party assignments) that the Company and the Subsidiaries own the domain names set forth next to each of the Company and the Subsidiaries’ names on Schedule 2.7(p);

(q) lease agreements substantially in the forms attached hereto as Exhibit D (the “Leases”), duly executed by the Landlord;

(r) evidence reasonably satisfactory to Buyer that the Company has transferred all notes set forth on Schedule 2.7(r) to HKFS Building Co., L.L.C.;

(s) a Transition Services Agreement in form attached hereto as Exhibit E (the “Transition Services Agreement”), duly executed by Honkamp Krueger;

(t) IRS Form 8023 and required schedules thereto (and any state forms) as required to effect the Section 338(h)(10) Election, completed and properly executed by each Seller;

(u) duly executed landlord estoppel and consents with respect to each Real Property Lease with a third-party landlord listed on Schedule 2.7(u) hereto;

(v) an agreement substantially in the form attached hereto as Exhibit G (the “HK Agreement”), duly executed by Honkamp Krueger;

(w) a certificate dated as of the Closing Date, duly executed by the chief executive officer of the Company, given by him or her on behalf of the Company and not in his or her individual capacity, certifying as to Company’s Assets Under Administration calculated as of 5:00 p.m. the Business Day prior to the Closing Date;

(x) a certificate dated as of the Closing Date, duly executed by the chief executive officer of the Company and the chief executive officer of Honkamp Krueger, given by each of him or her on behalf of the Company and Honkamp Krueger, respectively, and not in each of his or her individual capacity, certifying that (i) the accounts of the Company set forth on Schedule 6.21(b) were all the accounts received by the Company from a referral by Honkamp Krueger as of September 30, 2019, and (ii) no fees or other amounts are owed or will be owed by the Company to Honkamp Krueger or any of its Affiliates with respect to such accounts;

(y) evidence reasonably satisfactory to the Buyer that the Company has amended the investment advisor agreements described in Section 6.21; and

(z) such other documents, certificates and instruments reasonably necessary to effectuate the transactions described in this Agreement.

2.8 Buyer’s Deliveries on the Closing Date. At the Closing, in addition to the deliverables contemplated in Section 2.3, Buyer shall deliver, or cause to be delivered, the following items:

(a) to Sellers’ Representative, a certificate signed by Buyer, in form and substance reasonably satisfactory to Sellers’ Representative, dated the Closing Date, to the effect that each of the conditions specified in Sections 7.2(a)-(b) have been satisfied in all respects;

(b) to Sellers’ Representative and the Escrow Agent, a counterpart to the Escrow Agreement executed by Buyer;

(c) to Sellers’ Representative, a counterpart to the Transition Services Agreement executed by Buyer or one of its Affiliates;

(d) to Sellers’ Representative and the Landlord, counterparts to the Leases executed by Buyer or one of its Affiliates;

(e) to Sellers’ Representative, a counterpart to the HK Agreement executed by Buyer or one of its Affiliates;

(f) a duly executed binder, attaching the final form of “buyer’s” representations and warranties insurance policy from the R&W Insurance Provider (the “R&W Insurance Policy”), to be effective as of the Closing (which will be subject to the customary post-Closing conditions under R&W Insurance Policy binder), insuring Buyer for certain Losses due to breaches of representations and warranties of the Sellers and the Company under Article III and Article IV;

(g) counterparts to each of the retention agreements, executed by the Buyer or one of its Affiliates as of the Closing Date;

(h) to Sellers’ Representative, IRS Form 8023 and required schedules thereto (and any state forms) as required to effect the Section 338(h)(10) Election, completed and properly executed by Buyer;

(i) counterparts to each assignment and assumption of lease, executed by the Buyer or one of its Affiliates;

(j) to Sellers’ Representative, such other documents, certificates and instruments reasonably necessary to effectuate the transactions described in this Agreement.

2.9 Compensatory Payments. Notwithstanding anything in this Agreement to the contrary, any payments that are compensatory in nature (including, for the avoidance of doubt, any Transaction Expenses) required to be made hereunder to an employee of the Company or the Subsidiaries shall in the first instance be made to the Company (or the Subsidiaries, successor or assignee, as applicable), so that the Company (or the Subsidiaries, successor or assignee, as applicable) may make such payment through the appropriate payroll account or process and net of any applicable Tax withholdings.

2.10 Withholding. Buyer, the Sellers’ Representative, the Company (or its payroll provider), and the Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise payable any amounts that Buyer determines pursuant to applicable Law and in good faith are required to be deducted and withheld with respect to the making of payments pursuant to this Agreement as required by the Code, or under any provision of state, local or foreign Law relating to Taxes. To the extent amounts are lawfully withheld and properly paid over to the appropriate Governmental Body, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO SELLERS

Each Seller makes the representations and warranties set forth in this Article III with respect to each Seller individually, and not with respect to any other Seller. As a material inducement to Buyer’s entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that Buyer is entering into this Agreement in reliance upon the representations and warranties of each of the Sellers set forth in this Article III, each Seller hereby represents and warrants to Buyer, that, as of the date hereof and as of the Closing Date (except to the extent such representations and warranties are expressly made as of an earlier date, in which case such representations and warranties are made as of such earlier date) as follows:

3.1 Authorization of Agreement. Such Seller has all requisite capacity, power and authority, as applicable, to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by such Seller in connection with the consummation of the transactions contemplated by this Agreement (collectively, the “Seller Documents”), and to consummate the transactions contemplated hereby and thereby, including the sale and transfer of the Purchased Shares to Buyer. The execution, delivery and performance of this Agreement and each of the Seller Documents, and the consummation of the transactions contemplated hereby and thereby, has been duly authorized and approved by all required action on the part of such Seller. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by such Seller and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.2 Conflicts; Consents of Third Parties.

(a) Subject to the expiration or termination of the waiting period under the HSR Act, none of the execution and delivery by such Seller of this Agreement or the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Seller with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) as applicable, the Articles of Incorporation, Bylaws, Operating Agreement or comparable organizational documents of such Seller, (ii) any Contract, or Permit to which such Seller is a party or by which any of the properties or assets of Seller are bound; (iii) any Order of any Governmental Body applicable to such Seller or by which any of the properties or assets of such Seller are bound; or (iv) any applicable Law.

(b) Except as set forth on Schedule 3.2(b), any filings as may be required under the HSR Act, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of such Seller in connection with the execution and delivery of this Agreement, the Seller Documents, the compliance by such Seller with any of the provisions hereof, or the consummation of the transactions contemplated hereby.

3.3 Ownership and Transfer of Stock. Such Seller is the record and beneficial owner of the Purchased Shares purported to be owned by such Seller, as described on Schedule 4.4(a), in each case, free and clear of any and all Liens. Such Seller has the power, authority and legal capacity to sell, transfer, assign and deliver the Purchased Shares as provided in this Agreement and such delivery will convey to Buyer good and marketable title to the Purchased Shares, free and clear of any and all Liens. Such Seller is not a party to any voting trust, proxy, or other agreement or understanding between or among any Persons that affects or relates to the voting or giving of written consent with respect to the Purchased Shares. There are no preemptive rights, co-sale rights, rights of first refusal, management equity holder transfer restrictions or similar rights with respect to the Purchased Shares to which such Seller may be entitled in relation to the sale and purchase of the Purchased Shares hereunder, which have not been consented to or waived in writing provided to Buyer.

3.4 Litigation. Except as set forth on Schedule 3.4, there is no Legal Proceeding pending or, to the Knowledge of such Seller, threatened against such Seller or to which such Seller is otherwise a party relating to this Agreement, the Seller Documents or the transactions contemplated hereby or thereby.

3.5 Financial Advisors. Except as set forth on Schedule 3.5, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for such Seller in connection with the transactions contemplated by this Agreement and no Person is or will be entitled to any fee or commission or like payment in respect thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY AND THE

SUBSIDIARIES

As a material inducement to Buyer’s entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that Buyer is entering into this Agreement in reliance upon the representations and warranties of the Company set forth in this Article IV, the Company and the Sellers, severally (but not jointly), hereby represent and warrant to Buyer that, as of the date hereof and as of the Closing Date (except to the extent such representations and warranties are expressly made as of an earlier date, in which case such representations and warranties are made as of such earlier date) as follows:

4.1 Organization and Good Standing. The Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all requisite corporate or other power and authority to own, lease and operate their properties and to carry on their business as now conducted and as currently proposed to be conducted. The Company is not, nor is it required as a result of the conduct of its business or the ownership of its properties to be, qualified or authorized to do business in any jurisdiction other than the states next to the Company’s name as set forth on Schedule 4.1. No act or proceeding has been taken or authorized by or against the Company by any Person in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of the Company or with respect to any merger, consolidation, arrangement or reorganization of, or relating to, the Company and no such proceedings have been threatened by any other Person.

4.2 Authorization of Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the transactions contemplated by this Agreement (collectively, the “Company Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Company Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized and approved by all requisite action on the part of the Company. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes, and each of the Company Documents when so executed and delivered, will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Schedule 4.3(a), and subject to the expiration or termination of the waiting period under the HSR Act, none of the execution and delivery by the Company of this Agreement or the Company Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof or thereof will conflict with, or result in any violation or breach of, conflict with or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or give rise to any obligation of the Company to make any payment under, or increase, accelerate or guarantee any rights or entitlements of any Person under, or result in the creation of any Liens upon any of the properties or assets of the Company and the Subsidiaries, in each case, under or pursuant to, as applicable, any provision of (i) the Articles of Incorporation and Bylaws or comparable organizational documents of the Company and the Subsidiaries; (ii) any Contract or Permit to which the Company and the Subsidiaries are a party or by which any of the properties or assets of the Company and the Subsidiaries are bound; (iii) any Order applicable to the Company and the Subsidiaries or any of the properties or assets of the Company and the Subsidiaries; or (iv) any applicable Law.

(b) Except as set forth on Schedule 4.3(b) and any filings as may be required under the HSR Act, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company and the Subsidiaries in connection with (i) the execution and delivery of this Agreement or the Company Documents, the compliance by the Company and the Subsidiaries with any of the provisions hereof and thereof, or the consummation of the transactions contemplated hereby or thereby, or (ii) the continuing validity and effectiveness immediately following the Closing of any Permit or Contract of the Company and the Subsidiaries.

4.4 Capitalization.

(a) Schedule 4.4(a) sets forth the authorized, issued and outstanding equity interests of the Company. Each share of the Stock has been duly authorized for issuance and is validly issued in accordance with applicable Law, fully paid and non-assessable and was not issued in violation of any purchase or call option, right of first refusal, applicable Law, subscription right, preemptive right, Contract, the organizational documents of the Company and the Subsidiaries or any similar rights. The Purchased Shares to be transferred to Buyer or its designee pursuant to Section 2.1 represents the only issued and outstanding shares of capital stock of the Company or securities having the right to vote and all such shares of the Stock have been offered, sold and delivered by the Company in compliance with all applicable federal and state securities laws.

(b) There are no existing options, warrants, calls, rights or Contracts in respect of or requiring, and there are no securities of the Company and the Subsidiaries outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional securities or other direct or indirect equity interests of the Company and the Subsidiaries or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase the capital stock of the Company and the Subsidiaries, or other equity, voting or economic interests of the Company and the Subsidiaries. Except as set forth on Schedule 4.4(b), there are no obligations, contingent or otherwise, of the Company and the Subsidiaries to (i) repurchase, redeem or otherwise acquire any Stock or the capital stock or other equity securities of the Company or any Subsidiary, or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights with respect to the Company and the Subsidiaries. There are no bonds, debentures, notes or other Indebtedness of the Company and the Subsidiaries having the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which stockholders (or other equity holders) of the Company and the Subsidiaries may vote. There are no voting trusts, irrevocable proxies or other Contracts or understandings to which the Company or the Subsidiaries are a party or is bound with respect to the voting or consent of any of the Stock.

4.5 Subsidiaries. Schedule 4.5 sets forth the name of each Subsidiary and, with respect to each such listed Subsidiary, the jurisdiction in which it is organized, and the jurisdictions, if any, in which it is qualified to do business. Each Subsidiary is duly organized, validly existing and in good standing under the Laws of its jurisdiction and is duly qualified or authorized to do business as a foreign entity and is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not be materially adverse to the Company and the Subsidiaries. Each Subsidiary has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted. All of the issued and outstanding equity interests of the Subsidiaries (the “Subsidiary Interests”) are held beneficially and of record by the Company as set forth on Schedule 4.5, free and clear of any and all Liens other than restrictions imposed thereon by applicable securities Laws and any Liens securing the Company Indebtedness (which Liens shall be subject to pending Lien releases as of the Closing). None of the issued Subsidiary Interests were issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights, and are otherwise duly authorized, validly issued, fully paid and non-assessable. There is no existing option, warrant, call, right or Contract requiring, and there are no convertible securities of any Subsidiary outstanding which upon conversion would require, the issuance of any other equity interests of any Subsidiary or other securities convertible into equity interests of any Subsidiary. Except as set forth on Schedule 4.5, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity securities of any Person other than the Subsidiaries. The Buyer has been furnished with true, correct and complete copies of the Organizational Documents of each Subsidiary as amended and in effect on the date of this Agreement and no Subsidiary is in breach of any of its Organizational Documents.

4.6 Corporate Records.

(a) The Company and the Subsidiaries have Made Available true, correct and complete copies of the Articles of Incorporation and Bylaws or comparable organizational documents of the Company and the Subsidiaries, as amended and in effect on the date hereof, including all amendments thereto.

(b) The minute books of the Company and the Subsidiaries previously Made Available contain true, correct and complete records in all material respects of all meetings and accurately reflect all other action of the stockholders or other equity interest holders and boards of directors (including committees thereof) of the Company and the Subsidiaries. The equity certificate books, if any, and transfer ledgers of the Company and the Subsidiaries previously Made Available are true, correct and complete. All transfer taxes levied, if any, or payable with respect to all transfers of equity of the Company and the Subsidiaries prior to the date hereof have been paid and appropriate transfer tax stamps affixed.

(c) All registers, minute books, books of account or other records of the Company and the Subsidiaries are maintained, in all material respects, in accordance with applicable Law.

4.7 Financial Statements.

(a) Set forth on Schedule 4.7(a) are copies of (i) the audited consolidated balance sheets and financial statements of the Company and the Subsidiaries as of December 31, 2015, 2016, 2017 and 2018, and (ii) the combined and consolidated balance sheet of the Company and the Subsidiaries as of November 30, 2019 and the related statements of income and cash flows of the Company and the Subsidiaries for the eleven-month period then ended (such statements referred to in subsections (i) and (ii) immediately above, including the related notes and schedules thereto, are referred to herein as the “Financial Statements”). Each of the Financial Statements is complete and correct in all material respects, has been prepared in accordance with GAAP consistently applied without modification of the accounting principles used in the preparation thereof throughout the periods presented and fairly presents the combined and consolidated financial position, results of income, and cash flows, as applicable, of the Company and the Subsidiaries as of the dates and for the periods indicated therein. The combined and consolidated balance sheet of the Company and the Subsidiaries as of September 30, 2019 is referred to herein as the “Balance Sheet” and September 30, 2019 is referred to herein as the “Balance Sheet Date.”

(b) All books, records and accounts of the Company and the Subsidiaries are accurate and complete and are maintained in all material respects in accordance with good business practice and all applicable Laws. The Company and the Subsidiaries maintain systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets and compliance with applicable Laws, including the FCPA; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(c) The Company and the Subsidiaries have not made any assignment in favor of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. The Company and the Subsidiaries have not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of the Company and the Subsidiaries or any of its respective property or assets and no execution or distress has been levied upon any of the property or assets of the Company and the Subsidiaries. No act or proceeding has been taken or authorized by or against the Company and the Subsidiaries with respect to any merger, consolidation, arrangement or reorganization of, or relating to, the Company and the Subsidiaries nor have any such proceedings been authorized by any other Person. The Company and the Subsidiaries are solvent.

(d) Schedule 4.7(d) contains a complete and accurate list of all Indebtedness of the Company and the Subsidiaries and separately indicates all such Indebtedness that is owed by the Company and the Subsidiaries to any Seller or a Related Person.

4.8 No Undisclosed Liabilities. The Company and the Subsidiaries do not have any Indebtedness or Liabilities (whether or not required under GAAP to be reflected on a balance sheet or the notes thereto) other than those (a) specifically reflected on and fully reserved against in the Balance Sheet; (b) incurred in the Ordinary Course of Business since the Balance Sheet Date (none of which is a Liability resulting from breach of contract, breach of warranty, tort, infringement or misappropriation) or (c) that are not material to the Company and the Subsidiaries. The reserves for Liabilities set forth in the Balance Sheet are sufficient to provide coverage for contingent or other Liabilities that may arise after the date of this Agreement.

4.9 Absence of Certain Developments. Except as expressly contemplated by this Agreement or as set forth on Schedule 4.9, since the Balance Sheet Date, (a) the Company and the Subsidiaries have conducted its businesses only in the Ordinary Course of Business, (b) there has not been any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or could reasonably be expected to have a Material Adverse Effect, (c) the Company and the Subsidiaries have not suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance, and (d) The Company and the Subsidiaries have not taken any action that would be prohibited by Section 6.2(b) if Section 6.2(b) restricted such actions from the Balance Sheet Date through the Closing Date.

4.10 Taxes. Except as set forth on Schedule 4.10:

(a) The Company and the Subsidiaries have (i) duly and timely filed all Tax Returns required to be filed by them (taking into account all applicable extensions) with the appropriate Taxing Authority, and (ii) paid all Taxes owed (whether or not shown as due on any Tax Return). All such Tax Returns (including information provided therewith or with respect thereto) are true, correct, and complete in all material respects and were prepared in compliance with all applicable Laws in all material respects. With respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, the Company and the Subsidiaries have made due and sufficient accruals for such Taxes in the Financial Statements and its books and records in accordance with GAAP consistently applied. To Company’s Knowledge, since the Balance Sheet Date, the Company and the Subsidiaries have not incurred any liability for Taxes arising from extraordinary gains or losses, outside the Ordinary Course of Business. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been timely made by or on behalf of the Company and the Subsidiaries.

(b) The unpaid Taxes of the Company and the Subsidiaries (i) did not, as of December 31, 2018, exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet, and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date.

(c) The Company and the Subsidiaries are not currently the beneficiary of any extension of time within which to file any Tax Return.

(d) The Company and the Subsidiaries have Made Available to Buyer true, correct and complete copies, or pro forma or redacted copies, of all Tax Returns for the taxable periods beginning on or after January 1, 2014 filed by or with respect to the Company and the Subsidiaries and examination reports and statements of deficiencies including the Company and the Subsidiaries for taxable periods or transactions consummated and all correspondence with regard to the foregoing.

(e) There are no Liens for Taxes upon any property or assets of the Company and the Subsidiaries, except for Taxes that are not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty and with respect to which appropriate reserves are being held by the Company and the Subsidiaries in accordance with GAAP consistently applied.

(f) There is no audit, examination, deficiency, refund litigations or proposed adjustments with respect to any amount of Taxes pending or in progress or threatened with respect to any Taxes of the Company and the Subsidiaries. The Company and the Subsidiaries have not received written notice of any claim made by a Taxing Authority in a jurisdiction where the Company and the Subsidiaries do not file a Tax Return that the Company and the Subsidiaries are or may be subject to taxation by that jurisdiction, where such claim has not been resolved favorably to the Company and the Subsidiaries. All deficiencies for Taxes asserted or assessed against the Company and the Subsidiaries have been fully and timely paid, settled, disputed or properly reflected in the Financial Statements.

(g) There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of any Taxes or Tax deficiencies against the Company and the Subsidiaries.

(h) The Company and the Subsidiaries have withheld (or will withhold) from its respective Employees, Independent Contractors, creditors, stockholders and third parties and timely paid to the appropriate Governmental Body proper and accurate amounts in all material respects for all periods ending on or before the Closing Date in compliance with all applicable information reporting and Tax withholding and remitting requirements under U.S. federal, state and local, and non-U.S. Tax laws.

(i) The Company and the Subsidiaries have properly charged, collected, and paid all applicable sales, use, excise and other similar Taxes.

(j) The Company and the Subsidiaries have, with respect to any Persons characterized by the Company and the Subsidiaries as independent contractors, and not as employees, as of the date of initial designation, reasonably characterized them as independent contractors under the then existing Laws (including their characterization as independent contractors for income and employment Tax withholdings and payments).

(k) The Company and the Subsidiaries are not a party to, nor are the Company and the Subsidiaries bound by or have any obligation under, any Tax sharing, Tax allocation or Tax indemnity agreement or similar Contract or arrangement, in each case, the principal purpose of which relates to Taxes, or has any Liability for Taxes of any Person under Treas. Reg. 1.1502-6, Treas. Reg. 1.1502-78 or similar provision of Law, as a transferee or successor, by Contract, or otherwise.

(l) The Company and the Subsidiaries have not taken any reporting position on a Tax Return which reporting position (i) if not sustained would be more likely than not, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of Tax Law), and (ii) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of Tax Law).

(m) The Company and the Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting requested or initiated prior to the Closing Date;

(ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

(iii) ‘‘closing agreement’’ as described in Code section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed on or prior to the Closing Date;

(iv) intercompany transaction or excess loss account described in Treasury Regulations under Code section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law);

(v) installment sale or open transaction disposition made on or prior to the Closing Date;

(vi) prepaid amount on or prior to the Closing Date;

(vii) election under Code section 108(i); or

(viii) election made pursuant to Section 965(h) of the Code.

(n) The Company and the Subsidiaries have not distributed stock of another Person, nor has the Company and the Subsidiaries had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code section 355 or Code section 361.

(o) The Company and the Subsidiaries have not been a party to any ‘‘reportable transaction,’’ as defined in Code section 6707A(c)(1) and Treas. Reg. §1.6011-4(b).

(p) The Company and the Subsidiaries do not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the United States. No property owned by the Company and the Subsidiaries is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Code, and in effect immediately prior to the enactment of the Tax Return Act of 1986, (ii) “tax exempt use property” within the meaning of Section 168(h)(1) of the Code, (iii) “tax exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 76-30, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

(q) The Company and the Subsidiaries have not executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Law, and is not subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Body.

(r) No power of attorney has been granted by the Company and the Subsidiaries related to Taxes, which power of attorney is currently in force.

(s) There is no material property or obligation of the Company and the Subsidiaries, including uncashed checks to vendors, customers, or employees, non-refunded overpayments, or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state or municipality under any applicable escheatment or unclaimed property Laws.

(t) The Company is, and has been at all times since its formation, a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code and within the meaning of the income Tax laws of all states that recognize the concept of S-corporations and in which the Company is or has ever been required to file state corporate income Tax Returns. The Company has not (i) acquired assets of another corporation in a transaction in which the Company’s Tax basis in the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets in the hands of the transferor or (ii) acquired the stock of any corporation that was at any time not an S corporation or a qualified subchapter S subsidiary. The Subsidiaries have, at all times since their formation, been treated as disregarded as separate from the Company for U.S. federal income tax purposes.

(u) For the purposes of the representations and warranties of the Company and the Subsidiaries contained in this Section 4.10, all references to “the Company and the Subsidiaries” shall be deemed to include all predecessors and former subsidiaries of the Company and the Subsidiaries.

4.11 Real Property.

(a) No Company or Subsidiary owns any real property. Schedule 4.11(a) sets forth a complete list of all real property and interests in real property leased, subleased or licensed by the Company and the Subsidiaries (individually, a “Company Property” and collectively, the “Company Properties”) as lessee, lessor, subtenant, licensor, licensee or occupant including a description of each lease, sublease or license applicable to each of the Company Properties (including the name of the third-party lessor, lessee, subtenant, licensor, licensee or occupant and the date of the lease, sublease license or occupancy agreement and all amendments thereto) (individually, a “Real Property Lease” and collectively, the “Real Property Leases”). There are no parties in possession at the Company Properties other than the Company and the Subsidiaries and no portion of the Real Property Leases has been subleased or assigned to another person. The Company Properties constitute all interests in real property currently used, occupied or currently held for use in connection with the businesses of the Company and the Subsidiaries and which are necessary for the continued operation of the businesses of the Company and the Subsidiaries as such businesses are currently conducted. All of the Company Properties and Improvements thereon (i) are in good operating condition without structural defects, and all mechanical and other systems located thereon are in good operating condition, and no condition exists requiring material repairs, alterations or corrections (except for ordinary wear and tear), (ii) are suitable, sufficient and appropriate in all respects for their current and contemplated uses, and (iii) comply with all applicable Laws. None of the Improvements located on the Company Properties constitute a legal non-conforming use or otherwise require any special dispensation, variance or special permit under any Laws, including but not limited to the Americans with Disabilities Act or any Environmental Laws. The Company and the Subsidiaries have Made Available true, correct and complete copies of all environmental reports, property condition reports, expense reports, capital improvement reports, communications with the landlords, all plans and specification relating to improvements made to the premises addressed in each of the Real Property Leases, and all other reports and studies in the Company’s and/or the Subsidiaries’ possession for the Company Properties. The only Real Property Leases are those set out on Schedule 4.11(a), together with all amendments, modifications or supplements, if any, thereto and the Real Property Leases have not been amended in any manner other that as set out in the agreements listed thereon. The Company and the Subsidiaries have charged, collected and remitted on a timely basis all Taxes as required under all applicable Laws in connection with any sale, supply or delivery whatsoever, made by the Company and the Subsidiaries. All rent (other than any true up of common areas maintenance charges if any) is due and payable on a monthly basis and has been paid through and as of the Closing Date. There are no non-disturbance agreements relating to the Real Property Leases other than those set out on Schedule 4.11(a).

(b) The Company and the Subsidiaries have a valid, binding and enforceable leasehold interest under each of the Real Property Leases under which it is a lessee, free and clear of all Liens other than Permitted Exceptions. Each of the Real Property Leases is subsisting, in full force and effect, unamended by oral or written agreement, and the Company and the Subsidiaries are entitled to the full benefit and advantage of each Real Property Lease. Neither the Company, the Subsidiaries nor any third-party lessor or lessee, as applicable, is in default under any Real Property Lease, each Real Property Lease is in good standing, and no event has occurred, and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default. The Company and the Subsidiaries have not received or given any notice of any default or event that with or without notice or lapse of time, or both, would constitute a default by the Company and the Subsidiaries or any third-party lessor or lessee, as applicable, under any of the Real Property Leases and, to the Knowledge of the Company, no other party, including, but not limited to the landlord, under the Real Property Leases is in default thereof. No party to any Real Property Lease has exercised any termination rights with respect thereto. The Company and the Subsidiaries are not a party to, nor has any Liability under, any lease, sublease, license or other occupancy agreement other than the Real Property Leases identified on Schedule 4.11(b).

(c) The Company and the Subsidiaries have all certificates of occupancy and Permits of any Governmental Body necessary or useful for the current use and operation of each Real Property Lease, and the Company and the Subsidiaries have fully complied with all material conditions of the Permits applicable to them, and each respective certificate of occupancy is in full force and effect. No default or violation, or event that with or without notice or lapse of time, or both, would become a default or violation, has occurred in the due observance of any Permit.

(d) There does not exist any actual or, to the Knowledge of the Company, threatened or contemplated condemnation, expropriation or eminent domain proceedings that affect or in any way relate to any Company Property or any part thereof, and neither the Company nor any Subsidiary has received any notice, oral or written, of the intention of any Governmental Body or other Person to take or use all or any part thereof.

(e) Neither the Company nor any Subsidiary has received any notice from any insurance company that has issued a policy with respect to any Company Property or any part thereof (i) requiring performance of any structural or other repairs or alterations to the Company Property or Improvements located thereon or part thereof, or (ii) of any defect or inadequacy in any Company Property (including the Improvements located thereon) that could adversely affect the insurability or usability of the Company Property.

(f) The Company and the Subsidiaries do not own or hold and is not obligated under or is a party to, any option, right of first refusal, right of first offer or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

(g) There are no unpaid charges, costs or expenses for improvements to the Company Properties which could give rise to any mechanic’s or materialmen’s or other statutory liens. There are no unpaid commissions due to or payable by the Company and the Subsidiaries to any other becoming due after the Closing Date under the Real Property Leases. The Company Properties are not subject to assessment or collection of additional Taxes for prior years based on a change in land usage or ownership.

(h) All utilities (including, without limitation, water, sewer, gas, electricity, trash removal and telephone service) are available to and connected with the Company Properties in sufficient quantities to adequately serve the same.

(i) There are no actions pending or, to the Knowledge of the Company, threatened with respect to any of the Company Properties that would alter the current zoning classification of any portion of such property or alter any applicable legal requirements that would adversely affect the use of such property by the Company and the Subsidiaries. The Company Property and each separate parcel comprising such property, has actual and legal access to an adjoining dedicated right-of-way. No fact or condition exists with respect to the Company Property that would result in the termination of current access to and/or from any portion of such property.

(j) No portion of the Company Property is situated in a special flood hazard area according to any of the applicable city maps or the flood insurance rate maps, or the flood hazard boundary maps issued by the Department of Housing and Urban Development, the Federal Insurance Administration or the Federal Emergency Management Agency.

(k) A complete and accurate list of all warranties that affect the Company Properties is set forth in Schedule 4.11(k).

4.12 Tangible Personal Property.

(a) The Company and the Subsidiaries have good and marketable title to all of the items of tangible personal property used in the businesses of the Company and the Subsidiaries (except as sold or disposed of subsequent to the date hereof in the Ordinary Course of Business and not in violation of this Agreement), free and clear of any and all Liens, other than Permitted Exceptions. All such items of tangible personal property which, individually or in the aggregate, are material to the operation of the businesses of the Company and the Subsidiaries are (i) in good condition, free from material defects, and in a state of good maintenance and repair (ordinary wear and tear excepted), (ii) are suitable for the purposes used, and (iii) do not need to be renewed or replaced. Schedule 4.12(a) sets out a complete and accurate list of all equipment, vehicles, furniture and other tangible personal property (including its net book value) owned by, leased by, in the possession of or used by the Company and the Subsidiaries that has a book value in excess of $7,500 (such list identifies the location of each such item and whether such item is owned or leased by the Company and the Subsidiaries).

(b) Schedule 4.12(b) sets forth all leases of personal property (“Personal Property Leases”) relating to personal property used in the businesses of the Company and the Subsidiaries or to which the Company or the Subsidiaries are a party or by which the properties or assets of the Company and the Subsidiaries are bound. All of the items of personal property under the Personal Property Leases are in good condition and repair (ordinary wear and tear excepted) and are adequate and suitable for the purposes used, and such property is in all material respects in the condition required of such property by the terms of such Personal Property Lease applicable thereto during the term of such Personal Property Lease. The Company and the Subsidiaries have Made Available true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.

(c) The Company and the Subsidiaries have a valid and enforceable leasehold interest under each of the Personal Property Leases under which it is a lessee. Each of the Personal Property Leases is in full force and effect and the Company and the Subsidiaries have not received or given any notice of any default or event that with or without notice or lapse of time, or both, would constitute a default by the Company and the Subsidiaries under any of the Personal Property Leases and, to the Knowledge of the Company, no other party is in default thereof, and no party to the Personal Property Leases has exercised any termination rights with respect thereto.

4.13 Intellectual Property.

(a) Schedule 4.13(a) sets forth a true and complete list of all Registered Intellectual Property. As to each item, Schedule 4.13(a) specifies, as applicable, the jurisdiction in which such item is issued or registered or in which an application for issuance or registration has been filed, and the issuance, registration and/or application numbers and dates with respect to such item.

(b) The Company and the Subsidiaries own, free and clear of all Liens, other than Permitted Exceptions, or have valid and enforceable rights to use, all of the Intellectual Property that is required for the conduct of the Company and the Subsidiaries’ businesses as currently conducted. No Related Person owns or licenses any Intellectual Property required for the conduct of the Company and the Subsidiaries’ business. All of the rights of the Company and the Subsidiaries in the Company Intellectual Property are valid, subsisting and enforceable.

(c) The Company and the Subsidiaries have taken all commercially reasonable actions to maintain and protect the Company Intellectual Property. The operation of the Company and the Subsidiaries has not, does not and, to the extent operated consistent with past practice, will not, nor has, does or, to the extent operated consistent with past practice, will the use, development, sale or license of the products and services of the Company and the Subsidiaries (including the collection, modification and distribution of programming and related content) infringe, dilute, misappropriate or otherwise violate the Intellectual Property of any third Person. To Company’s Knowledge, there are no claims, actions, suits or proceedings pending or threatened against the Company or the Subsidiaries that (i) contest the right of the Company and the Subsidiaries to use any of the Intellectual Property owned or used by the Company and the Subsidiaries, (ii) require the Company and the Subsidiaries to defend, indemnify or hold harmless a Person, or (iii) oppose or attempt to cancel any rights of the Company and the Subsidiaries in, or to, any Registered Intellectual Property. There is no claim pending or threatened by the Company and the Subsidiaries against any third Person with respect to any Intellectual Property owned or licensed by the Company and the Subsidiaries and, to the Knowledge of the Company, no third Person is infringing, diluting, misappropriating or otherwise violating any Company Intellectual Property.

(d) The Company and the Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all the Trade Secrets included in the Company Intellectual Property and any other non-public, proprietary information included in the Company Technology. To Company’s Knowledge, the Company and the Subsidiaries have executed valid written agreements with all of its and their respective Former Employees, Employees and other third Persons who have contributed to the development of Proprietary Software, Technology and Intellectual Property for or on behalf of the Company and the Subsidiaries pursuant to which each such Former Employee, Employee or other third Person has assigned to the Company or the Subsidiaries all their rights in and to all Technology and Intellectual Property they may develop in the course of their employment or engagement (as applicable), agreed to hold all trade secrets and Confidential Information of the Company and the Subsidiaries in confidence both during and after their employment or engagement. Except as disclosed on Schedule 4.13(d) (but not in violation now), to the Knowledge of the Company, no current or former employee of the Company or the Subsidiaries are in violation of any term of any employment agreement, invention assignment agreement, non-competition agreement or any restrictive covenant relating to the employment of such person by the Company or the Subsidiaries.

(e) The Company and the Subsidiaries are not, and to the Knowledge of the Company no other Party is, in breach of any Intellectual Property Licenses. All of the Intellectual Property Licenses are valid, enforceable and in full force and effect.

(f) All Intellectual Property owned by or licensed to the Company and the Subsidiaries shall be owned by or licensed to the Company and the Subsidiaries on identical terms and conditions immediately after the Closing, and the transactions contemplated by this Agreement will not result in the loss of, modification of any right in, or give any Person the right to terminate or modify any right in, any such Intellectual Property.

(g) The transactions contemplated by this Agreement will not, as a result of agreements with the Company and the Subsidiaries, result in the granting by Buyer or any of its Affiliates of any rights or licenses to any Intellectual Property of Buyer or any of its Affiliates to any Person (including any covenant not to sue with respect to any Intellectual Property of Buyer or any of its Affiliates).

(h) Schedule 4.13(h) lists all Software escrow agreements to which the Company and the Subsidiaries are a party and all the parties thereto. Except as set forth on Schedule 4.13(h) and except for non-customized third-party Open Source Software licensed to the Company and the Subsidiaries, the Company and the Subsidiaries have not delivered, licensed or made available source code for any Software to any escrow agent or any other Person who is not, as of the date of this Agreement, an employee. Except as set forth on Schedule 4.13(h) and except for non-customized third-party Open Source Software licensed to the Company and the Subsidiaries, no member of the Company and the Subsidiaries have any duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available the source code for any Software to any escrow agent or other Person. Except for non-customized third-party Open Source Software licensed to the Company and the Subsidiaries, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of the source code for any Software to any Person.

(i) Schedule 4.13(i) contains a true and complete list of all Proprietary Software. Schedule 4.13(i) contains a true and correct list of (i) each item of Open Source Software that is distributed with the Proprietary Software; and (ii) the Proprietary Software to which each such item of Open Source Software relates. Except as set forth on Schedule 4.13(i), no Open Source Software is used in, incorporated into, derived from, dynamically linked to, integrated, distributed or bundled with, any Proprietary Software. No Proprietary Software is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any open source license) that: (i) could require, or could condition the use or distribution of the Proprietary Software on the disclosure, licensing, or distribution of any source code for any portion of the Proprietary Software, or (ii) could otherwise impose any limitation, restriction or condition on the right or ability of the Company and the Subsidiaries to use, distribute or provide access to any Proprietary Software.

(j) The Company and the Subsidiaries are not now, nor was it ever in the past, a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company and the Subsidiaries to grant or offer to any other Person any license or right to any Company Intellectual Property.

(k) All computer systems used by the Company and the Subsidiaries (collectively, the “Computer Systems”) are in good working order and condition and have been used and maintained in material compliance with their documentation, manufacturer’s requirements and applicable insurance policies. The Computer Systems have the performance capabilities, processing capacity, resources, characteristics and functions needed to conduct the Company and the Subsidiaries’ businesses as currently conducted and planned to be conducted, and comply with any applicable warranty or other contractual commitment relating to the use, functionality, uptime or performance of such Computer System. The Company and the Subsidiaries maintains back-up and recovery capabilities intended to ensure that a problem with all or a part of the Computer Systems does not materially impact customer-facing capabilities or any revenue stream. The full functionality of the Computer Systems have been available to all end users for at least 99.9% of every calendar month since January 1, 2017.

(l) The Company and the Subsidiaries’ (whether directly or by third Persons conducting services on behalf of the Company and the Subsidiaries) creation, acquisition, maintenance, use, processing, disposal and disclosure of Personally Identifiable Information is fully authorized and in material compliance with all applicable Data Protection Laws. No applicable Data Protection Law prevents the Company and the Subsidiaries from operating its business as currently conducted now or immediately after the Closing.

(m) The Company and the Subsidiaries and third Persons conducting services on behalf of the Company and the Subsidiaries have at all times established and maintained reasonably appropriate levels of physical, electronic, technical, and procedural safeguards to receive, store, dispose of (if applicable), and secure all information residing on its information systems, including any Confidential Information and Personally Identifiable Information, to reasonably protect the foregoing from unauthorized access, use, disclosure, alteration, loss, and destruction, and to protect against any anticipated threats or hazards to the security or integrity of such records or information that would result in substantial harm or inconvenience to any individual or entity to which such information relates. There has been no unauthorized or illegal use of or access to any information residing on its information systems (including those operated on behalf of the Company and the Subsidiaries), including any Confidential Information and Personally Identifiable Information.

(n) Schedule 4.13(n) describes (i) the types of Personally Identifiable Information collected by or for the Company and the Subsidiaries or used by or on behalf of the Company and the Subsidiaries and (ii) each distinct electronic or other database containing (in whole or in part) Personally Identifiable Information that is maintained by or for the Company and the Subsidiaries at any time in connection with its business (the “Company Database”), the types of Personally Identifiable Information in each such database, the means by which the Personally Identifiable Information was collected, and the security policies that have been adopted and maintained with respect to each such database.

(o) Schedule 4.13(o) contains the Company’s and the Subsidiaries’ Privacy Policy in effect as of the date of this Agreement (as well as any previous versions pursuant to which any Personally Identifiable Information (i) was collected and (ii) is still retained or used by the Company or any Subsidiary). The conduct of the Company and the Subsidiaries’ business as currently conducted complies in all material respects with all of the Company and the Subsidiaries’ Privacy Commitments. Neither the execution, delivery or performance of this Agreement or the Company Documents nor the consummation of any of the transactions contemplated by this Agreement or the Company Documents, nor the Company and the Subsidiaries’ collection, disclosure to Buyer, possession or use of any Personally Identifiable Information or any data or information in the Company Databases, will result in any material violation of any applicable Privacy Commitment. None of the disclosures made or contained in any Company Privacy Policy has been inaccurate, misleading or deceptive or constituted a material violation of any Privacy Commitment. Schedule 4.13(o) accurately identifies (and the Company and the Subsidiaries have Made Available a true, correct and complete copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Company and the Subsidiaries or any of its representatives regarding any actual, alleged or suspected, unresolved or otherwise currently pending, material infringement or violation of any Privacy Commitment by the Company and the Subsidiaries and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

4.14 Material Contracts.

(a) Schedule 4.14(a) sets forth, by reference to the applicable subsection of this Section 4.14(a), all of the following Contracts to which the Company and/or the Subsidiaries are a party or by which the Company and/or the Subsidiaries or their respective assets or properties are bound (collectively, the “Material Contracts”):

(i) Contracts with Sellers, any of its respective Affiliates or any current or former Related Person;

(ii) Contracts with any labor union or association representing any Employee;

(iii) Contracts for the sale of any of the assets of the Company or the Subsidiaries other than in the Ordinary Course of Business or for the grant to any Person of any preferential rights to purchase any of its assets;

(iv) Contracts for joint ventures, strategic alliances, partnerships, licensing arrangements, or sharing of profits or proprietary information;

(v) Intellectual Property Licenses, except Company’s standard end user license to the Proprietary Software and except licenses of commercial off-the-shelf Software available on reasonable terms for a license fee of no more than $20,000;

(vi) Contracts containing (A) covenants of the Company or the Subsidiaries not to compete with any Person in any line of business, industry or geographical area or restricting the solicitation, engagement or hiring of any Person or otherwise restricting the operation of the Company or the Subsidiaries or (B) covenants of any other Person not to compete with the Company or the Subsidiaries in any line of business, industry or geographical area or restricting the solicitation, engagement or hiring of any Person;

(vii) Contracts relating to the acquisition (by merger, purchase of equity or assets or otherwise) of any operating business, material assets or capital stock of any other Person;

(viii) Contracts relating to the incurrence, assumption or guarantee of any Indebtedness or imposing a Lien on any of the assets of the Company or the Subsidiaries, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements;

(ix) Contracts giving rise to material Liabilities of the Company or the Subsidiaries;

(x) all Contracts obligating the Company or the Subsidiaries to provide or obtain products or services for a period of one (1) year or more or requiring the Company or the Subsidiaries to purchase or sell a stated portion of its requirements or outputs;

(xi) Contracts (A) relating to the employment of, or the performance of services by, any Person, including any current or former Employee or Independent Contractor, (B) pursuant to which the Company or the Subsidiaries are or may become obligated to make any severance, retention, change of control, Transaction Expense, termination or similar payment to any current or former Employee, Independent Contractor or director, or (C) pursuant to which the Company or the Subsidiaries are or may become obligated to make any bonus, sales compensation, or similar payment (whether in the form of cash, stock, or other securities but excluding payments constituting base salary);

(xii) outstanding Contracts of guaranty, surety or indemnification, direct or indirect, by the Company or the Subsidiaries;

(xiii) Contracts (or group of related Contracts) which involve the expenditure or receipt of more than $25,000 annually or $50,000 in the aggregate or require performance by any party more than one (1) year from the date hereof;

(xiv) Contracts with a Governmental Body;

(xv) Contracts (A) imposing any confidentiality obligation on the Company or the Subsidiaries or on any other Person (other than routine nondisclosure agreements or routine confidentiality provisions contained in agreements entered into by the Company or the Subsidiaries in the Ordinary Course of Business), (B) containing “standstill” or similar provisions, or (C) providing any right of first negotiation, right of first refusal or similar right to any other Person;

(xvi) Contracts related to any broker, distributor, dealer, manufacturer’s representative, franchise, agency (foreign or domestic), continuing sales or purchase, sales promotion, market research, marketing, consulting or advertising;

(xvii) Contracts containing a provision which provides exclusivity to any other Person, that any term of such Contract will be no less favorable to any other Person either individually or in the aggregate than similar provisions in any other Contract, or any other similar “most favored nation” or “most favored customer” provision in favor of any other Person;

(xviii) Contracts containing an obligation to indemnify any current or former officer or director of the Company and the Subsidiaries or to indemnify any other Person in connection with the acquisition (whether by means or merger, stock sale or asset sale) of any Person, except for any such Contract that is no longer in effect and under which no claim has been made or threatened;

(xix) Contracts involving any Significant Customer or Significant Provider;

(xx) settlement document or Contract with respect to any Legal Proceeding involving the Company or the Subsidiaries (but only to the extent such documents contain any unfulfilled or continuing obligations of Company);

(xxi) Contracts under which the Company or the Subsidiaries (A) collects or processes personally identifiable information, or (B) transfers personally identifiable information to a third party for that third party’s processing or use;

(xxii) Real Property Leases; and

(xxiii) Contracts that are otherwise material to the Company or the Subsidiaries.

(b) Each of the Material Contracts is in full force and effect and is the legal, valid and binding obligation of the Company and the Subsidiaries which is a party thereto, and of the other parties thereto enforceable against each of them in accordance with its terms and, upon consummation of the transactions contemplated by this Agreement, shall, except as otherwise set forth on Schedule 4.14(b), continue in full force and effect without penalty or other adverse consequence following the Closing. The Company and the Subsidiaries are not in default under any Material Contract, nor, to the Knowledge of the Company, is any other party to any Material Contract in breach of or default thereunder, and no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a breach or default on the Company and the Subsidiaries or any other party thereunder. No party to any of the Material Contracts has exercised any termination rights with respect thereto, and no party has given notice of any significant dispute with respect to any Material Contract. The Company and the Subsidiaries have Made Available true, correct and complete copies of all of the Material Contracts, together with all amendments, modifications or supplements thereto.

4.15 Employee and Labor Matters; Benefits Plans.

(a) Schedule 4.15(a) sets forth a true and complete list, as of the date of this Agreement, of each Plan. True and complete copies of the following have been Made Available to Buyer by the Company and the Subsidiaries with respect to each Plan (to the extent applicable thereto):

(i) (A) the most recent plan document and all amendments thereto for such Plan (or a written description of the material terms of such Plan, if such Plan has not been reduced to writing); (B) any trust agreement, insurance Contract or other funding arrangement in effect for such Plan; and (C) the most recent summary plan description and all summaries of material modifications related thereto, distributed to participants in such Plan;

(ii) all collective bargaining agreements pursuant to which contributions are being made or obligations are owed by the Company and the Subsidiaries to such Plans;

(iii) all current personnel, payroll and employment manuals and policies;

(iv) all Contracts with third party administrators, actuaries, investment managers, consultants or other Independent Contractors that relate to any Plans currently in force or for which the Company and the Subsidiaries currently has any Liability;

(v) all discrimination, minimum coverage, and top heavy testing results for the three (3) most recently completed plan years;

(vi) the three (3) most recent annual reports filed with any Governmental Body, including (if applicable) any Form 5500 together with all schedules, as required, filed with the IRS or the DOL, with respect to such Plan;

(vii) the most recent determination letter (or opinion letter) issued by the IRS for such Plan, if such Plan is intended to be “qualified” under Section 401(a) of the Code, if applicable;

(viii) the most recent actuarial valuation of any retiree medical and life insurance benefits plan or supplemental retirement benefits plan; and

(ix) for the last three (3) years, all material correspondence (other than routine correspondence) with the IRS, the DOL and any other Governmental Body regarding the operation or administration of the Plans.

(b) With respect to each Plan: (i) if intended to qualify under Section 401(a) of the Code, such Plan has received a determination letter from the IRS, or if a prototype or volume submitter plan, can rely on an opinion or advisory letter from the IRS to the prototype or volume submitter plan sponsor, and, to the Knowledge of the Company, nothing has occurred since the date of such determination, opinion or advisory letter that would adversely affect such qualification; (ii) such Plan is being administered in all material respects in accordance with its terms and applicable Laws, including (if applicable) ERISA, and the Code; (iii) except for routine claims for benefits, appeals of such claims and domestic relations order proceedings, no liens, lawsuits, complaints or disputes are as of the date of this Agreement pending or, to the Knowledge of the Company threatened, that give rise to or could reasonably be expected to give rise to Liability on the part of the Company or the Subsidiaries; (iv) neither the Company and the Subsidiaries nor, to the Knowledge of the Company, any trustee or any fiduciary of such Plan that is subject to ERISA or the Code, has engaged in any non-exempt “prohibited transaction” within the meaning of Sections 406 or 407 of ERISA or Section 4975 of the Code with respect to such Plan that could reasonably be expected to result in the imposition of any Liability on the Company or the Subsidiaries, and to the Knowledge of the Company, no fiduciary has any Liability for breach of fiduciary duty or any Liability for the failure to act or comply in connection with the administration or investment of the assets or any Plan; (v) except as set forth in Schedule 4.15(b), all contributions required under the terms of each Plan, ERISA or the Code have been timely made to such Plan as of the date of this Agreement (taking into account any extensions for the making of such contributions) in full; (vi) there are no proceedings or investigations pending before the IRS, the DOL or any other Governmental Body with respect to such Plan, nor to the Knowledge of the Company, is any such proceeding or investigation threatened; and (vii) no Plan is maintained outside the jurisdiction of the United States.

(c) With respect to each Plan, except as would not result in a material Liability to the Company or the Subsidiaries, all reports, returns, notices and other documentation that are required to have been filed with or furnished to the IRS, the DOL, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Body, or to the participants or beneficiaries of such Plans, have been filed or furnished on a timely basis.

(d) Neither the Company, the Subsidiaries nor any of their ERISA Affiliates maintain, contribute to or have any Liability with respect to, and have not within the preceding six (6) years maintained, contributed to or had any Liability, contingent or otherwise, with respect to (i) any Plan or other “employee benefit pension plan” (as defined in Section 3(2) of ERISA) that is, or has been, subject to Title IV of ERISA or Section 412 of the Code; (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code; or (iii) any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(e) Neither the Company, the Subsidiaries nor any of their ERISA Affiliates have any obligation to provide or make available post-employment medical or life insurance benefits for any current or former employee of the Company or the Subsidiaries, except (i) as may be required by applicable Law, including COBRA, or the continuation of coverage provisions of the Laws of any state or locality, (ii) benefit coverage through the end of the month of retirement or other termination of employment or service to the extent permitted pursuant to the terms of a Plan, (iii) death benefits attributable to deaths occurring at or prior to retirement or other termination of employment or service, (iv) conversion rights at the sole expense of the converting individual, and (v) post-employment medical and life insurance benefits provided in a written severance agreement with an individual Employee or former employee of the Company or the Subsidiaries which has been Made Available to Buyer. Each Plan which is a “group health plan” within the meaning of Section 5000(b)(1) of the Code and Section 607(l) of ERISA has been administered in material compliance with, and the Company and the Subsidiaries have otherwise complied in all material respects with, (i) the requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder; (ii) COBRA and the regulations promulgated thereunder; (iii) the Medicare Secondary Payor Provisions of Section 1862 of the Social Security Act and the regulations promulgated thereunder; and (iv) the Patient Protection and Affordable Care Act of 2010, as amended.

(f) The Company and the Subsidiaries do not have any plan, Contract or commitment, whether legally binding or not, to create any additional employee benefit or compensation plans, policies or arrangements or, except as may be required by applicable Laws, to modify any existing Plan. Each Plan is amendable and terminable by the Company or the Subsidiaries in accordance with its terms without Liability to the Company or the Subsidiaries (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto), and no Plan, plan document or agreement, summary plan description or other written communication distributed generally to eligible Employees, participants and beneficiaries by its terms prohibits the Company or the Subsidiaries from amending or terminating any such Plan.

(g) Except as set forth on Schedule 4.15(g), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in combination with another event) (i) entitle any Employee or officer of the Company or the Subsidiaries to severance pay, or any other payment that will result in a material Liability to the Company, the Subsidiaries, or Buyer; (ii) accelerate the time of payment or vesting, or trigger any payment or funding, through a grantor trust or otherwise, or increase the amount of, compensation or benefits due any such Employee or officer or trigger any other obligation pursuant to, any of the Plans; or (iii) result in any material breach or violation of, or a default under, any of the Plans. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in combination with another event) result in any payment that could individually or in combination with any other such payment constitute an “excess parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(h) Each Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) complies and has complied, both in form and operation, with the requirements of Section 409A of the Code and the Treasury Regulations and other official guidance promulgated thereunder, to the extent such requirements are applicable thereto. No Plan has any indemnity or gross-up obligations for any Taxes imposed under Section 409A or Section 280G of the Code.

(i) Except as set forth on Schedule 4.15(i), the Company and the Subsidiaries have no material Liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(j) Schedule 4.15(j) lists all Employees by name, position, full-time or part-time status, date of hire, seniority or service credit date if different from initial date of hire, location of employment, exempt or non-exempt status, employment status (whether active or on leave of absence), compensation, bonuses or commissions, benefits, and accrued but unused vacation, sick or other paid leave and the rate at which such vacation, sick or other paid leave is accrued. Schedule 4.15(j) also sets forth a list of all current Independent Contractors (other than IC Representatives) engaged by the Company and have received a Form 1099 from the Company by name and the terms on which each Independent Contractor is engaged. Except as set out in Schedule 4.15(j), no Employee is on long-term disability leave or otherwise an inactive Employee, all Employees are employees at-will, and no Former Employee has any right to recall or reemployment. The Company and the Subsidiaries are and for the past five (5) years have been in compliance in all material respects with all applicable Laws respecting labor, employment, employment practices, discrimination, harassment, retaliation, terms and conditions of employment, wages, overtime, hours, classification as exempt or nonexempt, classification as independent contractor, occupational safety, health, seating, meal and rest periods, pay equity, collective bargaining, workers’ compensation, Tax withholding, Tax payment, equal employment opportunity, layoff, plant closing, and eligibility to be legally employed, and the Company and the Subsidiaries are not engaged in, nor has the Company and the Subsidiaries been engaged in, any unfair labor practice within the meaning of Section 8 of the National Labor Relations Act. During the five (5) years prior to the date of this Agreement, there have not been and there are not, as of the date of this Agreement, any strikes, disputes, slowdowns, lockouts, work stoppages or similar labor activity or any grievances, arbitrations, claims of unfair labor practices or other collective bargaining disputes and no such unfair labor practice charges, grievances, claims, disputes or arbitrations pending or threatened against the Company and the Subsidiaries. To the Knowledge of the Company, no certification question, organizational drive, demand for recognition, representation proceedings, petition or other unionization activities exists or has existed with respect to any employees of the Company and the Subsidiaries relating to any labor organization, work council, union, or employee association of any type. There are no pending charges, investigations, administrative proceedings or formal complaints pending or, to the Knowledge of the Company, threatened before any Governmental Body and during the five (5) years prior to the date of this Agreement, none of the Company or any of its Subsidiaries has received from any Governmental Body any written notice indicating an intent to charge, investigate, or an initiate administrative proceedings or formal complaints against the Company or any of its Subsidiaries for any reason. The Company and the Subsidiaries are not aware of any basis for any such charge, investigation, administrative proceeding or complaint. The Company and the Subsidiaries are not a party to any collective bargaining or similar agreement, and no labor union, work council, employee association or group of employees, or other organizations represents any employees of the Company and the Subsidiaries.

(k) The Company and the Subsidiaries have paid all salaries, wages, including vacation, sick leave or other paid time off, bonuses, incentives, break times, owed meal and rest period penalties, overtime, differentials, and others, due and owing to any of its Employees and Former Employees as of the date of this Agreement, with the exception of any accrued pay which may be due and owing in light of the fact that checks for the current payroll period have not yet been issued. The Company and the Subsidiaries have not closed any plant or facility or implemented any early retirement, separation or window program or reduced employees’ hours by more than fifty percent (50%) within the past five (5) years in a manner to trigger WARN or any other layoff, plant closing or similar Laws, and the Company and the Subsidiaries have not planned or announced any such action or program for the future. To the extent that the Company or any of the Subsidiaries engage in any conduct that triggers WARN or any other layoff, plant closing or similar Laws, up to and including the Closing Date, the Company and the Subsidiaries shall (and Sellers shall cause the Company and the Subsidiaries to) provide notice to affected employees as required by law.

(l) Except as specified on Schedule 4.15(l), the employment of each Employee is “at will” and may be terminated by the Company and the Subsidiaries at any time for any or no reason, subject to applicable Law. Except as specified on Schedule 4.15(l), the Company and the Subsidiaries have not made, directly or indirectly, any written representation to any Employee or Former Employee of the Company and the Subsidiaries promising or guaranteeing or otherwise concerning any employment, offer of employment, or terms of employment (including salary, wages, and employee benefits) concerning any time period after the Closing Date. Neither the execution of this Agreement nor any of the transactions contemplated by this Agreement or any contractual right triggered by any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events) entitle any person to the payment of any bonus, fee, distribution, remuneration or other compensation to any person (other than salaries, wages or bonuses paid or payable in the Ordinary Course of Business in accordance with current compensation levels and practices). Each Independent Contractor has been properly classified as such and is not likely to be characterized by any Governmental Body as an Employee or as having been in an employee like relationship with the Company and the Subsidiaries.

(m) No Employee has given notice to the Company and the Subsidiaries that any such Employee intends to terminate his or her employment with the Company and the Subsidiaries or, to the Knowledge of the Company, plans to terminate his or her employment with the Company and the Subsidiaries. No Employee is in any material respect in violation of any employment agreement, invention assignment agreement, non-competition or non-solicitation agreement or any restrictive covenant relating to the employment of such person by the Company and the Subsidiaries.

4.16 Litigation. Except as set forth in Schedule 4.16, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company and the Subsidiaries (or to the Knowledge of the Company, pending or threatened, against any of the officers, managers, directors or Employees of the Company and the Subsidiaries with respect to their business activities on behalf of the Company and the Subsidiaries), or to which the Company and the Subsidiaries are otherwise a party; nor to the Knowledge of the Company is there any reasonable basis for any such Legal Proceeding. Except as set forth on Schedule 4.16, the Company and the Subsidiaries are not subject to any Order, and the Company and the Subsidiaries are not in breach or violation of any Order. Except as set forth on Schedule 4.16, the Company and the Subsidiaries are not engaged in any Legal Proceeding to recover monies due to it or for damages sustained by it. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company and the Subsidiaries or to which the Company and the Subsidiaries are otherwise a party relating to this Agreement or any Company Document or the transactions contemplated hereby or thereby.

4.17 Compliance with Laws.

(a) Except as set forth on Schedule 4.17(a), the Company and the Subsidiaries are in compliance in all material respects with all Laws applicable to its respective businesses, operations, assets, employees or independent contractors. Except as set forth on Schedule 4.17(a), none of the Company, the Subsidiaries, nor any officer, director or manager of the Company and the Subsidiaries has received any notice of violation of any Laws by the Company and the Subsidiaries or received any inquiry from any Governmental Body regarding the operations of the Company and the Subsidiaries. No Company or Subsidiary has been charged with any violation of any Laws. To the Knowledge of the Company, the Company and the Subsidiaries are not under investigation with respect to the violation of any Laws and there are no facts or circumstances which could form the basis for any such violation.

(b) The Company and the Subsidiaries have all Permits which are required for the operation of its respective businesses as presently conducted (“Company Permits”), other than those the failure of which to possess is immaterial. Schedule 4.17(b) contains a list of all Company Permits. All Company Permits are in full force and effect, and the Company and the Subsidiaries are not in default or violation, and no event has occurred which, with or without notice or the lapse of time or both, would constitute a default or violation, in any material respect of any term, condition or provision of any Company Permit and, to the Knowledge of the Company, there are no facts or circumstances which could form the basis for any such default or violation. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, relating to the suspension, revocation or modification of any Company Permit. None of the Company Permits will be impaired or in any way affected by the consummation of the transactions contemplated by this Agreement and the Company and the Subsidiaries Permit will remain in full force and effect following the consummation of the transactions contemplated by this Agreement. The Company and the Subsidiaries have Made Available true and correct copies of the Company and the Subsidiaries Permit.

4.18 Environmental Matters. Except as set forth on Schedule 4.18 hereto:

(a) the operations of the Company and the Subsidiaries are and have been in material compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining in good standing and complying with all Environmental Permits and no action or proceeding is pending or, to the Knowledge of the Company, threatened to revoke, modify or terminate any such Environmental Permit, and, to the Knowledge of the Company, no facts, circumstances or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require currently unbudgeted capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits;

(b) no Company or Subsidiary nor any Real Property Lease is the subject of any outstanding written Order or Contract with any Governmental Body or Person with respect to Environmental Laws, Hazardous Materials, or any Release or threatened Release of a Hazardous Material, and the Company and the Subsidiaries have not received any request for information or notification alleging responsibility under CERCLA or an analogous Law;

(c) no claim has been made or is pending, or to the Knowledge of the Company, threatened against the Company and the Subsidiaries alleging either or both that the Company and the Subsidiaries may be in violation of any Environmental Law or Environmental Permit, or may have any Liability under any Environmental Law;

(d) there has been no Release or threatened Release of any Hazardous Materials on, at, under, to or about (i) any Real Property Lease or any property currently operated by the Company and the Subsidiaries; (ii) any property formerly owned, operated or leased by the Company and the Subsidiaries, during the time of such ownership, operation or lease, or (iii) any location where Hazardous Materials from the operations or activities of the Company and the Subsidiaries have come to be located; and no facts, circumstances or conditions exist with respect to the Company and the Subsidiaries or any property currently or formerly owned, operated or leased by the Company and the Subsidiaries or any property to which the Company and the Subsidiaries arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in the Company and the Subsidiaries incurring any Liabilities under Environmental Law; and

(e) there are no pending or, to the Knowledge of the Company, threatened, investigations of the Company and the Subsidiaries, its operations or any currently or formerly owned, operated or leased property which could lead to the imposition of Liabilities or Liens under Environmental Law.

4.19 Insurance. The Company and the Subsidiaries have insurance policies in full force and effect (a) for such amounts as are sufficient for all requirements of Law and all agreements to which the Company and the Subsidiaries are a party or by which it is bound, and (b) which are in such amounts, with such deductibles and against such risks and Losses, as are reasonable for the businesses, assets and properties of the Company and the Subsidiaries. Set forth on Schedule 4.19 is a list of all insurance policies and all fidelity bonds held by or applicable to the Company and the Subsidiaries setting forth, in respect of each such policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium, whether the policies may be terminated upon consummation of the transactions contemplated hereby and if and to what extent events being notified to the insurer after the Closing Date are generally excluded from the scope of the respective policy. Except as set forth on Schedule 4.19, no event relating to the Company and the Subsidiaries has occurred which could reasonably be expected to result in a retroactive upward adjustment in premiums under any such insurance policies or which could reasonably be expected to result in a prospective upward adjustment in such premiums. Schedule 4.19 reflects all claims that have been made against the Company and the Subsidiaries in the two (2) year period prior to the date hereof under any of these policies or bonds. Excluding insurance policies that have expired and been replaced in the Ordinary Course of Business, no insurance policy has been cancelled within the last two (2) years and, to the Knowledge of the Company, no threat has been made to cancel any insurance policy of the Company and the Subsidiaries during such period. Except as set forth on Schedule 4.19, all such insurance will remain in full force and effect immediately following the consummation of the transactions contemplated hereby. No event has occurred, including the failure by the Company and the Subsidiaries to give any notice or information or the Company and the Subsidiaries giving any inaccurate or erroneous notice or information, which limits or impairs the rights of the Company and the Subsidiaries under any such insurance policies.

4.20 Accounts and Notes Receivable and Payable.

(a) The accounts receivable of the Company and the Subsidiaries reflected on the books and records of the Company and the Subsidiaries (except to the extent of the allowance for doubtful accounts reflected on the Financial Statements) represent bona fide and valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Unless paid prior to the

Closing, as of the Closing Date, all accounts receivable will be current and collectible net of the respective reserves shown on the Balance Sheet or to be shown on the Estimated Closing Statement (which reserves (i) are adequate and calculated consistent with past practice, (ii) in the case of reserves on the Estimated Closing Statement, will not represent a materially greater percentage of accounts receivable as of the Closing than the reserve reflected on the Balance Sheet, and (iii) will not represent a change in the composition of such accounts receivable in terms of aging). Subject to such reserves, each account receivable either has been or will be collected in full, without any set-off, within ninety (90) days after the day on which it first becomes due and payable. To the Knowledge of the Company, there are no material disputes with respect to any of the accounts receivable reflected on the Balance Sheet that have not been reserved for on the Balance Sheet.

(b) All accounts payable of the Company and the Subsidiaries as of the Closing Date will be reflected in the books and records of the Company and the Subsidiaries and the Estimated Closing Statement. There are no accounts payable of the Company and the Subsidiaries (i) for purchases in material excess of usual requirements, (ii) that did not arise in the Ordinary Course of Business, or (iii) that are materially past due. All accounts payable of the Company and the Subsidiaries are appropriately reserved for and recorded in accordance with GAAP and reflected in the Financial Statements.

4.21 Related Party Transactions. Except as set forth on Schedule 4.21, none of the Company, the Subsidiaries, any Employee or Former Employee, officer, director or manager of the Company and the Subsidiaries, any member of his or her immediate family or any Affiliate of any of the foregoing (each, a “Related Person,” and, collectively, the “Related Persons”) (a) owes any amount to the Company and the Subsidiaries nor do the Company and the Subsidiaries owe any amount to, or has the Company and the Subsidiaries committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (b) is involved in any business arrangement or other relationship with the Company and the Subsidiaries (whether written or oral), (c) owns any property or right, tangible or intangible, that is used by the Company and the Subsidiaries, (d) has any claim or cause of action against the Company and the Subsidiaries or (e) owns any direct or indirect interest of any kind in, or controls or is a manager, director, officer, employee or partner of, or consultant to, or lender to, or borrower from, or has the right to participate in the profits of, any Person which is a competitor, supplier, service provider, customer, client, landlord, tenant, creditor or debtor of the Company and the Subsidiaries.

4.22 Banks; Power of Attorney. Schedule 4.22 contains a complete and correct list of the names and locations of all banks in which the Company and the Subsidiaries have accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto. Except as set forth on Schedule 4.22, no person holds a power of attorney to act on behalf of the Company and the Subsidiaries. Schedule 4.22 contains a complete and correct list of all bonds, debentures, or notes which the Company and the Subsidiaries hold.

4.23 Immigration. The Company and the Subsidiaries are in material compliance with all federal, state and local immigration laws, statutes, rules, codes, orders and regulations, including the Immigration Reform and Control Act of 1986, as amended, the Immigration and Nationality Act of 1990, as amended, and the Illegal Immigration Reform and Immigrant Responsibility Act of 1996, as amended, and any successor Laws thereto (“Immigration Laws”). The Company and the Subsidiaries have properly maintained all records required by the Department of Homeland Security and former Immigration and Naturalization Service, including a properly completed Form I-9 for each Employee, and to the Knowledge of the Company, does not employ individuals lacking authorization to work in the United States. To the Knowledge of the Company, the Company and the Subsidiaries are not the subject of any inspection, complaint or investigation relating to its compliance with or violation of the Immigration Laws. The Company and the Subsidiaries have not been fined, penalized, warned or received any other written notice regarding compliance with the Immigration Laws.

4.24 FCPA; Anti-Corruption; Anti-Bribery Laws; and Anti-Money Laundering; Trade Regulations.

(a) The Company and the Subsidiaries and, to the Knowledge of the Company, each of their respective officers, directors, managers, employees and any other Person acting on behalf of the Company and the Subsidiaries, in the course of their actions for, or on behalf of, the Company and the Subsidiaries, have not (i) violated any provision of the Foreign Corrupt Practices Act (the “FCPA”), the Laws promulgated, monitored or enforced by U.S. Office of Foreign Assets or any other applicable anti-bribery, anti-money laundering, anti-bribery or anti-corruption Laws; (ii) violated any applicable customs, export control, trade sanctions, anti-terrorism and anti-boycott Laws; (iii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to (A) any individual holding a legislative, administrative or judicial position of any kind, (B) any officer, employee or any other individual acting in an official capacity for any Governmental Body, (C) any political party or official thereof or any candidate for political office (individually and collectively, a “Government Official”), (D) any employee or agent of a private entity with which The Company and the Subsidiaries do or seeks to do business (a “Private Sector Counterparty”) or (E) any individual while knowing that all or a portion of such money or thing of value would be offered, given or promised to any Government Official or Private Sector Counterparty, in each case described in this Section 4.24(a), for the purpose of assisting the Company or the Subsidiaries, the Company and the Subsidiaries or any of their respective subsidiaries or Affiliates in obtaining or retaining business or a business advantage for or with, directing business to the Company and the Subsidiaries, or securing any improper advantage for the Company or the Subsidiaries; or (iv) established or maintained any fund or asset with respect to the Company and the Subsidiaries that has not been recorded on the books and records of the Company and the Subsidiaries.

(b) Neither the Company and the Subsidiaries, nor, to the Knowledge of the Company, any Person acting on its behalf, has, directly, or indirectly through a third-party intermediary, entered into any Contract that remains in effect and that contains provisions reflecting participation in or cooperation with the Arab League boycott of Israel.

4.25 Customers; Advisors; and Providers.

(a) Set forth on Schedule 4.25(a) are the top 5% largest end client Customers, retirement plan Customers and CPA firm Customers of the Company and the Subsidiaries, in each case, by Assets Under Administration, during the periods beginning (i) January 1, 2017 and ending December 31, 2017, (ii) January 1, 2018 and ending December 31, 2018, and (iii) January 1, 2019 and ending September 30, 2019, and set forth opposite the name of each such Customer is the dollar amount of revenue attributable to such Customer for such period (each, a “Significant Customer”). The Company and the Subsidiaries are not engaged in any material dispute with any current Customer, no such Customer has notified the Company and the Subsidiaries that it intends to terminate or materially reduce its business relations with the Company and the Subsidiaries, and, to the Knowledge of the Company, there is no reason why any such Customer would not continue such business relationship with the Company and the Subsidiaries after the Closing. The Company and the Subsidiaries have received no written or, to the Knowledge of the Company, oral complaint or other correspondence from a Significant Customer (x) describing circumstances which the Company and the Subsidiaries would reasonably conclude would have an adverse impact on the Company and the Subsidiaries’ relationship with such Significant Customer that would reasonably be expected to be material to the Company and the Subsidiaries or (y) that it intends to refuse to pay any material amount due to the Company and the Subsidiaries or seeks to exercise any material remedy against the Company and the Subsidiaries.

(b) Set forth on Schedule 4.25(b) are all of the Company and the Subsidiaries’ CPA firms with whom IC Representatives are affiliated during the period beginning January 1, 2019 and ending September 30, 2019, and set forth opposite the name of each such CPA firm listed by CPA firm is the dollar amount of billable AUM (inclusive of RIA and RPS assets), gross RIA, RPS, brokerage, insurance, total revenue, households and number of individual IC Representatives attributable to such CPA firm for such period. The Company and the Subsidiaries are not engaged in any material dispute with any current IC Representative or CPA firms, and, except as set forth on Schedule 4.25(b), no such IC Representative or CPA firm has notified the Company and the Subsidiaries that it intends to terminate or materially reduce its business relations with the Company and the Subsidiaries, and, to the Knowledge of the Company, there is no reason why any CPA firm or IC Representative would not continue such business relationship with the Company and the Subsidiaries after the Closing. The relationship of the Company and the Subsidiaries with each CPA firm or IC Representative is, to the Knowledge of the Company, without any unresolved material dispute with any such CPA firm or IC Representative, and, except as set forth on Schedule 4.25(b), to the Knowledge of the Company, no event has occurred that would reasonably be expected to have an adverse effect on the Company and the Subsidiaries’ relations with any CPA firm or IC Representative in any material respect.

(c) Set forth on Schedule 4.25(c) are the Company and the Subsidiaries’ ten (10) largest providers (including data suppliers), by dollar volume, during the periods beginning (i) January 1, 2017 and ending December 31, 2017, (ii) January 1, 2018 and ending December 31, 2018, and (iii) January 1, 2019 and ending September 30, 2019, and set forth opposite the name of each such provider is the dollar amount of purchases attributable to such provider for such periods (each, a “Significant Provider”). The Company and the Subsidiaries are not engaged in any material dispute with any current provider and no such provider has notified the Company and the Subsidiaries that it intends to terminate or materially reduce its business relations with the Company and the Subsidiaries, and, to the Knowledge of the Company, there is no reason why any such provider would not continue such business relationship with the Company and the Subsidiaries after the Closing. The relationship of the Company and the Subsidiaries with each Significant Provider is, to the Knowledge of the Company, without any unresolved material dispute with any such Significant Provider, and, to the Knowledge of the Company, no event has occurred that would reasonably be expected to have an adverse effect on the Company and the Subsidiaries’ relations with any Significant Provider in any material respect.

4.26 Financial Advisors. Except as set forth on Schedule 4.26, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company or the Subsidiaries in connection with the transactions contemplated by this Agreement and no Person is or will be entitled to any fee or commission or like payment in respect thereof.

4.27 Full Disclosure. No representation or warranty contained in this Article IV contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading. There are no facts which the Company and the Subsidiaries have not disclosed to Buyer in writing which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to Sellers’ entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that Sellers is entering into this Agreement in reliance upon the representations and warranties of Buyer set forth in this Article V, Buyer hereby represents and warrants to Sellers that, as of the date hereof and as of the Closing Date (except to the extent such representations and warranties are expressly made as of an earlier date, in which case such representations and warranties are made as of such earlier date) as follows:

5.1 Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2 Authorization of Agreement. Buyer has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Buyer in connection with the consummation of the transactions contemplated hereby and thereby (the “Buyer Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and each Buyer Document have been duly authorized by all necessary corporate action on behalf of Buyer. This Agreement has been, and each Buyer Document will be at or prior to the Closing, duly executed and delivered by Buyer and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Buyer Document when so executed and delivered will constitute, legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Schedule 5.3(a) hereto and subject to the expiration or termination of the waiting period under the HSR Act, none of the execution and delivery by Buyer of this Agreement and of the Buyer Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Buyer with any of the provisions hereof or thereof will conflict with, or result in violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the Articles of Incorporation and Bylaws or comparable organizational documents of Buyer; (ii) any Contract or Permit to which Buyer is a party or by which any of the properties or assets of Buyer are bound; (iii) any Order of any Governmental Body applicable to Buyer or by which any of the properties or assets of Buyer are bound; or (iv) any applicable Law.

(b) Except as set forth on Schedule 5.3(b) and any filings as may be required under the HSR Act, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Buyer in connection with the execution and delivery of this Agreement or the Buyer Documents or the compliance by Buyer with any of the provisions hereof or thereof, except for such other consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings or notifications that, if not obtained, made or given, would not, individually or in the aggregate, have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement.

5.4 Litigation. There are no Legal Proceedings pending or, to the Knowledge of Buyer, threatened that are reasonably likely to prohibit or restrain the ability of Buyer to enter into this Agreement or consummate the transactions contemplated hereby.

5.5 Investment Intention. Buyer is acquiring the Stock for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof.

5.6 Financial Advisors. Except as set forth on Schedule 5.6, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

5.7 R&W Insurance. Buyer has provided Sellers’ Representative with the substantially final form of the R&W Insurance Policy to be effective as of the Closing Date (which will be subject to the customary post-Closing conditions under R&W Insurance Policy binder). Buyer has engaged with Euclid Transactional, LLC (the “R&W Insurance Provider”) to fully bind the R&W Insurance Policy effective as of the Closing Date, and Buyer has provided a form binder agreement with respect to such R&W Insurance Policy to Sellers’ Representative. Buyer will be responsible for all costs of the R&W Insurance Policy, including any costs to bind the policy and all premiums.

ARTICLE VI

COVENANTS

6.1 Access to Information; Confidentiality. The Company and the Subsidiaries shall afford to Buyer and its accountants, counsel, financial advisors and other representatives, and to prospective financing sources, investors and placement agents and each of their respective representatives (collectively, “Buyer’s Representatives”), full access, during normal business hours upon reasonable notice throughout the period prior to the Closing, to the Company’s and Subsidiaries’ properties and facilities (including all Company Properties and the buildings, structures, fixtures, appurtenances and Improvements erected, attached or located thereon), books, financial information (including working papers and data in the possession of the Company, Sellers and the Subsidiaries or their respective independent public accountants, internal audit reports, and “management letters” from such accountants with respect to each of the Company and the Subsidiaries’ systems of internal control), Contracts and records of the Company and the Subsidiaries and, during such period, shall furnish promptly such information concerning the businesses, properties and personnel of the Company and the Subsidiaries as Buyer shall reasonably request; provided, that such investigation shall not unreasonably disrupt the Company and the Subsidiaries’ operations. In addition, prior to the Closing, the Company and the Subsidiaries shall afford to Buyer and to Buyer’s Representatives the opportunity to meet with and to discuss their relationships post-Closing with Significant Providers, IC Representatives, other service providers and other material personnel of the Company and the Subsidiaries. Prior to the Closing, the Company and the Subsidiaries shall keep Buyer informed as to all material matters involving the operations and businesses of each of the Company and the Subsidiaries. The Company and the Subsidiaries shall authorize and direct the appropriate officers, directors, managers and Employees to discuss matters involving the operations and businesses of each of the Company and the Subsidiaries with representatives of Buyer and its prospective financing sources, investors or placement agents. Prior to the Closing, any non-public information provided to or obtained by Buyer pursuant to this Section 6.1 will be subject to the Confidentiality and Non-Disclosure Agreement, dated July 25, 2019, between the Company and Blucora, Inc. (the “Confidentiality Agreement”), and must be held by Buyer in accordance with and be subject to the terms of the Confidentiality Agreement. No information provided to or obtained by Buyer pursuant to this Section 6.1 or otherwise shall limit or otherwise affect the remedies available hereunder to Buyer (including Buyer’s right to seek indemnification pursuant to Article VIII), or the representations or warranties of, or the conditions to the obligations of, the parties.

6.2 Conduct of the Business Pending the Closing.

(a) Except as otherwise expressly provided by this Agreement or with the prior written consent of Buyer, between the date hereof and the Closing, Sellers and the Company and each of the Subsidiaries shall:

(i) conduct the respective businesses of the Company and the Subsidiaries only in the Ordinary Course of Business;

(ii) use their commercially reasonable efforts to (A) preserve the present business operations, organization (including officers and Employees) and goodwill of the Company and the Subsidiaries and (B) preserve the present relationships with Persons having business dealings with the Company and the Subsidiaries (including clients, customers, suppliers and service providers);

(iii) use commercially reasonable efforts to ensure that each Contract entered into after the date of this Agreement will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party hereto in connection with, or terminate as a result of the consummation of, the transactions contemplated hereby, and give reasonable advance notice to Buyer before allowing any Material Contract or material right thereunder to lapse or terminate by its terms;

(iv) maintain (A) all of the assets and properties of, or used by, the Company and the Subsidiaries in their current condition, ordinary wear and tear excepted, and (B) insurance upon all of the properties and assets of the Company and the Subsidiaries in such amounts and of such kinds comparable to that in effect on the date of this Agreement;

(v) (A) maintain the books, accounts and records of the Company and the Subsidiaries in the Ordinary Course of Business, (B) continue to collect accounts receivable and pay accounts payable utilizing normal procedures and without discounting or accelerating payment of such accounts, (C) comply with all contractual and other obligations of the Company and the Subsidiaries, and (D) make each insurance claim in relation to the Company and the Subsidiaries promptly and in accordance with the requirements of the relevant policy, except if Buyer agrees otherwise in writing; and

(vi) comply in all material respects with all applicable Laws.

(b) Without limiting the generality of the foregoing, except as otherwise expressly provided on Schedule 6.2(b) or with the prior written consent of Buyer, the Company and the Subsidiaries shall not:

(i) issue any notes, bonds or other debt securities or any capital stock or other equity securities or any securities convertible, exchangeable or exercisable into any capital stock or other equity securities;

(ii) borrow any amount or incur or become subject to any material Liabilities, except current Liabilities incurred in the Ordinary Course of Business, advances on existing revolving lines of credit in the Ordinary Course of Business and Liabilities under Contracts entered into in the Ordinary Course of Business;

(iii) discharge or satisfy any material Lien, pay any material Liability or waive or release any material right of any of the Company or the Subsidiaries other than current Liabilities paid in the Ordinary Course of Business;

(iv) declare or make any payment or distribution of cash or other property to its shareholders with respect to its capital stock or other equity securities or purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity securities (including, without limitation, any warrants, options or other rights to acquire its capital stock or other equity securities);

(v) mortgage or pledge any of its properties or assets or subject them to any material Lien, except Liens for current property Taxes not yet due and payable;

(vi) sell, assign or transfer any of its tangible assets, except in the Ordinary Course of Business, or cancel any material debts or claims;

(vii) acquire, license, disclose, sell, assign or transfer any Intellectual Property rights, or disclose any material Confidential Information to any Person without obtaining an agreement, in usual and customary form and substance, from such Person protecting the confidentiality of such Confidential Information;

(viii) suffer any extraordinary losses or waive any rights of material value, whether or not in the Ordinary Course of Business;

(ix) make any single capital expenditure or commitment in excess of 10,000 or capital expenditures or commitments that aggregate in excess of $20,000;

(x) make any loans or advances, including recruiting inducements, to, guarantees for the benefit of, or any investments in, any Persons;

(xi) suffer any damage, destruction or casualty loss exceeding, in the aggregate, $25,000 whether or not covered by insurance;

(xii) make any investment other than in the Ordinary Course of Business or organize any subsidiary;

(xiii) enter into any other transaction, other than in the Ordinary Course of Business;

(xiv) make any payments for political contributions or make any bribes, kickback payments or other illegal payments;

(xv) hire or appoint any Employee, officer, Independent Contractor, or advisor;

(xvi) increase any officer’s or Employee’s compensation, incentive arrangements or other benefits;

(xvii) amend its articles of incorporation or bylaws or comparable governing documents;

(xviii) directly or indirectly engage in any transaction, arrangement or Contract with any officer, director, manager, partner, shareholder or other insider or Affiliate which is not at arm’s length;

(xix) transfer, issue, sell, pledge, encumber or dispose of the equity interests or other securities of, or other ownership interests in, the Company or the Subsidiaries or grant options, warrants, calls or other rights to purchase or otherwise acquire equity interests or other securities of, or other ownership interests in, the Company or the Subsidiaries;

(xx) effect any recapitalization, reclassification, stock split, combination or like change in its capitalization, or amended the terms of any of its outstanding securities;

(xxi) make a change in its accounting or Tax reporting principles, methods or policies;

(xxii) (A) make, change or revoke any Tax election (other than the Tax election described in Section 8.7(f) of this Agreement), settle or compromise any Tax Claim or Liability or enter into a settlement or compromise, or change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes, or (B) prepare or file any Tax Return (or any amendment thereof) unless such Tax Return shall have been prepared in a manner consistent with past practice and the Company and the Subsidiaries provided Buyer a copy thereof (together with supporting papers) at least three (3) Business Days prior to the due date thereof for Buyer to review and approve (such approval not to be unreasonably withheld or delayed);

(xxiii) settle or compromise any pending or threatened Legal Proceeding or any claim or claims for, or that would result in a loss of revenue of, an amount that could, individually or in the aggregate, reasonably be expected to be greater than $15,000;

(xxiv) change or modify its credit, collection or payment policies, procedures or practices, including acceleration of collections or receivables (whether or not past due) or fail to pay or delay payment of payables or other Liabilities;

(xxv) amend any insurance contract or fail to notify any insurance claim;

(xxvi) amend, modify or terminate any Plan, except to the extent an amendment was required to comply with applicable Law; or

(xxvii) agree to do anything (A) prohibited by this Section 6.2, or (B) which would make any of the representations and warranties of the Company, the Subsidiaries or Sellers in this Agreement untrue or incorrect in any material respect.

6.3 Consents and Approval.

(a) Sellers and, prior to the Closing, each of the Company and the Subsidiaries shall use, commercially reasonable efforts to obtain at the earliest practicable date all consents, waivers and approvals from, and provide all notices to, all Persons that are not a Governmental Body, required to consummate, or in connection with, the transactions contemplated by this Agreement, including the consents, waivers, approvals and notices referred to in Sections 3.2(b) and 4.3(b) hereof (except for such matters covered by Section 6.3(b)). All such consents, waivers, approvals and notices shall be in writing and in form and substance satisfactory to Buyer, and executed counterparts of such consents, waivers and approvals shall be delivered to Buyer promptly after receipt thereof, and copies of such notices shall be delivered to Buyer promptly after the making thereof. Notwithstanding anything to the contrary in this Agreement, neither Buyer nor any of its Affiliates (which for purposes of this sentence shall include the Company and the Subsidiaries) shall be required to pay any amounts in connection with obtaining any consent, waiver or approval (except, in the case of the Company and the Subsidiaries, to the extent such amount are paid prior to the Closing or included in Unpaid Transaction Expenses).

(b) Each of Buyer, Sellers, and the Company shall use commercially reasonable efforts to obtain at the earliest practical date all consents, waivers, approvals, Orders, Permits, authorizations and declarations from, make all filings with, and provide all notices to, all Governmental Bodies which are required to consummate, or in connection with, the transactions contemplated by this Agreement, including the consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings and notices referred to in Sections 3.2(b) and 4.3(b). Notwithstanding anything to the contrary in this Agreement, neither Buyer nor any of its Affiliates (which for purposes of this sentence shall include the Company and the Subsidiaries) shall be required to pay any amounts in connection with obtaining any consent, waiver or approval (except, in the case of the Company and the Subsidiaries, to the extent such amount are paid prior to the Closing or included in Unpaid Transaction Expenses).

6.4 No Shop.

(a) Prior to the Closing, Sellers and the Company shall not, and shall not permit any Subsidiaries or any Affiliates, directors, officers, Employees, representatives or agents of Sellers or the Company (collectively, the “Representatives”) to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, purchase or disposition of any material amount of the assets of the Company or the Subsidiaries or any capital stock or other ownership interests of, or membership interests in, the Company or the Subsidiaries other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the businesses, operations, properties or assets of the Company or the Subsidiaries in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b) Prior to Closing, Sellers and the Company shall notify Buyer orally and in writing promptly (but in no event later than twenty-four (24) hours) after receipt by any of Sellers, the Company, the Subsidiaries or any of the Representatives thereof of any proposal or offer from any Person other than Buyer to effect an Acquisition Transaction or any request for non-public information relating to any of the Company and the Subsidiaries or for access to the properties, books or records of the Company or any Subsidiary by any Person other than Buyer. Such notice shall indicate the identity of the Person making the proposal or offer, or intending to make a proposal or offer or requesting non-public information or access to the books and records of any of the Company and the Subsidiaries, the material terms of any such proposal or offer, or modification or amendment to such proposal or offer and copies of any written proposals or offers or amendments or supplements thereto. Prior to Closing, Sellers and the Company shall keep Buyer informed, on a current basis, of any material changes in the status and any material changes or modifications in the material terms of any such proposal, offer, indication or request.

(c) Prior to Closing, Sellers and the Company shall (and Sellers and the Company shall cause their Representatives to) immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Buyer) conducted heretofore with respect to any Acquisition Transaction. Prior to Closing, Sellers and the Company agree not to release any third-party from the confidentiality and standstill provisions of any agreement to which any of the Company and the Subsidiaries are a party.

6.5 Transactions with Related Persons. Prior to the Closing Date, each of the Company and the Subsidiaries shall (a) terminate all Contracts with Related Persons (other than those Contracts listed on Schedule 6.5) and (b) deliver releases executed by such Related Persons with whom the Company and each of the Subsidiaries have terminated such Contracts pursuant to this Section 6.5 providing that no further payments are due, or may become due, under or in respect of any such terminated Contracts; provided, that in no event shall any of the Company and the Subsidiaries pay any fee or otherwise incur any expense or financial exposure with respect to any such termination or release. Without limiting the foregoing, the Company will cause each of the Subsidiaries to take all steps reasonably necessary to cause all Related Person Indebtedness, accounts payable and accounts receivable to be extinguished prior to the Closing Date.

6.6 Notification of Certain Matters. Prior to the Closing Date, Sellers and the Company shall give notice to Buyer as promptly as reasonably practicable upon becoming aware of (a) any fact, change, condition, circumstance, event, occurrence or non-occurrence that has caused or is reasonably likely to cause any representation or warranty in this Agreement made by Seller or the Company to be untrue or inaccurate in any respect at any time after the date hereof and prior to the Closing (such notice to specify the representation or warranty so affected), (b) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by Sellers or any of the Company hereunder or (c) the institution of, or the threat of institution of, any Legal Proceeding against Sellers or the Company related to this Agreement or the transactions contemplated hereby; provided, that the delivery of any notice pursuant to this Section 6.6 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the parties.

6.7 Indebtedness. Prior to the Closing, Sellers and the Company shall also make arrangements reasonably satisfactory to Buyer for holders of any Indebtedness of or any of the Sellers set forth on Schedule 2.7(d), the Company, and any of the Subsidiaries to provide to Buyer recordable form mortgage and lien releases, canceled notes and other documents reasonably requested by Buyer prior to the Closing such that all Liens on the assets or properties of the Company and the Subsidiaries that are not Permitted Exceptions and all Liens on the Stock shall be satisfied, terminated and discharged on or prior to the Closing Date or concurrently with the Payoff Letters and the payment mechanics set forth in Section 2.3(d).

6.8 Resignation and Releases of Officers, Directors and Managers. Prior to the Closing, the Company shall cause each of the officers, managers and directors of the Company and the Subsidiaries listed on Schedule 6.8 to (a) submit a letter of resignation effective on or before the Closing Date and (b) execute a release, in form and substance reasonably satisfactory to Buyer, with respect to any and all Liabilities of the Company and the Subsidiaries to indemnify such officers, managers and directors pursuant to the formation and governing documents of the respective Companies and any other agreements or documents in respect of indemnification of officers, managers and directors of the Company and the Subsidiaries with respect to events, actions or omissions relating to or occurring in periods prior to the Effective Time.

6.9 Insurance Matters.

(a) Following the Closing Date, the Company and Sellers shall reasonably cooperate with and assist Buyer, at Buyer’s expense, to cause any carrier that has underwritten any global, primary casualty and excess liability insurance policies which provides insurance coverage to the Company and the Subsidiaries on an “occurrence” basis (the “Occurrence Policies”) to cover the Company and the Subsidiaries following the Closing Date for claims arising out of occurrences prior to the Closing Date. The Company and Sellers acknowledge the right of Buyer to access the benefit of insurance for such pre-Closing occurrences under the historic Occurrence Policies which have provided coverage to the Company and the Subsidiaries, to issue notice of claims under any Occurrence Policies in the name of the Company, to present such claims for payment and to collect insurance proceeds related thereto.

(b) At or prior to the Closing, the Company and the Subsidiaries shall purchase a six (6) year extended director’s and officer’s liability, non-cancelable, tail policy (the “Tail Policy”) (the cost of which shall constitute an Unpaid Transaction Expense), covering acts or omissions occurring on or prior to the Closing Date with respect to those Persons who are currently covered by the Company and the Subsidiaries’ comparable insurance policy (a true and complete copy of which has heretofore been Made Available) at limit levels and otherwise on terms with respect to such coverage no less favorable to the insured than those of such current insurance coverage.

6.10 Non-Competition; Non-Solicitation; Confidentiality.

(a) For a period of five (5) years from and after the Closing Date, Sellers shall not, and shall cause Sellers’ Affiliates not to, and shall not use any Confidential Information to, without the advance, express written consent of Buyer, directly or indirectly, own, establish, manage, engage in, operate, control, work for, consult with, render services for, do business with, maintain any interest in (proprietary, financial or otherwise) or participate in the ownership, establishment, management, operation or control of, any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in wealth management, insurance, or retirement planning services, record keeping and administration services related to retirement planning services, brokerage, or investment advisor activities or that otherwise competes with, or is likely to compete with, the business of each of the Company and the Subsidiaries or any of their respective Affiliates as conducted as of the Closing Date, and as it could reasonably be expected to be conducted in the future (a “Restricted Business”) anywhere in the United States of America; provided, that the restrictions contained in this Section 6.10(a) shall not restrict the acquisition by Sellers, directly or indirectly, of less than 2% of the outstanding capital stock of any publicly traded company engaged in a Restricted Business. Notwithstanding the foregoing, a Seller shall not be in violation of this Section 6.10(a): (i) simply by virtue of Seller’s status as a shareholder, partner, director, officer, employee or representative of Honkamp Krueger, so long as Honkamp Krueger does not participate in a Restricted Business or (ii) by engaging in any business that is not a Restricted Business.

(b) For a period of five (5) years from and after the Closing Date, Sellers shall not, and shall cause Sellers’ Affiliates not to, directly or indirectly: (i) (A) cause, solicit, induce or encourage any employee of Buyer, the Company and the Subsidiaries or any of their Affiliates, or any individual who was employed by Buyer, the Company and the Subsidiaries or any of their Affiliates at any time within six (6) months before such solicitation, inducement or encouragement to leave such employment or (B) hire, employ or otherwise engage any such employee or individual; or (ii) cause, solicit, induce or encourage any former, actual or prospective client, customer, supplier, registered representative, investment adviser representative, or licensor of Buyer, the Company, the Subsidiaries or any other Person who has a material business relationship with any of the Company and the Subsidiaries, to do business with a Restricted Business or terminate or materially modify any such actual or prospective relationship with any of the Company and the Subsidiaries.

(c) From and after the Closing Date, each Seller and the Sellers’ Representative shall not and shall cause such Seller’s and Sellers’ Representative’s Affiliates not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Buyer or any of the Company and the Subsidiaries or use or otherwise exploit for its own benefit or for the benefit of anyone other than the Company and the Subsidiaries, any Confidential Information. Neither any Seller nor Sellers’ Representative shall have any obligation to keep confidential (or cause such Seller’s or Sellers’ Representative’s Affiliates to keep confidential) any Confidential Information if and to the extent disclosure thereof is specifically required by applicable Law; provided, that in the event disclosure is required by applicable Law, such Seller or Sellers’ Representative shall, to the extent reasonably possible, provide Buyer with prompt notice of such requirement prior to making any disclosure so that Buyer may seek an appropriate protective order and cooperate with Buyer concerning any such protective order sought.

(d) From and after the Closing Date, Sellers shall not and shall cause Sellers’ Affiliates not to, directly or indirectly, disparage Buyer, the Company and the Subsidiaries or any of their respective Affiliates in any way that adversely and substantially impacts the goodwill, reputation or business relationships of Buyer, the Company and the Subsidiaries or any of their respective Affiliates with the public generally, or with any of their customers, suppliers, independent contractors, or employees. From and after the Closing Date, (i) Buyer shall not and shall cause Buyer’s Affiliates not to, directly or indirectly, disparage Sellers, Honkamp Krueger or any of their respective Affiliates in any way that adversely and substantially impacts the goodwill, reputation or business relationships of Sellers, Honkamp Krueger or any of their respective Affiliates with the public generally, or with any of their customers, suppliers, independent contractors, or employees and (ii) Sellers and the Sellers’ Representative shall not and shall cause their respective Affiliates not to, directly or indirectly, disparage Buyer, Blucora, Inc. or any of their respective Affiliates in any way that adversely and substantially impacts the goodwill, reputation or business relationships of Buyer, Blucora, Inc. or any of their respective Affiliates with the public generally, or with any of their customers, suppliers, independent contractors, or employees.

(e) The covenants and undertakings contained in this Section 6.10 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 6.10 will cause irreparable injury to Buyer, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of this Section 6.10 will be inadequate. Therefore, Buyer will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 6.10 without the necessity of proving actual damages or posting any bond whatsoever. The rights and remedies provided by this Section 6.10 are cumulative and in addition to any other rights and remedies which Buyer may have hereunder or at law or in equity.

(f) In the event of any actual or threatened violation of the covenants and obligations under this Section 6.10 by Sellers or the Company, Buyer shall be entitled to recover from Sellers or the Company its reasonable attorneys’ fees and all costs and expenses associated with the enforcement of any provision of this Section 6.10 in addition to any other available legal or equitable remedies. If any court of competent jurisdiction finds that Sellers or the Company has breached any of its covenants or obligations under this Section 6.10, the time period during which such covenants and obligations are effective shall be suspended and shall not run in favor of Sellers or the Company from the date of such breach until the date when such breach is cured or remedied.

(g) The parties hereto agree that, if any court of competent jurisdiction in a final nonappealable judgment determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 6.10 is unreasonable, arbitrary, unenforceable, or against public policy, then a lesser period of time, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary, enforceable, and not against public policy shall be enforced against the applicable party. Sellers and the Company acknowledge that their covenants and obligations in this Section 6.10 have been a material inducement for Buyer to consummate this Agreement. Accordingly, Seller and the Company irrevocably waive any right existing as of the Closing Date or arising in the future to (i) file any declaratory judgment or similar action seeking to declare unenforceable any covenant or obligations under this Section 6.10 or challenge the validity of such covenants or obligations; (ii) otherwise contest the enforceability of any such covenants or obligations as being unreasonable or unenforceable; or (iii) assert any defenses to any action or effort by Buyer to enforce any such covenants or obligations based on their reasonableness.

6.11 Preservation of Records. With respect to the pre-Closing financial books and records and minute books of the Company and the Subsidiaries relating to matters on or prior to the Closing Date: (a) for a period of five (5) years after the Closing Date, Buyer shall not cause or permit their destruction or disposal without first offering to surrender them to Sellers’ Representative, at Sellers’ expense, and (b) where there is legitimate purpose, including an audit of Sellers by the IRS or any other Taxing Authority or an indemnification claim by Buyer pursuant to Article VIII hereof, Buyer shall allow Sellers and their representatives access to such books and records during regular business hours.

6.12 Publicity.

(a) Sellers and Sellers’ Representative shall not issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of Buyer, which approval will not be unreasonably withheld or delayed, unless, as mutually agreed to in good faith by Buyer and Sellers’ Representative, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which Buyer or its Affiliates lists securities, provided, that, to the extent required by applicable Law, the party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law to consult with Buyer and Sellers’ Representative with respect to the text thereof. Buyer may issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of Sellers’ Representative, provided, further, that Buyer will permit Sellers’ Representative to review any such release or announcement prior to its public dissemination.

(b) Except as provided in Section 6.12(a), each of Buyer, Sellers, and the Company agrees that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law and only to the extent required by such Law. In the event that such disclosure, availability or filing is required by applicable Law, each of Buyer, Sellers and the Company (as applicable) agrees to use its commercially reasonable efforts to obtain “confidential treatment” of this Agreement with such Governmental Body and to redact such terms of this Agreement the other party shall request.

6.13 Releases.

(a) Effective upon the Closing, each of Sellers and their successor and assigns (collectively, the “Seller Releasing Parties”) shall be deemed to have remised, released and forever discharged the Company and the Subsidiaries and their respective successors, officers, directors and employees (and each of their respective heirs, executors and administrators acting in such capacities) and, subject to and without in any way limiting Buyer’s obligations under this Agreement and any Buyer Document, Buyer and its successors, officers, directors and employees (and each of their respective heirs, executors and administrators acting in such capacities) (collectively, the “Buyer and Company Released Parties”), of and from any and all claims, actions, matters, causes of action, in law or in equity, Liabilities, suits, proceedings, arbitrations, mediations or other investigations, debts, Liens, Contracts, promises, accounts, sums of money, reckonings, bonds, bills, demands, damages, losses, costs or expenses, whether direct or derivative, of any nature whatsoever, known or unknown, fixed or contingent, including any claim for indemnification or contribution (collectively, the “Claims”) that the Seller Releasing Parties, or any of them, now has or ever had, or hereafter can, shall or may have, for, upon or by reason of any matter, cause or thing whatsoever, against the Buyer and Company Released Parties, and each of them, from the beginning of time through the Closing Date, other than (i) any obligations to provide indemnification, exculpation or advancement of expenses to any Seller Releasing Party who is or was an officer or director of the Company and the Subsidiaries and who is entitled to such indemnification, exculpation or advancement of expenses under the charter of the Company and the Subsidiaries or as a matter of Law by or on behalf of the Company and the Subsidiaries, but in each case, solely to the extent any Losses related to such obligation are insured under the Tail Policy at no expense to the Company and the Subsidiaries, or (ii) any rights that any Seller Releasing Party may have as an Employee to earned and unpaid salary, bonuses, accrued vacation or other employee compensation and unreimbursed expenses, in each case to the extent reflected in Final Closing Working Capital. Each Seller Releasing Party covenants and agrees that such Seller Releasing Party shall not commence, join in or in any manner seek relief through any suit arising out of, based upon or relating to any Claim released hereunder, or in any manner assert or cause or assist another to assert any Claims released hereunder. NOTWITHSTANDING ANYTHING CONTAINED IN THIS SECTION 6.13 TO THE CONTRARY, NOTHING HEREIN SHALL BE DEEMED TO RELEASE, WAIVE, MODIFY, AMEND OR OTHERWISE AFFECT THE RIGHTS OR THE OBLIGATIONS, COVENANTS OR COMMITMENTS OF SELLER RELEASING PARTIES OR BUYER AND RELEASED PARTIES UNDER THIS AGREEMENT.

(b) Each Seller Releasing Party acknowledges, represents and warrants that such Seller Releasing Party has had adequate disclosure of all facts necessary to make a knowing release of all Claims released hereunder. Effective for all purposes as of the Closing, each Seller Releasing Party waives and relinquishes any rights and benefits which such Seller Releasing Party may have under any statute or common law principle of any jurisdiction which provides, generally, that a general release does not extend to claims which a creditor does not know or suspect to exist in such Seller Releasing Party’s favor at the time of executing this Agreement, which if known by such Seller Releasing Party must have materially affected such Seller Releasing Party’s settlement with the debtor. Each Seller Releasing Party acknowledges that such Seller Releasing Party may hereafter discover facts in addition to or different from those which such Seller Releasing Party now knows or believes to be true with respect to the subject matter of this Section 6.13, but it is each such Seller Releasing Party’s intention to fully and finally and forever settle and release any and all matters, disputes and differences, known or unknown, suspected and unsuspected, which now exist, may exist or heretofore have existed between any Seller Releasing Party and any Buyer and Company Released Party with respect to the subject matter of this Section 6.13 (subject to the exceptions set forth in this Section 6.13). In furtherance of this intention, the releases herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional or different facts. Each Seller Releasing Party covenants that such Seller Releasing Party has not assigned any Claims which are the subject of this Section 6.13.

6.14 HSR. The Company and Buyer shall, as soon as reasonably possible but in no event later than ten (10) calendar days after the date hereof, file Notification and Report Forms under the HSR Act (the “HSR Filing”) with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice. The Company and Buyer shall, as soon as practicable but in any event within two (2) Business Days after the date of the HSR Filing, make such other filings, notices, petitions, statements, registrations, submissions of information, applications and other documents as the Parties determine are necessary under applicable Antitrust Law or regulations if the Company or Buyer, as applicable, have not made such filings prior to the execution of this Agreement. The Company and Buyer shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or other applicable antitrust regulation. Each of the Company and Buyer will promptly inform the other party of any material communication received by such party from any Governmental Body relating to the HSR Filing. Each of the Company and Buyer will use its respective commercially reasonable efforts to comply as expeditiously as possible with all requests of any Governmental Body for additional information and documents, including, without limitation, information or documents requested under the HSR Act or other applicable antitrust regulation. Notwithstanding the foregoing, Buyer shall prepare all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to effectuate the HSR Filing on behalf of both Company and Buyer, and Company shall promptly provide Buyer with all necessary information as requested by Buyer in order for Buyer to prepare such HSR Filing. Buyer shall be solely responsible for one hundred percent (100%) of all filing fees under the HSR Act and other costs and expenses associated with the HSR Filing.

6.15 Financing.

(a) Buyer shall use (or cause to be used) commercially reasonable efforts to take all actions and to do, or cause to be done, all things necessary to arrange and obtain the Financing on or prior to the Closing Date. Notwithstanding the foregoing, Buyer’s Financing is not a condition precedent to the Closing of this Agreement.

(b) From the date hereof until the Closing Date, the Company shall use reasonable best efforts to provide, and shall cause the Subsidiaries to use reasonably best efforts to provide (and use reasonable best efforts to cause its Representatives to provide) to Buyer with all cooperation reasonably requested by Buyer that is customary to assist it in connection with the arrangement, syndication and consummation of the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Subsidiaries). Such assistance shall in any event include:

(i) using commercially reasonable efforts to furnish to Buyer, as promptly as reasonably practicable following a request from Buyer therefor, customary information required for the preparation of materials for customary bank books, information memoranda and other information packages regarding the business, operations and financial condition of the Company and the Subsidiaries (all such documents and materials, collectively, the “Financing Marketing Documents”); provided, that the Company shall have the right to review and comment (which comments Buyer will reasonably consider) on the portion of the Financing Marketing Documents containing information provided by the Company and the Subsidiaries, prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Body);

(ii) designating appropriate members of senior management of the Company and the Subsidiaries to participate in a reasonable and limited number of lender meetings, and sessions with ratings agencies in connection with the Financing, and due diligence sessions, all at times and locations to be mutually agreed by the parties;

(iii) participation by senior management of the Company and the Subsidiaries in the preparation of schedules to one or more credit agreements, pledge and security documents and perfection certificates; it being understood that such documents will not take effect until the Effective Time;

(iv) delivering to Buyer and its financing sources the Financing Information, copies of all certificated securities (with transfer powers executed in blank) to the extent required by the financing commitments, in each case in form and substance reasonably satisfactory to Buyer;

(v) cooperating in the prepayment in full and termination in full of any Indebtedness of the Sellers set forth on Schedule 2.7(d), the Company, and the Subsidiaries and the termination in full of all guaranties and security interests in connection therewith, including (without limitation) by delivering notices of prepayment within the time periods required by the relevant agreements governing the Indebtedness of the Sellers set forth on Schedule 2.7(d), the Company, and the Subsidiaries and obtaining customary payoff letters, lien terminations and instruments of discharge with respect to the Indebtedness of the Sellers set forth on Schedule 2.7(d), the Company, and the Subsidiaries required by the any debt financing commitments to be terminated, in each case, reasonably satisfactory to Buyer; and

(vi) furnishing Buyer and its financing sources with all documentation and other information related to the Company and the Subsidiaries that such financing source has determined is required by U.S. regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations.

(c) The Company hereby consents to the use of its logos and the logos of the Subsidiaries in connection with the Financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company and the Subsidiaries or their reputations or goodwill.

(d) Notwithstanding anything in this Agreement to the contrary, no financing source of Buyer shall have any liability for any obligations or liabilities of the parties hereto or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the consummation of the transactions contemplated hereby. In no event shall the Company and Sellers or any of their Affiliates (i) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any financing source of Buyer or (ii) seek to enforce the commitments against, make any claims for breach of the commitments contained in the any debt financing commitment against, or seek to recover monetary damages from, or otherwise sue, the Buyer’s financing source for any reason, including in connection with the Financing or the obligations of the financing sources thereunder. Nothing in this Section 6.15(d) shall in any way limit or qualify the rights, obligations and liabilities of the parties to the debt financing commitments thereunder or of the Company, Sellers and Buyer vis-à-vis each other under this Agreement or any Buyer Document.

6.16 Customer Approvals. The Company and the Subsidiaries shall use commercially reasonable efforts to obtain the consents and approvals necessary or provide the notices necessary to satisfy the Assignment Requirements with respect to all Advisory Contracts in accordance with the requirements of each such Advisory Contract, the Investment Advisers Act and other applicable Law, and as and to the extent applicable all Insurance Arrangements in accordance with the requirements of each such Insurance Arrangement, and state insurance Laws and regulations. As soon as reasonably practicable following the date of this Agreement (but in no event later than fifteen (15) days after the date hereof), the Company shall send a written notice, substantially in the form attached hereto as Exhibit F (the “Negative Consent Notice”), to each Customer under an Advisory Contract, requesting consent to the assignment or deemed assignment of such Advisory Contract and informing such Customer: (i) of the intention to complete the transactions contemplated by this Agreement, on a date at least sixty (60) days from the date the Negative Consent Notice is transmitted or mailed or such other period as determined by Buyer in its sole discretion, which will result in an assignment or deemed assignment of such Advisory Contract; (ii) of the intention of the Company and the Subsidiaries to continue to provide the advisory services pursuant to the existing Advisory Contract with such Customer after the Closing if such Customer does not terminate such agreement prior to a date specified in the Negative Consent Notice; and (iii) that the consent of such Customer to each of the foregoing matters will be deemed to have been granted if such Customer does not object in writing or terminate the Advisory Contract prior to a date specified in the Negative Consent Notice, which date shall be at least sixty (60) days from the date the Negative Consent Notice is transmitted or mailed or such other period as determined by Buyer in its sole discretion. At all times prior to Closing, the Company and the Subsidiaries shall take reasonable steps to keep Buyer informed of the status of Customer responses to the Negative Consent Notice and, upon Buyer’s request, make available to Buyer any evidence of Persons terminating services or otherwise objecting or declining to Consent, or withdrawing any Consents. Buyer shall be provided a reasonable opportunity to review and comment on all Consent and/or notice materials, including the Negative Consent Notice, to be used by the Company prior to distribution and such Consent and notice materials shall be in form and substance reasonably satisfactory to the Buyer.

6.17 Significant Providers. Within fifteen (15) days of the date hereof, the Company and the Subsidiaries shall use reasonable best efforts to facilitate conversations between Buyer and Significant Providers to discuss the relationships between the Company and the Subsidiaries on the one hand, and the Significant Providers on the other hand following the Closing.

6.18 Notes. Within fifteen (15) days of the date hereof, the Company and the Subsidiaries shall use reasonable best efforts to transfer all notes set forth on Schedule 2.7(r) to HKFS Building Co., L.L.C.

6.19 Further Assurances. Sellers, the Company and Buyer shall use their commercially reasonable efforts to (a) take, or cause to be taken, all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (b) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. At or after Closing, and without further consideration, Sellers will execute and deliver to Buyer such further instruments of conveyance and transfer as Buyer may reasonably request to more effectively convey and transfer the Purchased Shares to Buyer, free and clear of all Liens and subject to no legal or equitable restrictions of any kind.

6.20 WARN Act. Buyer agrees that with respect to the transaction contemplated by this Agreement, for at least 90 days following the Closing Date, Buyer shall retain a sufficient number of Company’s employees such that no notice pursuant to the WARN Act or any similar state or local applicable law or regulation shall be required.

6.21 IAR Agreements. The Sellers set forth on Schedule 6.21(a) hereby amend such Sellers investment advisor representative agreement with the Company to state that such Sellers shall not receive any fees or payments from the Company with respect to the accounts set forth on Schedule 6.21(b). At least fifteen (15) days prior to the Closing Date, the Company shall provide written evidence to the Buyer of the amendments to the investment advisor agreements with the individuals set forth on Schedule 6.21(c) evidencing that such individuals have released any claims to fees or payments from the Company with respect to the accounts set forth on Schedule 6.21(b). For the avoidance of doubt, the Sellers set forth on Schedule 6.21(a) shall be entitled to any fees or payments payable by the Company until the Closing Date with respect to the accounts listed on Schedule 6.21(b).

6.22 Retention Agreements. Prior to the two (2) year anniversary of the Closing Date, the Sellers shall use their best efforts to obtain retention agreements, in the form and substance reasonably satisfactory to Buyer (including the terms set forth on Schedule 6.22), signed by the Employees set forth on Schedule 6.22.

ARTICLE VII

CONDITIONS TO CLOSING AND TERMINATION

7.1 Conditions Precedent to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Buyer in whole or in part to the extent permitted by applicable Law):

(a) the representations and warranties of Sellers and the Company qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects (other than the Fundamental Representations made by Sellers or the Company, which representations and warranties shall be true and correct in all respects), in each case, as of the date of this Agreement and as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

(b) Sellers and the Company shall have performed and complied in all respects with all obligations and agreements required in this Agreement to be performed or complied with by them on or prior to the Closing Date, and Buyer shall have received copies of such resolutions and other documents evidencing performance thereof as Buyer may reasonably request;

(c) since the date hereof, there shall not have occurred a Material Adverse Effect;

(d) excluding any Legal Proceeding (or Order resulting from any Legal Proceeding) initiated by Buyer against the Company or Sellers, no Legal Proceedings shall have been instituted or threatened seeking to restrain or prohibit, or to obtain substantial damages with respect to, the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(e) the filings of Buyer and the Company pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated;

(f) sixty (60) days or such other period as determined by Buyer in its sole discretion shall have elapsed since the Negative Consent Notice was sent to Customers by the Company and the Subsidiaries and the Company and Subsidiaries have not received notices of non-consent from more than ten (10%) percent of the Significant Customers who were required to receive a Negative Consent Notice;

(g) the Assets Under Administration as of the end of the trading day immediately preceding a determination date to be mutually agreed upon by the Company and Buyer, which determination date shall in no event be earlier than five (5) Business Days prior to the anticipated Closing Date, shall be not less than 96.5% of the Assets Under Administration as of the end of the trading day on the date hereof (it being understood that Assets Under Administration as of the date of determination shall be determined without reference to any increase or decrease in value of an underlying asset due to changes resulting from market changes or fluctuations after the date hereof);

(h) the Company and the Subsidiaries shall have, immediately prior to the Closing, at least 95% of the IC Representatives as the Company and the Subsidiaries had as of the date hereof; and

(i) Buyer shall have received Financing satisfactory to Buyer, in its sole discretion, to pay the Purchase Price;

(j) Buyer shall have received all of the Closing deliverables listed in Section 2.7; and

(k) Buyer and Sellers hereby acknowledge and agree that the Closing conditions set forth in Section 7.1(f) are satisfied as of the date of this Amendment, and such conditions set forth in Section 7.1(f) shall no longer be a condition to closing.

7.2 Conditions Precedent to Obligations of Sellers and the Company. The obligations of Sellers and the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Sellers in whole or in part to the extent permitted by applicable Law):

(a) the representations and warranties of Buyer set forth in this Agreement qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects (other than the Fundamental Representations made by Buyer, which representations and warranties shall be true and correct in all respects), in each case, as of the date of this Agreement and as of the Closing as though made at and as of the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

(b) Buyer shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date;

(c) excluding any Legal Proceeding (or Order resulting from any Legal Proceeding) initiated by the Company or Sellers against Buyer, no Legal Proceedings shall have been instituted or threatened seeking to restrain or prohibit, or to obtain substantial damages with respect to, the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and

(d) Sellers’ Representative shall have received all of the Closing deliverables listed in Section 2.8.

7.3 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) by written consent of Sellers’ Representative and Buyer;

(b) upon written notice from either Sellers’ Representative or Buyer to the other on or after October 1, 2020, if the Closing shall not have occurred by the close of business on such date, and such date may be extended by mutual agreement between Buyer and Sellers’ Representative; provided, that the terminating party is not in material default of any of its obligations hereunder;

(c) by written notice from Buyer to Sellers’ Representative that there has a Material Adverse Effect;

(d) by Sellers’ Representative or Buyer, if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, that the right to terminate this Agreement under this Section 7.3(d) shall not be available to a party if such Order was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(e) by Buyer, if Sellers or the Company shall have breached or failed to perform any of their representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Sellers or the Company shall have become untrue, in either case such that the conditions set forth in Sections 7.1(a) or 7.1 (b) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within ten (10) days following receipt by Sellers’ Representative of notice of such breach from Buyer; or

(f) by Sellers’ Representative, if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Buyer shall have become untrue, in either case such that the conditions set forth in Sections 7.2(a) or 7.2 (b) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within ten (10) days following receipt by Buyer of notice of such breach from Sellers’ Representative.

7.4 Procedure Upon Termination. In the event of termination and abandonment by Buyer or Sellers’ Representative, or both, pursuant to Section 7.3, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase of the Stock hereunder shall be abandoned, without further action by any of Buyer, the Company or Sellers.

7.5 Termination Fee.

(a) Notwithstanding anything to the contrary contained herein, if this Agreement is terminated by Buyer pursuant to Section 7.3(e), the Company shall pay Buyer an amount equal to $800,000 (the “Termination Fee”) in immediately available funds within five (5) Business Days after the date of such termination. The parties acknowledge and agree that in no event will the Company be required to pay the Termination Fee on more than one occasion.

(b) Notwithstanding anything to the contrary contained herein, if this Agreement is terminated by Buyer pursuant to Section 7.1(i) or by the Buyer pursuant to Section 7.3(b), then the Buyer shall pay the Company an amount equal to $800,000 (the “Breakup Fee”) in immediately available funds within five (5) Business Days after the date of such failure. The parties acknowledge and agree that in no event will the Buyer be required to pay the Breakup Fee on more than one occasion.

(c) The parties acknowledge that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated hereby, and that, without these agreements, the parties would not enter into this Agreement. In light of the difficulty of accurately determining actual Losses with respect to the foregoing, the parties acknowledge that the Termination Fee and the Breakup Fee, in the circumstances in which such fees become payable, constitute a reasonable estimate of the Losses that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages and is not a penalty, and shall be the sole and exclusive remedy for any and all Losses suffered or incurred by the Sellers in connection with this Agreement, the transactions contemplated hereby (and the abandonment or termination thereof) or any matter forming the basis for such termination.

7.6 Effect of Termination. In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without Liability to Buyer, Sellers, or the Company; provided, that the obligations of the parties set forth in Section 6.12, this Section 7.6 and Article IX shall survive any such termination and shall be enforceable hereunder; provided, further, that nothing in this Section 7.6 shall relieve Buyer, Sellers or the Company of any Liability for a breach of this Agreement prior to the effective date of termination.

ARTICLE VIII

INDEMNIFICATION AND TAX MATTERS

8.1 Survival of Representations, Warranties and Covenants. The representations and warranties of the Company, Buyer, and Sellers contained in this Agreement, any certificate delivered pursuant hereto or any Seller Document, Company Document or Buyer Document shall survive the execution and delivery of this Agreement and the Closing until and including the fifteen-month anniversary of the Closing Date (the “General Survival Period”); provided, that (a) the representations and warranties (i) set forth in Sections 3.1 (authorization of agreement), 3.2(a) (conflicts), 3.3 (ownership and transfer of stock), 3.5 (financial advisors), 4.1 (organization and good standing), 4.2 (authorization of agreement), 4.3(a) (conflicts), 4.4 (capitalization), 4.5 (subsidiaries), the first sentence of 4.12 (title to tangible personal property), 4.13(b) (title to intellectual property), 4.21 (related party transactions), 4.26 (financial advisors), 5.1 (organization and good standing), 5.2 (authorization of agreement), 5.6 (financial advisors), shall survive the execution and delivery of this Agreement and the Closing until and including the date that is thirty (30) days following the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof, and (ii) set forth in Section 4.10 (taxes) and 4.15 (employee and labor matters; benefits plans) shall survive the execution and delivery of this Agreement and the Closing until and including the later to occur of (A) the date that is thirty (30) days following the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof and

(B) the date that is thirty (30) days following the completion of any administrative audit respecting the Company and the Subsidiaries related to any taxable period ending on or before the Closing Date (in each case, the “Survival Period”), (b) any claim with respect to any intentional or willful breach of any representation shall survive the execution and delivery of this Agreement and the Closing and can be made by a Buyer Indemnified Party for five (5) years after the Closing Date, and (c) any claim with respect to fraud or any fraudulent breach of any representation shall survive the execution and delivery of this Agreement and the Closing and can be made by a Buyer Indemnified Party indefinitely; provided, that any obligations under Section 8.2(a)(i), Section 8.2(b)(i) and Section 8.2(c)(i) shall not terminate with respect to any Losses as to which the Person to be indemnified shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to the indemnifying party in accordance with Section 8.3(a) before the termination of the applicable Survival Period. The respective covenants and agreements of Sellers, the Company and Buyer made in or pursuant to this Agreement will survive the execution and delivery of this Agreement and the Closing for the respective term specified in such covenant or agreement or, if not specified, indefinitely. It is the express intent of the Company, Buyer, and Sellers that, (x) if an applicable Survival Period as contemplated by this Section 8.1 is shorter than the statute of limitations that would otherwise have been applicable, then, by contract, the applicable statute of limitations shall be reduced to the shortened Survival Period contemplated hereby and (y) if an applicable Survival Period as contemplated by this Section 8.1 is longer than the statute of limitations that would otherwise have been applicable, then, by contract, the applicable statute of limitations shall be increased to the longer Survival Period contemplated hereby. The Company, Buyer, and Sellers further acknowledge that the time periods set forth in this Section 8.1 for the assertion of claims under this Agreement are the result of arms’-length negotiation among the Company, Buyer, and Sellers and that they intend for the time periods to be enforced as agreed by the Company, Buyer, and Sellers.

8.2 Indemnification.

(a) From and after the Closing, Sellers shall, severally in accordance their Pro Rata Shares, indemnify and hold Buyer, the Company, the Subsidiaries, their respective Affiliates, and their respective current and former directors, managers, officers, employees, equity holders, members, partners, agents, attorneys, representatives, successors and assigns (but excluding, in each case, any Sellers) (collectively, the “Buyer Indemnified Parties”) harmless from and against, and pay to the applicable Buyer Indemnified Parties the amount of, any and all losses, liabilities, claims, obligations, deficiencies, demands, judgments, damages (including incidental and consequential damages but excluding punitive damages except in the case of a Third-Party Claim), interest, fines, penalties, claims, suits, actions, causes of action, assessments, awards, costs and expenses (including costs of investigation and defense and attorneys’ and other professionals’ fees and including those arising under Environmental Law), or any diminution in value, whether or not involving a Third-Party Claim (individually, a “Loss” and, collectively, “Losses”) based upon, attributable to or arising from:

(i) any inaccuracy in or breach of the representations or warranties contained in Article IV of this Agreement or in any Company Document or any allegation by any Person other than a Buyer Indemnified Party, that, if true, would constitute such an inaccuracy or breach, as of the date hereof and at and as of the Closing Date as if made on the Closing Date, except to the extent that any such representation and warranty relates to a specific date, in which case any inaccuracy in or breach of such representation and warranty accurate as of such date;

(ii) any breach of any pre-Closing or Closing covenant or agreement of the Company or the Sellers’ Representative contained in this Agreement, the Escrow Agreement or in any Company Document;

(iii) any Indebtedness of the Sellers set forth on Schedule 2.7(d), the Company, and the Subsidiaries as of the Effective Time or Unpaid Transaction Expenses, in each case, to the extent not reflected in the computation of Final Closing Debt Amount or Final Transaction Expenses;

(iv) (A) any demands or claims by purported holder of securities of the Company, the Subsidiaries or any other Person related to direct or indirect economic, voting or equity interests in the Company or the Subsidiaries (including in respect of any options, warrants or other Contract rights) arising prior to Effective Time or in connection with the consummation of the transactions contemplated by this Agreement, or (B) payment of the Purchase Price in accordance with the terms of this Agreement or the Escrow Agreement in accordance with the terms of this Agreement or the Escrow Agreement, including the distribution or allocation by Sellers’ Representative of any amount paid to Sellers’ Representative by Buyer or the Company pursuant to the terms of this Agreement or the Escrow Agreement or in accordance with the instructions of Sellers’ Representative;

(v) any indemnification obligations owing by any of the Company and the Subsidiaries to any past or present officers, directors or Employees of the Company and the Subsidiaries with respect to claims made against such past or present officers, directors or Employees to the extent related to events, omissions or activities occurring prior to the Effective Time, in each case to the extent such Losses are not mitigated by the Tail Policy; provided that, indemnification obligations under this Section 8.2(a)(v) with respect to indemnification obligations owing to Employees of any of the Company and the Subsidiaries in their capacities as Employees and not in their capacities as directors, officers and fiduciaries shall be limited to matters that are otherwise indemnifiable pursuant to another subsection of this Section 8.2(a);

(vi) (A) all Taxes of the Company and the Subsidiaries (or any predecessor thereof) (I) for any taxable period ending on or before the Closing Date (including any Taxes resulting from the 338(h)(10) election described in Section 8.7(f)), and (II) for the portion of any Straddle Period ending at the close of business on the Closing Date (determined as provided in Section 8.7(b)); (B) any failure to timely pay any and all Taxes required to be borne by any Sellers pursuant to Section 8.7(d); and (C) the breach of any representation and warranty in Section 4.10;

(vii) any indemnification obligation or other Liability arising out of, or related to, Contracts with Customers based on, or related to, any actual or alleged infringement, dilution, misappropriation or other violation of Intellectual Property of a third Person; and

(viii) any R&W Exclusions.

THE INDEMNIFICATION PROVISIONS CONTAINED IN THIS SECTION 8.2(a) ARE INTENDED BY THE COMPANY, BUYER, AND SELLERS TO APPLY IN ACCORDANCE WITH THEIR TERMS, AND SUBJECT TO ANY LIMITATIONS STATED THEREIN, IRRESPECTIVE OF WHETHER STRICT LIABILITY (INCLUDING UNDER CERCLA) OR THE FAULT OF ANY OF THE COMPANY, BUYER, AND SELLERS TO BE INDEMNIFIED (INCLUDING THE NEGLIGENCE, IN FULL OR IN PART, OF THE COMPANY, BUYER, AND SELLERS) IS ALLEGED OR PROVEN IN CONNECTION WITH A MATTER FOR WHICH INDEMNIFICATION IS SOUGHT. THE COMPANY, BUYER, AND SELLERS ACKNOWLEDGE AND AGREE THAT THIS PARAGRAPH (i) DOES NOT ALTER THE AGREEMENTS OF COMPANY, BUYER, AND SELLERS IN THIS SECTION 8.2(a) AND (ii) IS INTENDED SOLELY TO COMPLY WITH THE EXPRESS NEGLIGENCE RULE OR SIMILAR RULES REGARDING THE CONSPICUOUSNESS OF AN INDEMNITY.

SELLERS SHALL NOT BE LIABLE TO ANY BUYER INDEMNIFIED PARTY FOR ANY PUNITIVE OR SPECIAL DAMAGES, EXCEPT WHERE ANY SUCH DAMAGES ARE AWARDED IN A THIRD PARTY CLAIM.

(b) From and after the Closing, Sellers shall, severally, indemnify and hold the Buyer Indemnified Parties harmless from and against, and pay to the applicable Buyer Indemnified Parties the amount of, any and all Losses based upon, attributable to or arising from:

(i) any inaccuracy in or breach of the representations or warranties made by Sellers contained in Article III of this Agreement or in any Seller Document or any allegation by any Person other than a Buyer Indemnified Party that, if true, would constitute such an inaccuracy or breach, as of the date hereof and at and as of the Closing Date as if made on the Closing Date, except to the extent that any such representation and warranty relates to a specific date, in which case any inaccuracy in or breach of such representation and warranty accurate as of such date; and

(ii) any breach of any covenant or agreement of Sellers contained in this Agreement or in any Seller Document.

(c) From and after the Closing, Buyer hereby agrees to indemnify and hold Sellers and its respective heirs, equity holders, directors, officers, employees, members, partners, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) harmless from and against, and pay to the applicable Seller Indemnified Parties the amount of, any and all Losses based upon, attributable to or resulting from:

(i) Any inaccuracy in or breach of the representations or warranties made by Buyer in Article V of this Agreement or in any Buyer Document or any allegation by any Person other than a Seller Indemnified Party that, if true, would constitute such an inaccuracy or breach, as of the date hereof and at and as of the Closing Date as if made on the Closing Date, except to the extent that any such representation and warranty relates to a specific date, in which case any inaccuracy in or breach of such representation and warranty accurate as of such date; and

(ii) any breach of any covenant or other agreement on the part of Buyer contained in this Agreement or any Buyer Document.

(d) The Company, Buyer and Sellers’ right to indemnification hereunder or any other remedy based on representations, warranties, covenants and agreements in this Agreement, or in any Seller Document, Company Document, or Buyer Document shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, by the Company, Buyer, Sellers or their Affiliates or representatives with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and agreements.

8.3 Indemnification Procedures.

(a) A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the party from whom indemnification is sought (or, in the event the indemnified party is a Seller, the written consent of Sellers’ Representative); provided, that failure to so notify the indemnifying party shall not preclude the indemnified party from any indemnification which it may claim in accordance with this Article VIII.

(b) In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any third-party in respect of which indemnification may be sought under Section 8.2 hereof (regardless of the limitations set forth in Section 8.4) (a “Third-Party Claim”), the indemnified party shall promptly cause written notice of the assertion of any Third-Party Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party (or, in the event the indemnified party is a Seller, the written consent of Sellers’ Representative). The failure of the indemnified party to give reasonably prompt notice of any Third-Party Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual and material loss and prejudice as a result of such failure. Subject to the provisions of this Section 8.3, the indemnifying party shall have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Third-Party Claim which relates to any Losses indemnified against by it hereunder; provided, that the indemnifying party shall have acknowledged in writing to the indemnified party its unqualified obligation to indemnify the indemnified party as provided hereunder and furnishes evidence to the indemnified party, which is satisfactory to the indemnified party, of its financial ability to indemnify the indemnified party and; provided, further, that that indemnifying party shall not have a right to assume the defense of a Third-Party Claim if (w) such Third-Party Claim seeks an injunction or equitable relief against the indemnified party, (x) the amount of Losses in respect of such Third-Party Claim (and all other pending claims) could be reasonably expected to exceed the amounts for which the indemnifying party is obligated to indemnify the indemnified party, (y) such Third-Party Claim relates to or arises in connection with any criminal proceeding or involves claims by any Governmental Body or by a customer or its Affiliate or (z) the indemnifying party fails to make reasonably adequate provision to satisfy the indemnified party of the indemnifying party’s ability to conduct the defense of such Third-Party Claim. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Third-Party Claim which relates to any Losses indemnified against by it hereunder, it shall within ten (10) days of the indemnified party’s written notice of the assertion of such Third-Party Claim (or sooner, if the nature of the Third-Party Claim so requires) notify the indemnified party of its intent to do so; provided, that the indemnifying party must conduct its defense of the Third-Party Claim actively and diligently thereafter in order to preserve its rights in this regard (it being understood that if the indemnifying party fails to actively and diligently conduct such defense, the indemnified party shall be entitled to assume control of such defense and the indemnifying party shall be bound by the results obtained by the indemnified party with respect to such Third-Party Claim). If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Third-Party Claim which relates to any Losses indemnified against by it hereunder, fails to notify the indemnified party of its election as herein provided, contests its obligation to indemnify the indemnified party for such Losses under this Agreement or is not permitted hereunder to assume such defense, the indemnified party shall have the exclusive right to contest, settle or pay the amount claimed and the indemnifying party shall be bound by the results obtained by the indemnified party with respect to such Third-Party Claim. If the indemnified party defends any Third-Party Claim, then the indemnifying party shall reimburse the indemnified party for the expenses of defending such Third-Party Claim upon submission of periodic bills. If the indemnifying party shall assume the defense of any Third-Party Claim, the indemnified party may participate, at his or its own expense, in the defense of such Third-Party Claim; provided, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate or (ii) in the reasonable opinion of counsel to the indemnified party, a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all indemnified parties in connection with any Third-Party Claim. Each party hereto agrees to provide reasonable access to each other party to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third-Party Claim. Notwithstanding anything in this Section 8.3 to the contrary, the indemnifying party shall not consent to the entry of any judgment with respect to the matter or enter into any settlement or admit any liability or otherwise agree to any compromise with respect to the matter, which judgment, settlement, admission or compromise (A) does not irrevocably and without qualification release the indemnified party from all Liability to each third-party with respect thereto, (B) provides for injunctive or other nonmonetary relief affecting the indemnified party, (C) provides for monetary damages that are not fully paid or reimbursed by the indemnifying party, or (D) has an adverse effect on Buyer, any of the Company and the Subsidiaries or an Affiliate thereof, without (in each case), the written consent of the indemnified party (or, in the event the indemnified party is a Seller, the written consent of Sellers’ Representative). If the indemnifying party makes any payment on any Third-Party Claim, the indemnifying party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified party to any insurance benefits or other claims of the indemnified party with respect to such Third-Party Claim. No settlement of any Third-Party Claim shall limit or reduce the right of any indemnified party to indemnification in accordance with this Article VIII for all Losses such indemnified party may incur arising out of or resulting from such Third-Party Claim. Notwithstanding the foregoing, any Tax Claim shall be handled in accordance with Section 8.7(c).

(c) After any final decision, judgment or award shall have been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement, in each case with respect to a Third-Party Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter and the indemnifying party shall pay all of such remaining sums so due and owing to the indemnified party in accordance with Section 8.5.

(d) If any Third-Party Claim is of a nature such that (i) the indemnified party is required by applicable Law or any Order, or (ii) it is necessary in the reasonable view of the indemnified party acting in good faith and in a manner consistent with reasonable commercial practices, in respect of (A) a Third-Party Claim by a customer or its Affiliate relating to products or services supplied by the business of the Company and the Subsidiaries or (B) a Third-Party Claim relating to any Material Contract which is necessary to the ongoing operations of the Company and the Subsidiaries or any material part thereof in order to avoid material damage to the relationship between the indemnified party and any of its major customers or to preserve the rights of the indemnified Party under such an essential Material Contract, to make a payment to any Person with respect to the Third-Party Claim before the completion of settlement negotiations or related Legal Proceedings, as the case may be, then the indemnified party may make such payment and the indemnifying party shall, promptly after demand by the indemnified party, reimburse the indemnified party for such payment. If the amount of any liability of the indemnified party under the Third-Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the indemnifying party to the indemnified party, the indemnified party shall, promptly after receipt of the difference from the Person, pay the amount of such difference to the indemnifying party.

(e) Nothing in this Article VIII shall apply to limit any right to recovery under the R&W Insurance Policy, and the obligations set forth in this Section 8.3 shall be subject to any obligations of any insured under the R&W Insurance Policy.

8.4 Other Indemnification Provisions.

(a) Sellers shall not be required to indemnify any Buyer Indemnified Party under Section 8.2(a)(i) and Section 8.2(b)(i) unless the aggregate amount of Losses suffered by any Buyer Indemnified Parties exceeds $800,000 (the “Deductible”) and then Sellers shall be required to indemnify the applicable Buyer Indemnified Parties, subject to Section Error! Reference source not found., for the amount of Losses in excess of the Deductible; provided, that this Section 8.4(a) shall not apply to Losses related to (x) the failure to be true and correct of any of the Fundamental Representations, (y) any indemnification claim arising out of any fraudulent, intentional or willful breach of any representation of Sellers in this Agreement or in any Seller Document, or Company Document, or (z) the misrepresentation, breach of, or inaccuracy in, any representation and warranty made by the Company or Sellers that is excluded from coverage under the R&W Insurance Policy (the “R&W Exclusions”). Buyer shall not be required to indemnify any Buyer Indemnified Party under Section 8.2(c)(i) unless the aggregate amount of Losses suffered by any Seller Indemnified Parties exceeds the Deductible and then Buyer shall be required to indemnify the applicable Seller Indemnified Parties, subject to Section Error! Reference source not found., for the amount of Losses in excess of the Deductible limitation; provided, that this Section 8.4(a) shall not apply to Losses related to (x) the failure to be true and correct of any of the Fundamental Representations, or (y) any indemnification claim arising out of any fraudulent, intentional or willful breach of any representation of Buyer in this Agreement or in any Buyer Document.

(b) Neither Sellers, on the one hand, nor Buyer, on the other hand, shall be required to indemnify any Person under Section 8.2(a)(i), Section 8.2(b)(i), or Section 8.2(c)(i), as applicable, for an aggregate amount of Losses exceeding $800,000 (the “General Cap”); provided, that the General Cap shall not apply with respect to Losses related to (x) the failure to be true and correct of any of the Fundamental Representation, (y) any indemnification claim arising out of any fraudulent, intentional or willful breach of any representation of any Seller or Buyer in this Agreement, or in any Seller Document, Company Document, or Buyer Document or (z) R&W Exclusions. Neither any Seller, on the one hand, nor Buyer, on the other hand, shall be required to indemnify any Person with respect to Fundamental Representations under Section 8.2(a)(i), Section 8.2(b)(i), or Section 8.2(c)(i), as applicable, for an aggregate amount of Losses exceeding the Closing Payment, as adjusted as provided in Section 2.4, plus any Earnout Payments actually payable pursuant to Section 2.5 (the “Fundamental Cap”); provided, that the Fundamental Cap shall not apply with respect to Losses related to any indemnification claim arising out of any fraudulent breach of any representations of any Seller or Buyer in this Agreement, or in any Seller Document, Company Document or Buyer Document.

(c) For purposes of determining the failure of any representations or warranties to be true and correct, the breach of any covenants or agreements, and calculating Losses hereunder, any materiality or Material Adverse Effect qualifications in the representations, warranties, covenants and agreements shall be disregarded.

(d) Sellers shall not have any right of contribution, subrogation or other recourse against the Company, the Subsidiaries, or their respective directors, managers, officers, Employees, Affiliates, agents, attorneys, stockholders, members, representatives, assigns or successors for any Third-Party Claims asserted by Buyer Indemnified Parties, it being acknowledged and agreed that the covenants and agreements of the members of the Company and the Subsidiaries are solely for the benefit of the Buyer Indemnified Parties.

(e) The amount of any Losses subject to indemnification under this Article VIII shall be reduced by the amounts actually recovered by any indemnified party under applicable insurance policies (including the R&W Insurance Policy) with respect to claims related to such Losses (net, without duplication, of (i) any increase in premiums, (ii) retroactive premiums, (iii) premium adjustments, or (iv) any deductible or retention amounts incurred in obtaining such recovery), and if any indemnified party receives such insurance proceeds after the settlement of any indemnification claim under this Article VIII, such indemnified party shall refund to such indemnifying party the amount of such insurance proceeds, up to the amount received in connection with such indemnification claim (net of the total cost of any such recovery); provided, that no indemnified party shall be required to notify the provider(s) of, or seek recovery for such Losses under, any insurance policies prior to seeking recovery for such Losses from the indemnifying party pursuant to, and subject to the limitations of, this Article VIII.

8.5 Indemnity Payments. Any payment Sellers are obligated to make to any Buyer Indemnified Parties pursuant to this Article VIII shall be paid (a) first, to the extent there are sufficient funds in the Indemnity Escrow Account, by release of funds to the Buyer Indemnified Parties from the Indemnity Escrow Account by the Escrow Agent within five (5) Business Days after the date notice of any sums due and owing is given to Sellers’ Representative (with a copy to the Escrow Agent pursuant to the Escrow Agreement) by the applicable Buyer Indemnified Party and shall accordingly reduce the Indemnity Escrow Amount; provided that, if the payment obligation is required pursuant to Section 8.2(b) or otherwise relates to an inaccuracy in or breach of a Fundamental Representation, Buyer may, in its sole discretion, elect to recover all or any portion of such amount directly from the Sellers against which such claim is asserted regardless of the amount of fund in the Indemnity Escrow Account (or any combination of recovery from the Indemnity Escrow Account or directly from the Sellers), and (b) second, to the extent the Indemnity Escrow Amount is insufficient to pay any remaining sums due, then, in Buyer’s sole discretion, (i) Sellers shall pay all of such additional sums due and owing to the Buyer Indemnified Parties by wire transfer of immediately available funds within five (5) Business Days after the date of such notice, or (ii) Buyer may offset such additional sums due and owing to the Buyer Indemnified Parties from the Earnout Payments actually payable pursuant to Section 2.5 (subject to Section 8.9). Upon the expiration of the General Survival Period, the Escrow Agent shall deposit with the Sellers’ Representative the amount then remaining in the Indemnity Escrow Account (to the extent not utilized to pay Buyer for any indemnification claim) and the Sellers’ Representative shall distribute such portion of the Indemnity Escrow Amount to each Seller by wire transfer of immediately available funds to such account or accounts designated by Sellers’ Representative, in accordance with each Seller’s respective Pro Rata Share, except that the Escrow Agent shall retain an amount (up to the total amount then held by the Escrow Agent) equal to the amount of claims for indemnification under this Article VIII asserted prior to the expiration of the General Survival Period but not yet resolved (“Unresolved Claims”).    The Indemnity Escrow Amount retained for Unresolved Claims shall be released by the Escrow Agent (to the extent not utilized to pay Buyer for any such claims resolved in favor of Buyer) upon their resolution in accordance with this Article VIII and the Escrow Agreement. Any payment Buyer is obligated to make to any Seller Indemnified Party shall be paid to such Seller Indemnified Party.

8.6 Exclusive Remedies. Except for the remedies set forth in Section 2.4, Section 6.10, Section 8.7 and Section 9.2, the parties acknowledge and agree that their sole and exclusive remedy (and the sole and exclusive remedy of the Buyer Indemnified Parties and the Seller Indemnified Parties) with respect to any and all claims (other than claims arising from fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement and claims for equitable relief made with respect to breaches of any covenant or agreement contained in this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the provisions set forth in this Article VIII. Nothing in this Section 8.6 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled hereunder or to seek any remedy on account of fraud or criminal activity by any party hereto.

8.7 Tax Matters.

(a) Filing of Tax Returns; Payment of Taxes.

(i) The Sellers’ Representative shall file or cause to be filed all Tax Returns of the Company and the Subsidiaries for all taxable periods ending on or before the Closing Date, and shall timely pay any and all Taxes due with respect to such returns. All Tax Returns described in this Section 8.7(a)(i) shall be prepared in a manner consistent with prior practice. The Sellers’ Representative shall provide Buyer with copies of such completed Tax Returns at least twenty (20) days prior to the due date for filing thereof (as such due date has been extended, if applicable, by the applicable Taxing Authority), along with supporting work papers, for Buyer’s review and approval. The Sellers’ Representative and Buyer shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing. In the event that the Sellers’ Representative and Buyer are unable to resolve any dispute with respect to such Tax Return at least ten (10) days prior to the due date for filing, such dispute shall be resolved pursuant to Section 8.7(e), which resolution shall be binding on the parties.

(ii) Following the Closing, Buyer shall cause to be timely filed all Tax Returns (other than those Tax Returns described in Section 8.7(a)(i)) required to be filed by the Sellers’ Representative after the Closing Date and, subject to the right to payment from the Sellers under Section 8.7(a)(iii), pay or cause to be paid all Taxes shown due thereon.

(iii) Not later than ten (10) days prior to the due date for the payment of Taxes on any Tax Returns which Buyer has the responsibility to cause to be filed pursuant to Section 8.7(a)(ii), the Sellers shall pay to Buyer the amount of Taxes, as reasonably determined by Buyer, owed by the Sellers pursuant to the provisions of this Section 8.7(a). No payment pursuant to this Section 8.7(a)(iii) shall excuse the Sellers from their indemnification obligations pursuant to Section 8.2 if the amount of Taxes as ultimately determined (on audit or otherwise) for the periods covered by such Tax Returns exceeds the amount of Sellers’ payment under this Section 8.7(a)(iii).

(b) Straddle Period Tax Allocation. The Company and the Subsidiaries will, unless prohibited by applicable Law, close each of their applicable taxable periods as of the close of business on the Closing Date. If applicable Law does not permit the Company and the Subsidiaries to close any of its taxable years on the Closing Date or in any case in which a Tax is assessed with respect to a taxable period which includes the Closing Date (but does not begin or end on that day) (a “Straddle Period”), the Taxes, if any, attributable to a Straddle Period shall be allocated (i) to Sellers for the period up to and including the close of business on the Closing Date, and (ii) to Buyer for the period subsequent to the Closing Date. Any allocation of income or deductions required to determine any Taxes attributable to a Straddle Period shall be made by means of a deemed closing of the books and records of the Company and the Subsidiaries as of the close of the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period. Notwithstanding the foregoing, property or ad valorem taxes attributable to a Straddle Period shall be allocated to the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.

(c) Tax Audits.

(i) If notice of any Legal Proceeding with respect to Taxes of any of the Company and the Subsidiaries (a “Tax Claim”) shall be received by Buyer for which Sellers may reasonably be expected to be liable pursuant to Section 8.2(a), Buyer shall notify Sellers’ Representative in writing of such Tax Claim; provided, that the failure of Buyer to give Sellers’ Representative notice as provided herein shall not relieve Sellers of their obligations under this Section 8.7.

(ii) Buyer shall have the right, at the expense of Sellers to the extent such Tax Claim is subject to indemnification by Sellers pursuant to Section 8.2(a)(vi), to represent the interests of the Company and the Subsidiaries in any Tax Claim; provided, that with respect to a Tax Claim relating exclusively to taxable periods ending on or before the Closing Date, Buyer shall not settle such claim without the consent of Sellers, which consent shall not be unreasonably withheld or delayed.

(d) Transfer Taxes. Buyer shall be liable for and shall pay (and shall indemnify and hold harmless the Seller Indemnified Parties against) all sales, use, stamp, documentary, filing, recording, transfer or similar fees or taxes or governmental charges as levied by any Governmental Body (including any interest and penalties) in connection with the transactions contemplated by this Agreement.

(e) Disputes. Any dispute as to any matter covered in this Section 8.7 shall be resolved by the Independent Accountant. If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner which the party responsible for preparing such Tax Return deems correct. The fees, costs and expenses of the Independent Accountant shall be allocated to and borne by Buyer, on the one hand, and Sellers, on the other hand, based on the inverse of the percentage that the Independent Accountant’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Accountant. For example, should the items in dispute total in amount to $1,000 and the Independent Accountant awards $600 in favor of Sellers’ position, 60% of the costs of its review would be borne by Buyer and 40% of the costs would be borne by Sellers.

(f) Section 338(h)(10) Election.

(i) Sellers and Buyer shall make a joint election for the Company under Code Section 338(h)(10) and under similar provisions of state and local law with respect to the purchase of the Stock (the “Section 338(h)(10) Election”). Sellers represent that their sale of the Purchased Shares is eligible for such election. Sellers’ Representative and Buyer shall each deliver completed and executed copies of IRS Form 8023, required schedules thereto, and any similar state forms at the Closing in accordance with Sections 2.7(t) and 2.8(h). If any changes are required in these forms as a result of information which is first available after these forms are prepared, the Sellers’ Representative and Buyer will promptly make such changes.

(ii) Sellers and Buyer have agreed that the allocation of the Purchase Price among the assets of Company, as set forth at Schedule 8.7(f)(ii) (the “Purchase Price Allocation”), has been prepared in material compliance with Section 338(h)(10) of the Code or any state equivalent among the assets of the Company and other applicable Tax laws. Following any adjustments to the Purchase Price (e.g., pursuant to Section 2.4(c)), Buyer shall prepare an amended Purchase Price Allocation, consistent with the principles applied in preparing the initial Purchase Price Allocation for Sellers’ Representative for its review and consent, which shall not be unreasonably withheld, conditioned or delayed. Sellers, Company and Buyer agree and acknowledge, on behalf of themselves and any Persons with whom such party files Tax Returns, that (i) Company (and its Affiliates) and Buyer (and their Affiliates) shall not, absent mutual written agreement, challenge or dispute the allocations set forth in the Purchase Price Allocation, as amended pursuant to this Agreement, (ii) each such party shall file all Tax Returns in a manner consistent with the Purchase Price Allocation, and (iii) no such party shall take any position inconsistent therewith in any Tax Return, refund claim, litigation, or otherwise. Sellers, Company and Buyer agree to provide the other promptly with any other information required to complete IRS Form 8883 (or any other applicable Tax Return).

8.8 Tax Treatment of Indemnity Payments. Sellers and Buyer agree to treat any indemnity payment made pursuant to this Article VIII as an adjustment to the Purchase Price for all Tax purposes to the extent permitted by applicable Law. If, notwithstanding the treatment required by the preceding sentence, any indemnification payment under Article VIII is determined to be taxable to the party receiving such payment by any Taxing Authority, the paying party shall also indemnify the party receiving such payment for any Taxes incurred by reason of the receipt of such payment and any Losses incurred by the party receiving such payment in connection with such Taxes (or any asserted deficiency, claim, demand, action, suit, proceeding, judgment or assessment, including the defense or settlement thereof, relating to such Taxes).

8.9 Right to Setoff. Without limiting any other rights or remedies available to it, Buyer shall be entitled, subject to the limitations set forth in this Article VIII, to offset any claim for a Loss by a Buyer Indemnified Party pursuant to this Article VIII or any payments due and payable to Buyer by any Seller or pursuant to this Agreement (including Section 2.4 and Section 8.5) against payments due and payable by Buyer to any Seller or any Seller Indemnified Party under this Agreement (including Section 2.5). Claims with respect to the Buyer’s set-off right shall be subject to the procedures set forth in Section 8.3. Any exercise of Buyer’s right to set-off against any amounts due and payable pursuant to this Agreement shall not constitute a breach or an event of default under this Agreement regardless of whether such setoff is later determined to be unjustified or impermissible in arbitration, by a court or otherwise.

ARTICLE IX

MISCELLANEOUS

9.1 Expenses. Except as otherwise expressly provided in this Agreement, Sellers, on the one hand, and Buyer, on the other hand, shall each bear their own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

9.2 Specific Performance. Sellers and the Company acknowledge and agree that a breach of this Agreement would cause irreparable damage to Buyer and that Buyer will not have an adequate remedy at Law. Therefore, the obligations of Sellers and the Company under this Agreement, including Sellers’ obligations to sell the Stock to Buyer, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

9.3 Submission to Jurisdiction; Consent to Service of Process.

(a) The parties hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within Dallas, Texas over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each of the parties hereby consents to process being served by any party in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 9.6.

9.4 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto), the Seller Documents, the Company Documents, and the Buyer Documents represent the entire understanding and agreement between the parties with respect to the subject matter hereof, supersede all prior oral discussions and written agreements between the parties with respect to the subject matter hereof (including any term sheet or similar agreement or document relating to the transactions contemplated hereby), and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No oral statements or prior written material not specifically incorporated in this Agreement shall be of any force and effect. The parties represent and acknowledge that in executing this Agreement, the parties did not rely, and have not relied, on any communications, promises, statements, inducements, or representation(s), oral or written, by any other party hereto, except as expressly contained in this Agreement; provided, that (a) Sellers and the Company acknowledge that Buyer relied on, among other things, the representations and warranties contained in this Agreement, the Seller Documents and the Company Documents, in deciding whether to enter into this Agreement, and (b) Buyer acknowledges that Sellers relied on, among other things, the representations and warranties contained in this Agreement and the Buyer Documents, in deciding whether to enter into this Agreement. The parties hereto represent that they relied on their own judgment in entering into this Agreement. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. A breach of this Agreement shall not preclude injunctive relief. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy, including injunctive relief. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law or equity.

9.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas applicable to contracts made and performed in such State, without reference to such State’s or any other state’s or other jurisdiction’s principles of conflict of laws.

9.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by email (provided, that for notice to be effective under this clause (b), a copy of such notice must be sent by overnight courier (with written confirmation of delivery) not more than one (1) Business Day after the sending of such email) or (c) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and email addresses (or to such other address or email address as a party may have specified by notice given to the other party pursuant to this provision):

If to Sellers, Sellers’ Representative or, prior to the Closing, the Company, to:

Honkamp Krueger & Co., P.C.

2345 John F. Kennedy Rd.

Dubuque, IA 52002

Attn: Gregory C. Burbach

Email: gburbach@honkamp.com

With a copy to:

Kane, Norby & Reddick, P.C.

2100 Asbury Road, Suite 2

Dubuque, IA 52001

Attn: Brian J. Kane

Email: bkane@kanenorbylaw.com

If to Buyer or, following the Closing, the Company, to:

Blucora, Inc.

6333 State Hwy 161, 5th Floor

Irving, TX 75038

Attn: Chief Legal Officer

Email: legalnotices@blucora.com

With a copy to:

Haynes and Boone, LLP

2323 Victory Avenue

Suite 700

Dallas, Texas 75219

Attn: Janice V. Sharry

Email: Janice.Sharry@haynesboone.com

Haynes and Boone, LLP

1050 17th Street

Suite 1800

Denver, CO 80265

Attn: Dan Malone

Email: Dan.Malone@haynesboone.com

9.7 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, such provision shall be modified so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

9.8 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third-party beneficiary rights in any person or entity not a party to this Agreement except as provided below or as otherwise expressly provided herein. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of Buyer and Sellers’ Representative and any attempted assignment without the required consents shall be void; provided, that Buyer may assign this Agreement and any or all rights or obligations hereunder or thereunder (including Buyer’s rights to purchase and receive the Stock and Buyer’s rights to seek indemnification hereunder) to any Affiliate of Buyer, any Person from which it has borrowed money or any Person to which Buyer or any of its Affiliates proposes to sell all or substantially all of the Stock. Upon any such permitted assignment, the references in this Agreement to Buyer shall also apply to any such assignee unless the context otherwise requires. Following any permitted assignment by Buyer as set forth in this Section 9.8, Buyer shall remain liable for all Buyer obligations and liabilities under this Agreement, including, but not limited to, the payment of the Earnout Payments.

9.9 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, equity holder, Affiliate, agent, attorney or representative of Buyer or its Affiliates shall have any liability for any obligations or liabilities of Buyer under this Agreement or the Buyer Documents of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

9.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. In the event that a signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” or other electronic format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile, “.pdf” or other electronic format signature page were an original thereof.

9.11 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE PARTIES HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

9.12 Sellers’ Representative.

(a) Sellers hereby irrevocably nominate, constitute and appoint Sellers’ Representative as the agent, agent for service of process and true and lawful attorney-in-fact of each Seller, individually, and all Sellers, collectively, with full power of substitution, to act in the name, place and stead of any Seller with respect to any matter under this Agreement or the Escrow Agreement, including the exercise of the power to (i) execute, deliver, acknowledge, certify and file (in the name of Sellers, any Seller or otherwise) any documents or consents and otherwise take any actions, and make or receive any payments or disbursements, that Sellers’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate, on behalf of Sellers, in connection with any matter contemplated in Section 2.4, Section 7.3, Section 7.4, Article VIII, Section 9.3 or Section 9.8 (including negotiating, entering into compromises or settlements of and resolving any dispute or litigation with respect to any such matters); and (ii) receive the Closing Payment on behalf of the Sellers pursuant to Section 2.3(a) along with any other payments or distributions due to the Sellers pursuant to this Agreement, and (iii) give and receive notices and communications under this Agreement or the Escrow Agreement. Sellers’ Representative hereby accepts its appointment as Sellers’ Representative. The power of attorney granted in this Section 9.12 is coupled with an interest and irrevocable, may be delegated by Sellers’ Representative and shall survive the death, incapacity, dissolution or liquidation of each Seller.

(b) A decision, act, consent or instruction of Sellers’ Representative shall constitute a decision of Sellers and shall be final, binding and conclusive upon Sellers. Buyer, the Company and the Subsidiaries are hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of Sellers’ Representative. Notwithstanding anything to the contrary contained in this Agreement, Buyer (and, if applicable, any Buyer Indemnified Party) shall be entitled to (i) deal exclusively with Sellers’ Representative on all matters relating to Section 2.4, Section 7.3, Section 7.4, Article VIII, Section 9.3 or Section 9.8 and (ii) rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Seller by Sellers’ Representative, and on any other action taken or purported to be taken on behalf of any Seller by Sellers’ Representative, as fully binding upon such Seller. Each Seller hereby confirms each and every action to be taken by Sellers’ Representative pursuant to this power of attorney as if it were such Seller’s own and waives any right to make any claim against Sellers’ Representative that may arise, directly or indirectly, as a result of Sellers’ Representative’s actions by virtue of this power of attorney.

(c) (i) Sellers’ Representative may be changed from time to time upon not less than five (5) Business Days’ prior written notice to Buyer, (ii) Sellers’ Representative may at any time, upon thirty (30) days prior written notice to Buyer and Sellers, resign and designate a replacement Sellers’ Representative, or (iii) if Sellers’ Representative shall dissolve or liquidate or otherwise become unable to fulfill its responsibilities as representative of Sellers, then Sellers holding a majority of the Stock prior to the Closing shall within thirty (30) days after such dissolution, liquidation or other event, appoint a successor representative and, promptly thereafter, shall notify Buyer of the identity of such successor; provided, that, with respect to the preceding clauses (i), (ii) and (iii), such changes to Sellers’ Representative shall be effective upon the later of the date indicated in such notice or the date such notice is received by Buyer; provided, further, that until such notice is received, Buyer shall be entitled to rely on the decisions, actions, consents and instructions of the prior Sellers’ Representative as described in Section 9.12(b). Any such successor shall become “Sellers’ Representative” for purposes of this Agreement, and all power, authority, rights and privileges conferred in this Agreement to Sellers’ Representative will apply to any successor Sellers’ Representative. If for any reason there is no Sellers’ Representative at any time, all references herein to Sellers’ Representative shall be deemed to refer to the number of Sellers holding a majority of the Stock prior to the Closing.

(d) No bond shall be required of Sellers’ Representative. Sellers’ Representative shall not be liable to any Seller for any act done or omitted hereunder as Sellers’ Representative, unless such action or omission results from or arises out of fraud, willful misconduct, gross negligence or bad faith on the part of Sellers’ Representative, with the understanding that any act done or omitted pursuant to the advice of counsel shall be considered conclusive evidence of Sellers’ Representative’s good faith. Sellers’ Representative shall be entitled to be indemnified by Sellers, on a joint and several basis, for any loss, liability or expense incurred without gross negligence or willful misconduct on the part of Sellers’ Representative with respect to any matter arising out of or in connection with the acceptance or administration of its duties hereunder. Sellers’ Representative shall be entitled to recover from Sellers, on a joint and several basis, any out-of-pocket costs and expenses reasonably incurred by Sellers’ Representative in good faith and in connection with actions taken by Sellers’ Representative pursuant to this Agreement (including the hiring of accountants and legal counsel and the incurring of accounting and legal fees and costs). Sellers’ Representative shall keep reasonably detailed records of the costs and expenses for which it seeks reimbursement as herein provided. Anywhere in the Agreement where Sellers’ Representative is obligated to pay any amount to Buyer (or any Buyer Indemnified Party) after the Closing Date in its capacity as Sellers’ Representative, the obligation to pay such amount is an obligation of the applicable Seller(s) and Sellers’ Representative’s obligation is to pay over such amounts on behalf of the applicable Seller(s) upon receipt thereof from such Seller(s).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

“BUYER”:

SPIRIT ACQUISITIONS, LLC

By:
Name:
Title:

Signature Page to Stock Purchase Agreement

“COMPANY”:

HONKAMP KRUEGER FINANCIAL SERVICES, INC.

By:
Name:
Title:

Signature Page to Stock Purchase Agreement

“SELLERS”:

Frank J. Bremser, Seller

Gregory C. Burbach, Seller

Ryan J. Burbach, Seller

Michael F. Campana, Seller

Steven W. Campana, Seller

Brian D. Cose, Seller

Aaron P. Cullen, Seller

John R. Darrah, Seller

Jennifer L. Daughetee, Seller

Signature Page to Stock Purchase Agreement

Kevin T. Fischer, Seller

Ivan P. Gruhl, Seller

Keith J. Habel, Seller

Jay R. Harris, Seller

Ryan J. Hauber, Seller

Renee E. Hesselman, Seller

Natalie B. Hoffmann, Seller

Stephanie K. Imhoff, Seller

Kyle S. Kunz, Seller

Frank C. Ludgate, Seller

Signature Page to Stock Purchase Agreement

Randolph J. Mihm, Seller

Nicholas D. Nauman, Seller

Brian D. Powers, Seller

Adam R. Reisch, Seller

Douglas W. Rogers, Seller

Louie A. Rosalez, Seller

Reggie Rowe, Seller

Richard R. Runde, Seller

Brian M. Russ, Seller

Kevin R. Schmitt, Seller

Signature Page to Stock Purchase Agreement

Keiren F. Smith, Seller

Michelle M. Steining, Seller

Martha Sullivan, Seller

Katie J. Thomas, Seller

Jon F. Thoms, Seller

Heather D. Vetter, Seller

Scott Walloch, Seller

Michael P. Welbes, Seller

Lisa Wigington, Seller

Signature Page to Stock Purchase Agreement

“SELLERS’ REPRESENTATIVE”:

JRD Seller Representative, LLC

By:
John R. Darrah, Its President

Signature Page to Stock Purchase Agreement